8/11

05010245

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mizuho Financial Group, Inc.

*CURRENT ADDRESS 1-5-5, Otemachi
Chiyoda-ku, Tokyo 100-0004
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

FILE NO. 82- 34906 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: MM

DAT : 8/8/05

MIZUHO

Mizuho Financial Group

2004

Annual Report
(April 2003~March 2004)

Mizuho Financial Group, Inc.

What's Mizuho Financial Group?

What kind of financial institution is the Mizuho Financial Group?

The Mizuho Financial Group is a comprehensive financial services group that precisely and swiftly meets its customers' diverse financial needs through the expertise possessed by and the close collaboration of its group companies which includes Mizuho Corporate Bank, primarily serving large corporations and overseas corporations, and Mizuho Bank, dealing primarily with individuals, small and medium-sized enterprises, and middle market corporations as well as securities, trust banking and asset management companies.

page 6 page 20

Mizuho Financial Group, Inc. (MHFG: financial holding company)

- Banking and Securities Business Sector
  - **Mizuho Holdings, Inc.** (MHHD: intermediate holding company for banks and securities subsidiaries)
    - Mizuho Corporate Bank, Ltd. (MHCB)
    - Mizuho Securities Co., Ltd. (MHSC)
    - Mizuho Bank, Ltd. (MHBK)
    - Mizuho Investors Securities Co., Ltd. (MHIS)
  - Shinko Securities Co., Ltd.
- Trust and Asset Management Sector
  - Mizuho Trust & Banking Co., Ltd. (MHTB)
  - Trust & Custody Services Bank, Ltd. (TCSB)
  - Asset management companies
    - Dai-Ichi Kangyo Asset Management Co., Ltd. (DKA)
    - Fuji Investment Management Co., Ltd. (FIMCO)
    - DLIBJ Asset Management Co., Ltd. (DIAM)
- Strategic Subsidiaries
  - Credit card company
    - UC Card Co., Ltd.
  - Research institution
    - Mizuho Research Institute Ltd.
  - Information & technology
    - DKB Information Systems Inc. (DKIS)
    - Fuji Research Institute Corporation (FRIC)
    - IBJ Systems, Limited (KSD)
  - Venture capital
    - Mizuho Capital Co., Ltd.
- Corporate Revitalization
  - Financial subsidiaries for corporate revitalization
    - Mizuho Corporate, Ltd.
    - Mizuho Global, Ltd.
    - Mizuho Project, Ltd.
    - Mizuho Asset, Ltd.
  - Advisory company for corporate revitalization
    - Mizuho Advisory, Inc.

Has the group made progress in resolving its non-performing loan issue?

As a result of implementing corporate revitalization projects and removing non-performing loans (NPLs) from their balance sheets, the Three Banks reduced their outstanding balance of NPLs to ¥3,191.0 billion at the end of fiscal 2003 bringing the group's NPL ratio to 4.4%.

page 4

NPL Balance and NPL Ratio
(Claims for Special Attention or Worse)
(the Three Banks)



(trillions of yen)
(%)
September 2002
March 2003
March 2004

How did the group perform in fiscal 2003?

For fiscal 2003, the group recorded consolidated ordinary profits of ¥896.4 billion and net income of ¥406.9 billion. This was a significant improvement compared to our net loss in the previous fiscal year.

The principal factors contributing to the improvement in profitability were higher non-interest income, reductions in expenses and credit-related costs, and gains on the sale of securities.

page 3

Net Income (MHFG)



(billions of yen)
500
0
(500)
(1,000)
(1,500)
(2,000)
(2,500)
Fiscal 2002
Fiscal 2003

Is the group's restructuring efforts progressing?

We realized a significant reduction of ¥108.6 billion in expenses. This was accomplished by proceeding with restructuring plans including reviewing compensation and benefits for senior executives and employees, reducing the number of employees, closing and consolidating duplicate domestic branches, and selling the head office buildings of Mizuho Corporate Bank and Mizuho Bank.

page 3 page 9

General & Administrative Expenses
(the Three Banks)



(billions of yen)
1,000
900
800
700
100
0
Fiscal 2002
Fiscal 2003

What is the group's core business strategy?

We plan to drastically increase our earning power by focusing on the strategic plans of each group company that are formulated for each customer segment and business area, as well as by strengthening synergies among group companies.

Mizuho Corporate Bank will further strengthen its "originate to distribute" business model based on asset turnover with loan syndication as its core, and also continuously offer sophisticated and multi-faceted financial solutions to customers.

page 10

Mizuho Bank will fortify its business in the individual customer sector by strengthening its capability to provide financial consulting services, reinforcing marketing in the housing loan business and utilizing its customer base by launching Mizuho Mileage Club, a new membership service.

page 14

Mizuho Securities, Mizuho Trust & Banking and other group companies will continue to enhance their expertise and strengthen their strategies while maximizing synergies through dynamic collaboration with the group companies.

page 18

page 7 page 22

*Figures are described as follows.
MHFG: Mizuho Financial Group (consolidated)
The Three Banks: Mizuho Corporate Bank + Mizuho Bank + Mizuho Trust & Banking + their financial subsidiaries for corporate revitalization (non-consolidated)

Financial Highlights of Mizuho Financial Group, Inc. (Consolidated)

For the Fiscal Years ended March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Total Income	¥ 3,342,957	¥ 3,441,810	$ 31,647,800
Total Expenses	2,461,716	5,703,982	23,305,088
Income (Loss) before Income Taxes and Minority Interests	881,240	(2,262,172)	8,342,712
Net Income (Loss)	406,982	(2,377,172)	3,852,902
Cash Dividends*	77,748	22,147	736,045

*Non-consolidated basis.

At March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Total Assets	¥ 137,750,091	¥ 134,032,747	$ 1,304,081,143
Securities	32,071,624	23,816,574	303,622,311
Loans and Bills Discounted	66,205,868	69,210,035	626,771,450
Deposits	77,487,475	72,222,642	733,574,510
Total Shareholders' Equity	¥ 3,644,396	¥ 2,861,066	$ 34,501,524

For the Fiscal Years ended March 31,	Yen 2004	Yen 2003	U.S. dollars 2004
Per Share of Common Stock			
Net Income (Loss)	¥ 36,153.27	¥ (254,524.65)	$ 342.26
Cash Dividends per Share*			
Common Stock	3,000	—	28.40
Preferred Stock			
First Series Class I Preferred Stock	22,500	22,500	213.01
Second Series Class II Preferred Stock	8,200	8,200	77.63
Third Series Class III Preferred Stock	14,000	14,000	132.54
Fourth Series Class IV Preferred Stock	47,600	47,600	450.63
Sixth Series Class VI Preferred Stock	42,000	42,000	397.61
Seventh Series Class VII Preferred Stock	11,000	11,000	104.14
Eighth Series Class VIII Preferred Stock	8,000	8,000	75.74
Ninth Series Class IX Preferred Stock	17,500	17,500	165.67
Tenth Series Class X Preferred Stock	5,380	5,380	50.93
Eleventh Series Class XI Preferred Stock	20,000	165	189.34
Twelfth Series Class XI Preferred Stock	2,500	21	23.67
Thirteenth Series Class XIII Preferred Stock	30,000	247	284.01

*Non-consolidated basis.

At March 31,	2004	2003
Capital Adequacy		
Risk-based Capital Ratio (BIS Capital Ratio)	11.35%	9.53%

Ratings

	R&I		JCR		Moody's		Standard & Poor's		Fitch	
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Mizuho Financial Group, Inc.	A–	a–1	—	—	—	—	—	—	—	—
Mizuho Holdings, Inc.	A–	a–1	—	—	—	—	—	—	—	—
Mizuho Corporate Bank, Ltd.	A–	a–1	A	—	A3	P–1	BBB+	A–2	BBB+	F2
Mizuho Bank, Ltd.	A–	a–1	A	—	A3	P–1	BBB+	A–2	BBB+	F2
Mizuho Securities Co., Ltd.	A–	a–1	A	J–1	—	—	—	—	—	—
Mizuho Trust & Banking Co., Ltd.	A–	a–1	A–	—	A3	P–1	BBB+	A–2	BBB+	F2

(as of July 5, 2004)

2004 Mizuho Financial Group Annual Report

A Message from the President & CEO of Mizuho Financial Group, Inc.



Terunobu Maeda
President & CEO
Mizuho Financial Group, Inc.

Moving from a Year of Achievement to a Year of Proving the True Value of Mizuho

Last year we made a promise. The promise was that fiscal 2003 would be the year of achievement for Mizuho. This followed on from the strong foundation we created in fiscal 2002 with realignments in the group's management systems and the steps we took to address financial issues, including the raising of more than ¥1 trillion in new capital. I am pleased to report that fiscal 2003 was, indeed, a year of major achievements and a year of enhancing Mizuho's value for shareholders. We reported consolidated net income of ¥406.9 billion, well above our initial target, and a major improvement from the net loss reported in fiscal 2002.

In summary, in line with our promise last year, we made decisive progress in

- ▶ increasing earning power,
- ▶ strengthening the group's financial position,
- ▶ realizing group synergies to broaden ties with our strong customer base, and
- ▶ moving closer to tapping the full power of group strengths to enhance profitability.

Our mission for fiscal 2004 is to build on our achievements in fiscal 2003 and "to prove the true value of Mizuho." We are devoting all our energy to responding to your expectations by focusing our energy and resources on boosting corporate value and further developing the group's capabilities for offering comprehensive financial services.

In the following pages, I would like to review the group's performance in fiscal 2003 and outline our management strategies for fiscal 2004.

Major Improvements in Profitability

For fiscal 2003 (ended March 31, 2004), the group recorded consolidated ordinary profits of ¥896.4 billion and net income of ¥406.9 billion. This was well above initial targets and a significant improvement compared to our net loss in the previous fiscal year. We resumed payment of cash dividends on common stocks of ¥3,000 per share, and, as in fiscal 2002, we paid the prescribed dividends on preferred stocks.

The key to this major improvement lies in our developing a range of policies to reform the group's management in fiscal 2002, such as implementing realignments in the group's corporate structure, taking major steps to deal with outstanding financial issues, and raising more than ¥1 trillion in new capital.

Furthermore, we designated fiscal 2003 as a year of achievement and worked to augment our capability to provide comprehensive financial services, strengthen earning power, and further improve the group's financial position. As a result, we were able to realize a significant improvement in the group's profitability.

The principal factors contributing to the improvement in profitability were higher non-interest income, and reductions in expenses and credit-related costs. The increase in non-interest income was due to expansion of syndicated loans, foreign exchange, and other fee-based businesses.

The other contributing factor was a reduction in expenses by ¥108.6 billion on an aggregated basis by the Three Banks. This was accomplished by proceeding with restructuring plans, including reviewing compensation and benefits for senior executives and employees, reducing the number of employees, closing and consolidating duplicate domestic branches, and selling the head office buildings of the Two Banks.

Progress of Restructuring Plan (The Holding Companies + the Two Banks)

	March 2003	March 2004 (Plan)	March 2004 (Results)
Employees	27,900	26,800	26,575
Domestic branches	562	458	440
Overseas branches and subsidiaries	49	43	41

Note: Based on the Business Revitalization Plan. With respect to the number of domestic branches, if several branches had been located at one site as a part of the group's branch-in-branch program, those branches are counted as a single office.

Net Income (MHFG)



(billions of yen)
500
0
(500)
(1,000)
(1,500)
(2,000)
(2,500)
Fiscal 2002
(2,377.1)
406.9
Fiscal 2003

Net Business Profits and Credit-Related Costs (The Three Banks)



(billions of yen)
2,000
1,500
1,000
500
0
Credit-related Costs
Net Business Profits
2,095.2
890.9
954.1
237.9
Fiscal 2002
Fiscal 2003

*Figures are described as follows:
MHFG: Mizuho Financial Group (consolidated)
The Three Banks: Mizuho Corporate Bank + Mizuho Bank (the Two Banks) + Mizuho Trust & Banking + their financial subsidiaries for corporate revitalization (non-consolidated).
The Holding Companies + the Two Banks: Mizuho Financial Group + Mizuho Holdings + the Two Banks + financial subsidiaries of the Two Banks for corporate revitalization (non-consolidated).

Credit-related costs decreased by ¥1,857.2 billion to ¥237.9 billion in fiscal 2003. This reflected the accelerated disposal of non-performing loans (NPLs) in the previous fiscal year and a decrease in loans newly classified as non-performing as a result of the economic recovery and the general improvement in corporate performance. The group also benefited from a reversal of reserves in removing certain NPLs from its balance sheets through collection or sale of outstanding claims.

The group also continued to make reductions in its stock portfolio, as stock prices recovered, and reported ¥189.3 billion in gains on the sale of securities.

As a result, the Three Banks reported net business profits of ¥954.1 billion, ordinary profits of ¥806.1 billion, and net income of ¥447.9 billion on an aggregated basis.

Significant Progress toward Strengthening Our Financial Position

Another major development in fiscal 2003 was the substantial improvement in the group's financial position. In order to achieve this, we launched the Corporate Revitalization Project, which is centered principally on the group's financial subsidiaries specializing in corporate revitalization to help certain customers turn around their operations. Due to this initiative and as a result of the removal of NPLs from the balance sheets, the Three Banks reported a reduction of ¥1,594.9 billion in NPLs, leaving a balance of ¥3,191.0 billion at the end of fiscal 2003. As a result, the NPLs ratio fell from 6.2% to 4.4%.

We plan to further reduce this percentage to the 3% range in fiscal 2004.

We have further increased our loan loss reserve ratios to a level higher than other major financial groups in Japan in order to strengthen our position in dealing with future credit risk.

Reduction of Disclosed Claims under the Financial Reconstruction Law (the Three Banks)


(trillions of yen)
6
5
4
3
2
1
0
Claims for Special Attention
Claims with Collection Risk
Claims against Bankrupt & Substantially Bankrupt Obligors
September 2002
March 2003
March 2004
March 2005 (Plan)
50% Reduction of NPLs

	September 2002	March 2003	March 2004	March 2005 (Plan)
NPL amount	¥ 5,424.9 bn.	¥ 4,785.9 bn.	¥ 3,191.0 bn.	¥ mid-2 tn.
NPL ratio	6.4%	6.2%	4.4%	3% range

Increase in Reserve Ratios

	The Mizuho Financial Group (the Three Banks) March 2003		The Mizuho Financial Group (the Three Banks) March 2004	MTFG	SMFG	UFJ
Claims with Collection Risk (for uncovered portion)	74.5%	+4.4 →	78.9%	64.98%	83.6% (Intensive Control Obligors*)	81.38%
Special Attention Obligors* (for uncovered portion)	38.3%	+2.9 →	41.2%	29.76%	39.0%	48.54%
Other Watch Obligors* (reserve ratio against total claims)	7.5%	+2.8 →	10.3%	4.81%	4.2%	7.62%
Claims subject to DCF method (for uncovered portion)	Approx. 45%	→	Approx. 50%			

Obligors subject to DCF method
- Approx. 60% of Special Attention Obligors*
- 85% of Special Attention Obligors* of MHCB

Note: Based on fiscal 2003 financial results of each group.
*Reserve ratios for obligor classification based on self-assessment of assets.

To minimize the risk of price fluctuations in our stock portfolio, we reduced our stockholdings by approximately ¥500 billion in fiscal 2003. Moreover, as a result of the recovery in stock prices, the unrealized gains of the group's stock portfolio have increased substantially.

In managing our Japanese government bond (JGB) portfolio, while responding flexibly to profit-taking opportunities, we have shortened the average maturity of our holdings to minimize the risk of declines in value if long-term interest rates begin to rise.

Our consolidated net deferred tax assets (DTAs) decreased by ¥792.9 billion to ¥1,332.9 billion as a result of recording taxable income for fiscal 2003 and the use of more conservative estimates of future taxable income. The ratio of net DTAs to the group's Tier I capital declined from 60.8% at the end of fiscal 2002 to 33.8% as of the end of fiscal 2003.

With the support of investors in Japan and overseas for our drastic management reform, we adopted a more proactive capital policy, as demonstrated by our raising of additional capital and repaying ¥625.0 billion of public funds in subordinated bonds last fiscal year.

At fiscal year-end, the group's consolidated capital adequacy ratio (BIS standards) stood at a sufficient level of 11.35%. We continue to take steps to improve our capital position and are examining further repayments of public funds.

Net DTAs (MHFG)


(trillions of yen)
2.5
2.0
1.5
1.0
0.5
0
2.12
1.33
March 2003
March 2004
(For reference)
Ratio to Tier1 Capital
60.8%
-26.9%
33.8%

MHFG's BIS Capital Adequacy Ratio


(%)
12
10
8
2
0
9.53%
11.35%
March 2003
March 2004

Realizing Group Synergies to Broaden Ties with Our Strong Customer Base

The needs of our customers are evolving and becoming more diverse against the continuing globalization of financial services, advances in financial and information technologies, and the rapid aging of the population.

A key strength of the group is its exceptionally strong customer base. We have established a corporate structure that enables group companies to work together effectively as a team in offering top-quality, comprehensive financial services in response to the diversified needs of customers.

The group's two principal banks, Mizuho Corporate Bank, which serves large corporations and provides international banking services, and Mizuho Bank, which offers services mainly to individuals, small and medium-sized enterprises (SMEs), and middle market corporations, are always attuned to the

The Group's Corporate Structure after the Business Reorganization



Mizuho Financial Group, Inc. (MHFG: financial holding company)
Mizuho Holdings, Inc. (MHHD: intermediate holding company for banks and securities subsidiaries)
Mizuho Corporate Bank, Ltd. (MHCB)
Mizuho Bank, Ltd. (MHBK)
Strengthening collaboration between banks and securities subsidiaries
Mizuho Securities Co., Ltd. (MHSC)
Mizuho Investors Securities Co., Ltd. (MHIS)
Shinko Securities Co., Ltd.
Banking and Securities Business Sector
«Advisory company for corporate revitalization» Mizuho Advisory, Inc.
«Financial subsidiaries for corporate revitalization» Mizuho Corporate, Ltd. Mizuho Project, Ltd. Mizuho Global, Ltd. Mizuho Asset, Ltd.
Corporate Revital-ization
Mizuho Trust & Banking Co., Ltd. (MHTB)
Trust & Custody Services Bank, Ltd. (TCSB)
«Asset management companies» Dai-Ichi Kangyo Asset Management Co., Ltd. (DKA)
Fuji Investment Management Co., Ltd. (FIMCO) DLIBJ Asset Management Co., Ltd. (DIAM)
Trust and Asset Management Sector
«Credit card company» UC Card Co., Ltd.
«Research institution» Mizuho Research Institute Ltd.
«Information & technology» DKB Information Systems Inc. (DKIS)
Fuji Research Institute Corporation (FRIC) IBJ Systems, Limited (KSD)
«Venture capital» Mizuho Capital Co., Ltd.
Strategic Subsidiaries

needs of their customers and are well positioned to offer the best financial products and services, backed by sophisticated professional capabilities and carefully tailored, flexible solutions.

In addition, we are working to add to the group's comprehensive range of capabilities. These activities begin with strengthening the structure for meeting the requirements of specific customer segments by making the most of synergies and cross selling among our banking and securities subsidiaries. They also include providing higher-value-added products and services, and offering their services within the group as well as to a broad range of customers by Mizuho Trust & Banking as well as the group's credit card and computer systems companies.

Group companies are already beginning to realize important synergies. For instance, Mizuho Bank is jointly developing branches with Mizuho Trust & Banking and Mizuho Investors Securities to provide customers with the convenience of "one-stop shopping." Similarly, Mizuho Corporate Bank utilizes the investment banking function as well as the bond and equity-related capabilities of Mizuho Securities to provide new and innovative financial solutions for customers.

Fully Tapping Group Strengths to Make an Additional Major Improvement in Profitability

During the current fiscal year, each principal group company continues to focus on the specific details of the strategic plan formulated for each customer segment and business area. In addition, by strengthening synergies among group companies, we plan to take the maximum advantage of the strengths of the group to further increase earning power. Strategies of principal group companies are as follows:

Mizuho Corporate Bank will further strengthen its "originate to distribute" business model based on asset turnover with loan syndication as its core, and also offer continuous sophisticated and multi-faceted financial solutions to customers. Through these initiatives, Mizuho Corporate Bank will aim to raise its ratio of non-interest income to gross profits to over 50%.

Mizuho Bank will strengthen its capability to provide financial consulting services to individual customers with the aim of expanding higher-margin assets under management. It will also reinforce marketing in the housing loan business, a mainstay of earnings in the retail banking area.

The Mizuho Mileage Club, a new membership service, aims to expand and increase transactions with customers who have accounts with Mizuho Bank and encourage them to make Mizuho their main bank.

These initiatives will work to significantly strengthen the earning power of retail banking operations and fully realize the potential of our customer base, which is one of our most important resources.

In the corporate banking area, Mizuho Bank will improve its capability to provide financial solutions to meet the needs of SMEs and middle market corporations, thereby realizing new sources of loan demand. Along with offering a range of unsecured loan products to provide SMEs with a responsive, high-quality source of funding, Mizuho Bank will also work to secure a sufficient level of loan spreads in accordance with the risk-return profile of its borrowers.

Mizuho Trust & Banking will enhance synergies with Mizuho Corporate Bank and Mizuho Bank, and will expand income from trust and asset management businesses by more actively allocating its resources to growth areas, such as real estate, securitization, and private banking.

To improve synergy and cross selling among the group banks, we have formed the Group Synergy Reinforcement Committee, which includes representatives from the holding company and the three banking subsidiaries. Its role includes formulating specific policies and measures to maximize group profitability. This committee is already producing solid results from operating alliances it has arranged to generate additional business from the customer base of Mizuho Corporate Bank and Mizuho Bank.

Mizuho Securities will aim for rapid growth in profitability by reinforcing its equity business capabilities through placing priority on staff allocation and improving its management infrastructure.

Pursue Synergies Using Mizuho's Enormous Customer Base


Supplementary Services for each Customer Segment
(Examples:Japanese Customers Overseas, Employees of Corporate Customers)
Individuals/SMEs and Middle Market Corporations
Large Corporations/ International Business
Mizuho Bank
Mizuho Corporate Bank
Group Synergy Reinforcement Committee
Joint Branches
Fiscal 2003: 21 branches
Target: 100 branches at the earliest feasible time
Mizuho Trust & Banking
Investment Banking Services
(Examples: M&A, equity-related business)
(Subsidiary)
(Subsidiary)
Mizuho Investors Securities
Shinko Securities
Mizuho Securities
Trust Banking Agency Branches
Expand to all domestic branches of Mizuho Corporate Bank and Mizuho Bank
Joint underwriting business and utilization of Mizuho Securities' overseas operations
Professional & Specialized Financial Services

At the same time, we are concentrating on implementing further cost cuts while making our services more convenient through the expansion of our ATM network and its functions as well as use of the Internet and other channels. In addition to the measures we have implemented to date, such as the closure and consolidation of branches and streamlining our human resources, we will take further steps to reduce expenses, including enhancing the efficiency of our existing branches by switching those with full-line services to those specializing in services for individual customers and reducing IT-related expenses after the completion of Mizuho Bank's computer systems integration program.



We will continue to realize further cost efficiencies with the objective of reducing our expenses to gross profits ratio to the mid-30% range by fiscal 2006.

Mizuho Bank will integrate its operating computer systems beginning in July 2004. The safe and secure completion of this integration is the top priority of the group.

A Year for Mizuho to Prove Its True Value

We have defined fiscal 2004 as "a year of proving the true value of Mizuho." To this end, we are working to further increase profitability while also further strengthening our financial position. This means optimizing our strengths through our enormous customer base, our broad branch network, and the sophisticated professional capabilities of our group companies. We will maximize synergies among group companies, while enhancing our capability to provide carefully tailored, quick responses to the evolving and increasingly diversified financial needs of our customers.

I sincerely look forward to your continuing support as we work to attain our objectives.

July 2004

T. Maeda

Terunobu Maeda
President & CEO
Mizuho Financial Group, Inc.



At Mizuho Corporate Bank, we are accelerating our transformation from our conventional asset-dependent financing business model to a market-oriented indirect financing model. At the same time, we are working to further provide optimal solutions as we aim to become the "Best Solutions Provider" by offering highly sophisticated solutions in response to customers' increasingly diverse and sophisticated needs.

As our management and employees endeavor to make Mizuho Corporate Bank even more profitable, we look forward to the continued support of our shareholders and customers.

July 2004

Hiroshi Saito
President & CEO, Mizuho Corporate Bank, Ltd.

In order to systematically provide solutions that will contribute to higher corporate value for customers, we engage in the widest range of financial services on a continuous, multi-faceted basis.

Q. As you work to establish a business model based on asset turnover, what sort of measures have you taken in relation to the syndication business, which is an area that is expanding significantly in Japan?

Amidst dramatic changes in Japan's economic structure and financial frameworks, we believe drastic reforms of asset and profit structures are essential. Therefore, since 2002, we have taken various steps to transform ourselves from our conventional asset-dependent business model to a market-oriented indirect financing model, or in other words, an "originate to distribute" business model based on asset turnover with loan syndication as its core.

In December 2002, we established the Syndicated Finance Business Unit—a world-class unit and the largest of any Japanese bank—to respond to our customers' funding requirements and make more effective use of bank assets and expand our non-interest income. We continue our hands-on efforts to expand our syndication business using our enormous network of institutional investors consisting of financial institutions and the largest customer base of any domestic financial group.

With respect to origination, in order to promote the diversification of syndicated loans, we have recently been making use of syndication functions that go beyond conventional corporate financing techniques such as M&A and corporate revitalization. As for distribution, we have been working to expand our investor base by holding syndication seminars to pass on useful information concerning syndicated loans. As a result, the domestic syndicated loan market has continued to expand dramatically, reaching ¥19 trillion in fiscal 2003, of which the Mizuho Financial Group now has the largest market share at 40%.

Mizuho Corporate Bank — "Best Solutions Provider"


Offering customers the optimal solutions to their management issues.
Customers
Review pension plans
Entry into new businesses
Reduce interest-bearing debt
Diversify fund-procurement methods
Sell off non-core businesses
Responding to impairment accounting
......
Management issues
Offer proposals that will help enhance customers' corporate value.
Offer continuous, multi-faceted solutions that combine multiple products to suit customers' requirements.
Mobilize the full range of group capabilities, including banking, securities and trust products.
Sophisticated Product Line-Up
Syndicated loans
M&A and MBO
Real estate finance
Support for companies entering foreign markets
Corporate revitalization
Support for the introduction of defined contribution pensions
Securitization
CMS
......
Achieving high profitability levels to rank among the top global banks.

Moreover, based on our awareness that the creation of a secondary market for trading in loans is essential for the rapid development of the domestic syndicated loan arrangement market, we established the Syndicated Finance & Loan Trading Division, the first division of its kind in the Japanese banking sector to specialize in the loan trading business, and started broking loan assets in October 2003. At a time when financial institutions are required to adopt a strategic approach to credit portfolio management, we expect demand for loan trading to increase still further.

As a front-runner in the syndicated loan market, we will work on further enlarging the primary market while establishing and expanding the secondary market.

Trends in Japan's Syndicated Loan Market and Mizuho's Share


(trillions of yen)
20
15
10
5
0
Arrangement of Syndicated Loans in Japan
Mizuho's Share: 40%
Fiscal 1998
Fiscal 1999
Fiscal 2000
Fiscal 2001
Fiscal 2002
Fiscal 2003

Source: Fiscal 1998-Fiscal 2002: IFR Database
Fiscal 2003: Bank of Japan statistics
(Market share calculated by Mizuho Corporate Bank)

Q. What sort of initiatives has Mizuho Corporate Bank adopted to provide the best solutions possible?

As customers' needs become increasingly diverse and sophisticated, the further reinforcement of our capability to provide optimal solutions gains in importance as a management issue for us as a "solutions bank." We are working to further strengthen our capabilities as we aim to become the "Best Solutions Provider" by offering speedy, accurate, high-level solutions not only for customers' financial strategies, but also for management and business strategies in such areas as the reconstruction of existing businesses and entry into new business sectors.

Our large corporate customers are facing more difficult financial issues than ever, such as responses to impairment accounting and other changes in accounting systems as well as reviews of the pension system, and are considering various business strategies to strengthen their competitiveness. Meanwhile, our regional financial institution customers also face managerial issues in connection with their exploration into new business areas and responses to new BIS rules while pushing ahead with strengthening their relationship banking functions. At the same time, the needs of public sector entities have become more diverse and sophisticated, as special public corporation and government FILP (Fiscal Investment and Loan Program) reforms progress. Against this background, we engage in the widest range of financial services on a continuous, multi-faceted basis, including M&As, syndicated loans and cash management services, as we systematically provide optimal solutions designed to contribute to higher corporate value for customers. To this end, we are working closely with other group companies by mobilizing all the product lines offered by the group, including banking, securities and trust services.

To strengthen our product marketing capabilities, in fiscal 2002 we undertook the reorganization of our Financial Products Unit and Asset Management & Transaction Banking Unit and greatly increased our human resources. In June 2004, we also realigned our head office business promotion organization, establishing an industry-specific framework in order that we can better respond to the unique and diversifying needs of customers in each industry. In this way, account officers in each business promotion division can be more attuned to their customer's sectoral trends than before.

By becoming a solutions bank and establishing a business model based on asset turnover, we aim to increase the ratio of non-interest income to 50% of gross profits.

Q. What is Mizuho Corporate Bank doing to strengthen its international business?

Our international business is an essential element of our efforts to create a "Mizuho brand," and we have been working on strategic rebuilding of our business model to respond flexibly to changes in the management environment.

We believe one of our missions as Japan's leading financial group is to provide full-scale support for Japanese companies engaged in global business activities. We are strategically focusing management resources on Asia, which we see as the group's home ground, and because Japanese companies are highly active in developing their businesses there. Since the pace of our customers' business development in China has significantly increased, we have created a framework to support their business efforts there by utilizing one of the largest networks among Japanese banks, setting up business alliances with China's four major commercial banks, and concluding business cooperation agreements with regional governments and similar organizations.

As Japanese companies setting up operations in China have increased sales there, their need to avoid sales receivable collection risk has grown. In February this year, therefore, we were among the first foreign banks to win permission to engage in renminbi transactions with Chinese companies and became the first Japanese bank to start purchasing and factoring receivables held by customers against Chinese companies. Also, foreign institutions, if they receive local regulatory approval, are now allowed to enter the derivatives business in China. Mizuho Corporate Bank was among the first foreign banks to obtain this approval in June this year, and based on this approval, we will further strengthen our market-related business in China.

From the point of view of securing a stable profit base, international operations play a major role in maintaining portfolio distribution at certain volumes by holding overseas exposures within a global asset allocation framework. In the U.S. and Europe, we are enhancing our portfolio management both in order to improve our profitability and strengthen our credit risk management. Meanwhile, for customers with whom we maintain good long-standing relationships, we have switched to a business model that calls for proactively offering more sophisticated products and places non-interest income at the core of our profits. In Europe, we hold a top-tier position along with U.S. and European banks in MBOs and other products and services, and are working to strengthen this position even further.

As a result of promoting efforts to reconstruct our business model, the profitability of our international operations has greatly improved, and we feel we are closer to realizing a robust and lean profit and management structure.

Q. What are you doing in the area of corporate revitalization?

Since highly specialist know-how and skills are necessary for corporate revitalization, we brought these together by setting up our Corporate Restructuring Business Unit in October 2002 and are now endeavoring to support customer revitalization amidst efforts to promote operations requiring a high degree of difficulty. Starting last year, the group launched the "Corporate Revitalization Project," transferring loans, stocks and other claims of customers in need of revitalization/restructuring to the financial subsidiaries specializing in corporate revitalization. We will complete the revitalization of our customers in need of revitalization/restructuring in a time frame of three years. As we took up these challenges, we reduced our NPL balance (claims disclosed under the Financial Reconstruction Law) to ¥1,493.1 billion at the end of fiscal 2003, a decrease of over ¥800 billion, or approximately 35%, compared with the preceding year.



Based on our awareness that industrial and corporate revitalization will contribute to the revitalization and further development of the Japanese economy, we will continue to fully support the corporate revitalization of those customers who are in need of rehabilitation.

Q. Finally, could you tell us about your policies for the coming fiscal year?

Designating last fiscal year as a year of achievement for Mizuho, the entire group worked in unison to enhance our comprehensive financial services capabilities and strengthen our profitability. Our endeavors to improve our financial health also paid off as we posted a significant recovery in earnings that exceeded our initial estimates.

We have designated this fiscal year as "A Year of Proving the True Value of Mizuho" and we are committed to strengthening our profitability by making this a year of significant progress and decisive action that will serve as the culmination of our management strategies to date.

Japan is now entering the stage where it can fortify the foundations for breaking out of the long-term deflation that has been affecting its economy. Our management and staff are working as one to achieve high profitability levels that will put us among the ranks of the top global banks. We look forward to the continuing support of our shareholders and customers in these endeavors.

We have designated this fiscal year as "A Year of Proving the True Value of Mizuho" and we are committed to strengthening our profitability to make this a year of significant progress and decisive action.



As we fundamentally review our cost structure and allocation of management resources, we are pushing ahead with business and management reforms with a view to establishing a solid position as a top bank in terms of customer satisfaction and profitability. Based on our strengths in providing information services backed by quality, volume and speed, we aim to realize a high-profit, high-efficiency business model that wins the solid trust and support of our customers.

Our senior executives and employees are working very hard to ensure that we become a bank that customers can look to for assistance in meeting their financial needs. We look forward to the continued support of our shareholders and customers.

July 2004

Seiji Sugiyama

Seiji Sugiyama
President & CEO, Mizuho Bank, Ltd.

In order to become a bank that customers can look to for assistance, we aim to be proactive and accept challenges without fearing change.

Q. What sort of bank do you want Mizuho Bank to become?

Last fiscal year, Mizuho Bank was able to make great strides both financially and in terms of business strategies.

Since becoming President & CEO in March this year, I have worked hand in hand with our senior executives and employees with a strong sense of determination that we must respond to the high expectations that our customers have for us.

Looking at the business environment facing us, although we expect the economy to continue to recover, our mainstay customers—small and medium-sized enterprises (SMEs), and middle market corporations—still face severe conditions because the economic recovery has yet to really have an influence on their markets. Moreover, as deregulation leads to greater business opportunities, competition between banks is increasing and profitability, along with financial health, is gaining in importance as a yardstick for evaluating management performance.

Based on this understanding of the business environment, we have set out to implement our strategic "Action CS" campaign, which is designed to make us a top bank in terms of customer satisfaction and profitability, and are pushing ahead with management reforms. Needless to say, we realize that nothing is more important than making every possible effort to obtain a deeper understanding of our customers' needs and satisfying them as speedily as possible. In order to become a bank that customers can look to for assistance in meeting their financial needs, everyone at Mizuho Bank aims to be proactive and accept challenges without fearing change.

I would like to add that we are planning for fuller systems integration and have made thoroughgoing preparations for the safe and smooth branch-by-

The Strategic "Action CS" Campaign for Achieving Top Bank Status


The Top Bank in Customer Satisfaction and Profitability
Strong trust and support from customers.
High-profit, high-efficiency business model.
Business Reforms
Full-scale efforts to strengthen core businesses by making the most of our capability to offer information services.
Strengthen profitability in the mass-retail sector.
Strengthen business promotion capabilities by rebuilding our channel network.
[Overwhelming strengths]
Strength in providing information services backed by quality, volume and speed.
Management Reforms
Resolute execution of cost structure reforms.
Major review of management resource allocation.
Reforming the personnel management structure that underpins business reforms.

branch integration of our systems starting in July 2004, with a view to completion by the end of the year.

Q. What sort of strategy is "Action CS?"

"Action CS" is a bank-wide strategic campaign designed to achieve our management objective of becoming a top bank in terms of customer satisfaction and profitability.

"Action" describes our determination to act proactively, while "CS" not only denotes "Customer Satisfaction" but also stands for "Consulting & Solutions," that is, our ability to provide individual customers with consulting services and corporate customers with solutions.

We have some 26 million personal accounts and approximately 90,000 borrowers among SMEs and middle market corporations. The needs of customers in both categories are becoming increasingly diverse and sophisticated. By providing carefully tailored solutions for these needs while strengthening group-wide cooperation, we will work to build an earnings structure that befits our enormous customer base. To do this, we will resolutely pursue bold business and management reforms and use our overwhelming capability to provide information services to achieve a high-profit, high-efficiency business model that wins solid support from our customers.

For individual customers, we will strengthen our consulting services by boosting staff training and improving the information infrastructure with a view to promoting investment management products such as investment trusts, foreign currency deposits and personal pension insurance. We will also review our credit evaluation system and strengthen our housing loan centers to boost our housing loan business, which is one of the most important elements of our earnings structure in the individual customer sector. We will also launch our new Mizuho Mileage Club membership service.

Through these efforts, we will provide the best, most advantageous products and services to suit the changing lifestyles and financial needs of our customers. In addition to deepening and expanding our transactions with our customers, we will encourage more customers who disperse their transactions among several different financial institutions to consolidate them with Mizuho as their main bank as part of a drive to greatly reinforce our earnings from the individual customer sector.

For corporate customers, we aim to secure a position as the top bank in providing solutions and lending, deploying additional personnel and other resources and radically strengthening our ability to provide solutions for all customers, ranging from small enterprises to middle market corporations that aspire to go public and public sector entities. We will also seek to fulfill one of our social missions by responding to a wider range of funding needs among SMEs, offering a stronger line-up of unsecured loan products while strengthening our risk-taking capacity and making the loan spread more appropriate.

While business reforms are one key factor in realizing a high-profit, high-efficiency business model, another is management reform. In addition to carrying out organizational reforms aimed at speeding up both customer services and in-house decision-making, we will implement drastic reforms of the cost structure in order to improve the expense ratio. We will boldly review the allocation of management resources, strengthening our branches specializing in individual customers and rebuilding our office network to make it more efficient. With regard to reforming the human resources management structure that underpins business reforms, we will push ahead with training staff, hiring specialists, and strengthening incentives in order to enhance the expertise of staff.

Q. What is Mizuho Bank's strategy for the individual customer market?

The following three points are at the core of our strategy for the individual customer market under our "Action CS" campaign:

1. Be the leader in consulting services by responding to the asset management needs of customers.
2. Be number one in the housing loan market.
3. Maintain our solid status in the mass-retail market by launching the new Mizuho Mileage Club membership service.

More specifically, in addition to upgrading the competitiveness of our financial products to respond to a wider range of customer needs, we will train and deploy as many as 2,000 financial consultants who can respond to all kinds of consulting needs of customers by fiscal 2006, and also set up consulting counters. In cooperation with the group's securities company, its consultation booths have been installed in lobbies of 10 of our branches, and we plan to expand this number to 100 branches.

We are also working to speed up the screening process for housing loans, making it possible to notify the results of screenings for a majority of loan applications on the day of application. Moreover, we will proactively expand our network of housing loan centers to respond precisely and speedily to customers' housing loan needs.

Also, in the summer of 2004, we will launch our new Mizuho Mileage Club membership service. Not having to pay any annual membership fees, Mizuho Mileage Club members are entitled to use a cash card equipped with credit card functions through which they can accumulate points according to period and transaction content, and obtain benefits that include preferential interest rates and free after-hours usage of ATMs.

Q. What is Mizuho Bank's strategy for the corporate customer market?

The following three points are at the core of our strategy for the corporate customer market under our "Action CS" campaign:

1. Be the top bank in providing solutions for SMEs and middle market corporations.
2. Be the number one bank in corporate lending.
3. Expand the network of Mizuho Business Financial Center.

More specifically, we will provide the best solutions for small enterprises, middle market corporations and other corporations according to corporate size and stage of growth, while simultaneously building a structure that can fully respond to funding demand. In the corporate customer market, we have precisely responded to customers' needs as a bank specializing in transactions with SMEs and middle market corporations.

As a result, we are developing new business fields in this area through the accumulation of specialist know-how and expertise unique to Mizuho Bank. In the new business market in particular, our know-how is far superior to that of other banks, and we proactively provide financing to customers possessing core technologies with promising business potential, even if they are venture firms that have been founded only recently. Mizuho Business Financial Center offers accessible, speedy services to small enterprises.

Mizuho Bank brings together the group's comprehensive strengths to respond to the wide-ranging funding needs of domestic corporations, providing a variety of structured products and supporting bond and stock issues. We also offer the "Partner Series" of unsecured loan products in response to the needs of companies of all sizes.

Through our nationwide network, we offer local governments financial services that are carefully designed to satisfy their need for greater administrative efficiency, including PFIs and the *Pay-easy* payment service for the electronic collection of public charges.

Q. Please tell us more about your efforts to tackle corporate revitalization.

Last year, the group launched the "Corporate Revitalization Project," transferring loans, stocks and other claims of customers in need of revitalization/restructuring to the financial subsidiaries specializing in corporate revitalization. We will complete the revitalization of our customers in need of revitalization/restructuring in a time frame of three years.



In addition to the above initiative, in May 2003, we concluded a comprehensive operating agreement with the Resolution and Collection Corp. (RCC) with a view to supporting the revitalization of the businesses of SMEs and middle market corporations that were deemed capable of revival. In April 2004, we worked together with the RCC to develop a new restructuring scheme for real estate companies.

We are also contributing to the overall revitalization of the Japanese economy, playing a key role in the first domestic case of a company receiving the support we requested to the Industrial Revitalization Corporation of Japan, which was established at the government's initiative in April 2003.

In the area of training "turnaround managers," we have adopted a proactive approach to dispatching our staff to take part in courses for the development of turnaround personnel for industrial and financial revitalization held by the Ministry of Economy, Trade and Industry as part of its project for promoting the introduction of turnaround personnel training.

We are responding to the diverse needs of our individual, SME and middle market corporate customers by providing comprehensive financial services through collaboration among group companies.

Basic Strategy for the Securities Business

In addition to pursuing integrated banking and securities operations based on customer segmentation, the group's three securities companies—Mizuho Securities (MHSC), Mizuho Investors Securities (MHIS) and Shinko Securities—make the most of their capabilities and advantages in order to ensure that the group can maximize its comprehensive strengths.

Integrated Banking and Securities Operations

In the group's "Business Reorganization" implemented in March 2003, MHSC was made a subsidiary of Mizuho Corporate Bank (MHCB), and MHIS a subsidiary of Mizuho Bank (MHBK) with the aim of pursuing greater synergies by strengthening cooperation among group banks and securities companies in accordance with customer segmentation. This resulted in the creation of a framework for providing comprehensive solutions that make the most of the respective functions of the group's banks and securities companies.

More specifically, MHCB utilizes the investment banking function as well as the bond and equity-related capabilities of MHSC to provide a broad range of new and more specialized products for customers.

MHBK offers its customers MHIS's equity and bond-related functions and, by jointly developing branches with MHIS, gives customers the convenience of "one-stop shopping."

Strengths and Characteristics of the Group's Three Securities Companies

Mizuho Securities

MHSC is a wholesale securities firm that offers high-quality, specialized solutions in response to the various needs of domestic and international institutional investors, corporations, financial institutions and public sector entities.

It occupies a top position among the major securities companies in the area of bond underwriting, and boasts a strong presence in bond sales as well. In the equity-related business, it offers a full range of services and has secured for itself a position among the top five brokers for domestic institutional investors.

In terms of deals and transaction amounts, it has a top-level presence in the area of M&A and other financial advisory services for Japanese customers. It also has a track record in structured finance that puts it among the market leaders in Japan.

MHSC also aims to satisfy the diversified needs of customers who are active at home and abroad by offering seamless domestic and overseas business services through its network of overseas securities subsidiaries.

Mizuho Investors Securities

MHIS offers various securities-related solutions in response to the asset management and funding needs of group customers, particularly individuals, SMEs and middle market corporations. In addition to offering securities-related products in response to the varied asset investment needs of individual customers, it proactively engages in the bond and equity underwriting business in connection with the fund procurement by SMEs and middle market corporations, and consulting business in connection with their capital structure planning.

Shinko Securities

Offering a full range of securities services based on a vast middle market/retail customer base and a nationwide network, Shinko Securities conducts transactions with customers within and beyond the group. Shinko Securities and MHSC, focusing on equity underwriting operations, are collaborating in a wide range of businesses including product development as well as joint marketing that exploits the advantages of the two companies.

These securities companies make the most of their strengths and characteristics, and exert synergies to develop a group presence that matches other major securities companies.

Basic Strategy for the Trust Business

The group recognizes the trust business as a growth sector and is working to deliver the best solutions to customers through Mizuho Trust & Banking (MHTB), which offers a full range of trust services, and Trust & Custody Services Bank (TCSB), which offers high-level custody services. MHTB quickly and accurately responds to today's increasingly diverse and sophisticated needs of customers, and offers various products to customers of MHCB and MHBK through the franchise system, joint branches, and joint seminars.

Mizuho Trust & Banking

In order to satisfy the asset management and investment needs of individual customers, MHTB offers various trust products and services through MHBK, a trust franchisee.

MHTB also frequently holds seminars in cooperation with other group companies. MHTB responds to the asset management and investment needs of a wide range of individual customers by introducing and proposing testamentary trusts and real estate for investment.

For corporate customers, MHTB cooperates with MHCB and MHBK in offering optimal solutions in such areas as real estate, securitization, pensions, stock transfer agency business and asset management. In particular, through its sophisticated consulting services, MHTB supports customers in formulating effective business strategies to deal with management issues arising from changes in accounting and legal systems. These issues include the introduction of impairment accounting, the return to the Japanese government of the subrogated portion of the Employees' Pension Fund, and revisions to the Commercial Code. MHTB also responds to customers' diversifying needs by proactively developing new products and services.

Trust & Custody Services Bank

Based on its advanced business management structure, TCSB uses the cutting-edge asset administration infrastructure it has created through proactive IT investment to provide financial institutions, institutional investors and other customers, as well as group companies, with high-quality, high-value-added trust and custody services and outsourcing models for comprehensive asset administration services. TCSB also responds to customers' high-level custody requirements through its "account-keeping institution business" developed in response to the Securities Settlement Systems and Infrastructure Reform in Japan.

Basic Strategy for the Asset Management Business

In the investment trust and pension markets, we aim to become one of the world's leading players in terms of both quality and assets under management.

Our asset management companies, Dai-Ichi Kangyo Asset Management, Fuji Investment Management and DLIBJ Asset Management, all make the most of their individual specialties in offering high-quality products and services to both group and non-group customers.

In the distribution of investment trusts, we offer a widely varied line-up of products designed to meet the increasing complex and sophisticated needs of customers.

In the Japanese defined contribution pension business, we are channeling our total resources into providing solutions for corporate management issues by supporting the formation of assets for individuals to enjoy in their retirement.

Business Outline of Mizuho

The Mizuho Financial Group precisely and swiftly provides products, services and business solutions to meet the diversified financial needs of our customers by actively pursuing group synergies.

Providing Cutting-Edge Solutions

- Syndication Business Grows in Sophistication
- Depth in Providing Solutions
- Implementation of International Business Strategies
- Corporate Revitalization
- Securities Business
- Trust Business

Targeting SMEs and Middle Market Corporations

- Providing Optimal Solutions
- Meeting Funding and Financial Risk Management Needs
- Support for Overseas Business Expansion and Trading Business

Approaches to Individual Customers

- Evolving Membership Services and Corporate Retail Services
- Aiming for No. 1 in Consulting Services
- Establishing a First-Class Reputation in the Housing Loan Market
- Promoting Services Unique to Mizuho

Mizuho Corporate Bank (MHCB)

MHCB focuses its efforts on corporate finance, primarily serving large corporations (such as those listed on the first sections of domestic stock exchanges), financial institutions and their group companies, public sector entities, and overseas corporations including subsidiaries of Japanese companies.

Mizuho Bank (MHBK)

MHBK serves primarily individuals, SMEs, and middle market corporations, and local governments in Japan.

Securities Business

- Mizuho Securities (MHSC): A wholesale securities company whose customers are institutional investors, corporations, financial institutions and public corporations.
- Mizuho Investors Securities (MHIS): A securities company that focuses on serving the group's customers.
- Shinko Securities: A comprehensive securities company that focuses on the middle and retail markets.

Trust and Asset Management Business

- Mizuho Trust & Banking (MHTB): A full-line trust bank that possesses strengths in both the corporate and individual markets.
- Trust & Custody Services Bank (TCSB): A highly specialized trust bank focusing on the custody business.
- Defined Contribution Plan Services (DCPS): An entity that specializes in managing defined contribution pension plans.
- Dai-Ichi Kangyo Asset Management (DKA): An asset management company.
- Fuji Investment Management (FIMCO): An asset management company.
- DLIBJ Asset Management (DIAM): An asset management company.

Corporate Revitalization Business

- Mizuho Advisory: An advisory company with state-of-the-art know-how concerning corporate revitalization.
- Mizuho Corporate: A financial subsidiary for corporate revitalization.
- Mizuho Global: A financial subsidiary for corporate revitalization.
- Mizuho Project: A financial subsidiary for corporate revitalization.
- Mizuho Asset: A financial subsidiary for corporate revitalization.

Other Businesses

- UC Card: A leader among credit card companies in Japan.
- Mizuho Research Institute: A think tank.
- DKB Information Systems (DKIS): An IT-related company.
- Fuji Research Institute Corporation (FRIC): An IT-related company.
- IBJ Systems (KSD): An IT-related company.
- Mizuho Capital: A principal venture capital company.
- Mizuho Factors: A factoring company.

Overseas Subsidiaries

- Banking Subsidiaries
- Derivatives Subsidiaries
- Securities Subsidiaries
- Trust Banking Subsidiaries
- Asset Management Subsidiaries

Providing Cutting-Edge Solutions

Syndication Business Grows in Sophistication

In recent years, Japan's syndicated loan market has expanded rapidly, and the group has established an overwhelming presence among Japanese banks in this area. MHCB is accelerating the switch away from its conventional asset-dependent business model to the "originate to distribute" business model (i. e., a business model based on asset turnover) with loan syndication as its core.

Expansion of High Value-Added Syndicated Loans

MHCB has deployed teams specializing in structured loans and corporate revitalization to further expand the market for syndicated loans and increase their diversity. These expert teams are at the center of proactive use of syndication functions in new corporate financing techniques such as M&A and corporate revitalization that go beyond traditional methodologies.

One example of a deal that exploited the features of syndicated loans to offer high value was a corporate revitalization scheme that used covenants for monitoring in cooperation with participating financial institutions. As a front-runner in the syndicated loan market, MHCB will continue to respond to the needs of both corporate borrowers and financial institutions.

Loan Trading Launched

In October 2003, MHCB established the Syndicated Finance & Loan Trading Division, which includes Japan's first department specialized in the loan trading business, and started market-making and broking of loan assets.

Like syndicated loans, loan trading promotes strategic portfolio management for financial institutions and helps secure appropriate risk/return profiles. For corporate borrowers, on the other hand, it raises the possibility of greater borrowing capacity and lower funding costs.

MHCB's endeavor is attracting considerable attention in the expectation that this could make a large contribution to the creation of a loan trading market (secondary market), which is considered necessary for the reconstruction of the financial system and the smooth flow of funds in the domestic market.

Mechanisms of the Syndicated Loan Market and the Secondary Loan Market


Diversification of portfolios
Diversification of borrowing sources and investment instruments
Realization of fair borrowing costs
Increased liquidity of loan assets
Further Expansion of the Syndicated Loan Market (Primary Market)
A front-runner in both markets, MHCB promotes market-oriented indirect financing.
Improvement and Expansion of the Loan Trading Market (Secondary Market)
Arrangement of loan assets suitable for loan trading
Enhanced flexibility of portfolio management
Securing returns that match risks
Greater borrowing capacity/Evolution of risk diversification effect

Depth in Providing Solutions

As customer needs become increasingly diverse and sophisticated, the group is working to provide optimal solutions and has established a framework for responding to more specific requirements.

Products Designed to Establish Core Competences

Structured Finance

Our excellent record in satisfying customers' funding needs by providing ABCP (asset-backed commercial paper) and using asset securitization to improve their management indices puts us in the ideal position to support customers in realizing their financial strategies.

MHCB has developed a receivables integrated purchasing system (MIZUHO-GRIPS) to handle the monetary claims held by customers and their group subsidiaries, and has applied for a business model patent. It also offers a variety of structured finance products in response to the wider variety of securitization of assets including future claims and intellectual property rights.

Real Estate Non-Recourse Loans

Our support for customers' financial strategies in the area of real estate assets extends from assistance and advice with real estate development and acquisition projects to the provision of real estate non-recourse loans and the handling of accounting for impairment of fixed assets.

MHCB has compiled one of the best records in putting together large-scale development finance projects associated with urban renewal. These include a mezzanine finance deal for the Muza Kawasaki Symphony Hall redevelopment project at the west exit of Kawasaki Station, and the Minami-Aoyama 1-Chome Housing Complex Reconstruction Project, which is the first public land urban redevelopment project in Tokyo to receive approval.

Glossary

▶Mezzanine Finance

Mezzanine finance stands part-way between corporate bonds and normal lending, and offers middle risks and middle returns.

MBO (Management Buyout)

We support customers in building the most appropriate portfolio for their needs through a full-line of advisory, acquisition finance and equity investment services handled by teams of professionals.

In addition to support from the group's banking units, Mizuho Corporate Advisory offers advisory services in connection with MBOs and financial strategies. The group's core investment company, Mizuho Capital Partners, also makes investments through its MBO fund.

Defined Contribution Pension Business

As a front-runner in the defined contribution pension business, MHCB offers integrated services ranging from feasibility studies and scheme designs to actual administration in the form of human resources and financial solutions. In fiscal 2003, MHCB, MHBK and MHTB acquired ISO9001 certification (the international standard for quality management in business operations), the former two for their management and administration operations, the latter for its asset management operations, providing proof of our proactive efforts to establish the Mizuho brand in these areas.

Depth in Providing Solutions

Further Reinforcing our Settlement-Related Business

Mizuho Advanced CMS

Mizuho Advanced CMS is a financial management system for realizing strategic management of group finances on a consolidated basis. The system allows flexible tie-ins with centralized group payment operations and schemes to reduce the number of promissory notes issued, as well as management of borrowing among group companies. We also offer CMS advisory services based on the rich experience we have gained in installing a large number of systems, and offer comprehensive solutions by proposing effective operational methods and constructive utilization methods.

Mizuho Global CMS

We offer Mizuho Global CMS to respond to the needs of customers with overseas offices for more efficient cash management. As of the end of March 2004, this service was offered through 21 offices in 14 countries, allowing customers to check their accounts and make transactions such as remittances via the Internet around the clock anywhere in the world. The service is available in Japanese, English, Chinese and Thai. In China especially, we are the only Japanese bank to have obtained authorization to offer Internet banking and are developing our own services that provide data in the Chinese language.

Mizuho's CMS Network


Firm Banking Services
Fund Management Services
Mizuho Advanced CMS
Best Receiver
Improving the Efficiency of Overseas Fund Operations
Overseas Subsidiaries
Check balances and move funds in overseas accounts from domestic head office
Overseas Affiliates
Overseas Affiliates
Overseas Regional Headquarters
Branches
Centralizing Fund Management at Head Office
Customer's Head Office
Overseas Subsidiaries
Overseas Affiliates
Subsidiaries
Various Products to Improve Efficiency of Fund Operations
Branches
Subsidiaries
Mizuho Global CMS
Improving the Efficiency of Domestic Fund Operations

Mizuho e-Market Financial

Mizuho e-Market Financial is the first e-procurement scheme set up by a Japanese bank with a view to reducing procurement costs by increasing the efficiency of customers' materials procurement and purchasing operations. Using the Internet, it offers customers' group companies greater flexibility in areas like centralized purchasing by increasing the efficiency of operations ranging from estimates to fund settlements. In delivering these solutions, we are also able to offer advisory services based on rich experience and to propose effective operational methods.

Depth in Providing Solutions

Support for Business Risk Control

In the sales and trading sector, we are working to solidify our market reputation as a "solutions provider" by offering a variety of products, beginning with derivatives employing cutting-edge financial technologies, to customers who face financial and business risks in areas like interest rates, foreign exchange and commodity prices. In fiscal 2003, MHCB became the first Japanese bank to be given the *Asia Risk* financial magazine's "House of the Year (Energy and Commodities)" award for companies that have contributed to the derivatives business.

In order to propose sophisticated methods for hedging against market risk, we also introduce customers to ALM analysis, EaR analysis methodologies, and approaches that incorporate correlation analysis.

Business Risks in the Balance Sheet and Corresponding Solutions


Assets
Liabilities
Investment Products
(Interest and Currency Options)
Cash and Deposits
Borrowings, Bonds
Improvement in Financial Balance
Interest Rate Risk Hedge
Bond Issue Cost Contracts
Foreign Bond Hedges
(Currency/Interest Rate Swaps, Interest Rate Caps)
Recovery Risk Hedges
(Credit Derivatives)
Receivables
Inventory Price Fluctuation Risk Hedges
(Commodity Derivatives)
Inventories
Foreign Exchange, Interest Rates and Stock Price Risk Hedges
(Currency/Interest Rate Swaps, Equity Derivatives)
Securities, Loan Receivables, etc.
Reserves
Tools for removing pension liabilities off the balance sheet and making effective use of stock holdings.
(Equity Derivatives)
Real Estate Securitization Tools
(Interest Rate Swaps)
Risk Hedges against Earthquake Damage to Facilities
Tangible Fixed Assets
Capital
Curbing Fluctuations in the Exchange Adjustment Account
(Currency Swaps)
Hedges against Weather-Based Earnings Deterioration Risk
(Weather Derivatives)
Risk Hedges against Uncollectibles
(Credit Derivatives)
Securitization Tools
(Interest Rate Swaps)
Guarantee Money Paid
Capital

Glossary

▶**EaR (Earning at Risk)**

Probabilistic estimate of the maximum fluctuation in earnings over a certain period that can be envisioned as a result of changes in market environment under certain conditions.

Depth in Providing Solutions

Solutions for Financial Institutions and Public Sector Entities

Financial Institutions

In addition to the Japanese government's implementation of the "Action Program concerning Enhancement of Relationship Banking Functions" announced in March 2003, our customers among regional financial institutions have various requirements relating to new operations such as securities brokerage and over-the-counter insurance sales, and the new BIS rules. In cooperation with other group companies, MHCB has built a framework to offer solutions that satisfy the needs of financial institution customers in these areas.

More specifically, it offers know-how in areas like more sophisticated credit and market risk management, securities portfolio management, business revitalization and overseas business expansion. It also responds proactively to customers' needs in connection with off-balance-sheet transactions such as housing loan securitization, foreign exchange administration, and the outsourcing of operations for handling principal and interest on public and corporate bonds. During management integration, mergers and other realignments arising within the banking industry, MHCB is able to offer the various kinds of expertise of MHSC and other group companies.

Public Sector Entities

The needs of public sector entities have become more diverse and sophisticated as special public corporation and government FILP (Fiscal Investment and Loan Program) reforms move ahead.

Customers who are close to privatization or transformation into independent administrative institutions need to formulate new business plans, build accounting systems and enhance their risk management programs.

We are employing state-of-the-art financial technologies and high-quality research and analysis capabilities as part of our endeavors to provide the optimum solutions for such customers.

Implementation of International Business Strategies

As a leading financial institution in Japan, the group offers domestic and foreign customers engaged in global business activities the best available solutions by dynamically combining our rich experience in overseas markets with our powerful overseas network and our cutting-edge financial products.

Mizuho's Strong Presence in China

We are strategically focusing management resources on Asia, which we see as our home ground, where Japanese companies are highly active in developing their business.

The pace of our customers' business development in China has significantly increased, and we have built one of the largest networks among Japanese banks in China, with four mainland branches (three of which are licensed to handle renminbi (RMB) transactions) and five representative offices. We have also set up comprehensive business alliances with China's four major commercial banks, and concluded business cooperation agreements with the cities of Dalian, Wuxi and Guangzhou, creating a framework that makes the most of our deep, long-term ties with China to support our customers' business efforts.

Office Network in China


4 Branches, 5 Representative Offices (excluding Hong Kong Branch)
Branches
Branches dealing with renminbi business
Representative Offices
Business cooperation agreements entered with regional governments:
Shanghai Waigaogiao Free Trade Zone: Sept. '02
Dalian City: Feb. '03
Wuxi City: Mar. '03
Nantong City: Aug. '03
Qingdao City: Oct. '03
Guangzhou Municipal Board for International Investment: Oct. '03
Shanghai Songjiang Industrial Zone: Oct. '03
Wuhan City: Apr. '04
Beijing Branch
Tianjin Rep. Office
Dalian Branch
Shanghai Branch
Nanjing Rep. Office
Wuhan Rep. Office
Xiamen Rep. Office
Shenzhen Branch
Guangzhou Rep. Office
Hong Kong Branch

In Japan, we established the China Business Promotion Division within MHCB to bring together the group's China-related human resources and expertise. From the initial feasibility studies phase to proposing sophisticated solutions, we draw on many years of experience and the latest information to offer high value-added advisory services, earning high praise from customers.

Product Strategies for the Americas and European Markets

In the Americas and the European markets, we are switching to a business model that focuses on profits in the form of fee income from asset turnover, becoming more proactive in offering syndicated loan arrangements and similar sophisticated products to those customers with whom we have good long-standing relationships at the global level. In the European MBO market, for example, the group holds a top-tier position along with U.S. and European banks as an arranger. Moreover, we proactively introduce technologies developed in overseas markets into Japan by, for example, proactively putting together securitization products such as collateralized debt obligations (CDO) that use advanced financial technology.

Corporate Revitalization

The group has been channeling all our efforts into the early achievement of corporate revitalization and a further reinforcement of the credit creation function through our "Corporate Revitalization Project," with the aim of completing corporate revitalization in a time frame of three years.

As part of these efforts, approximately 4.5 trillion yen in loans, stocks and other claims of the customers in need of revitalization/restructuring held by MHCB, MHBK and MHTB were transferred to the financial subsidiaries specializing in corporate revitalization. Also, with capital provided by the Development Bank of Japan and foreign institutions, the group established Mizuho Advisory, an advisory company that possesses advanced know-how in corporate revitalization.

The financial subsidiaries for corporate revitalization receive advice from Mizuho Advisory as they build up a steady record in the area of corporate revitalization, restructuring customers' businesses through corporate splits and business transfers, and implementing financial improvement schemes involving the underwriting of preferred stocks or debt-equity swaps.

Securities Business

Aiming to Become a Market Leader in the Securities and Investment Banking Businesses

MHSC operates as a wholesale securities firm that offers optimized solutions in the areas of securities and investment banking in response to the diverse needs of domestic and international institutional investors, corporations, financial institutions and public sector entities. It has established a top-class position in the bond and equity businesses, M&A and other aspects of the financial advisory business, and structured finance.

Strengthening the Customer Base

In March 2004, MHSC completed the transfer of the entire business operations of Norinchukin Securities. Drawing on the long-term customer relationships and expertise cultivated by Norinchukin Securities over many years, it now offers a wide range of investment products to the Japan Agricultural Cooperative (JA) and other agriculture-related financial institutions throughout Japan, and is strengthening its bond and equity businesses.

In the investment banking business, it is working to further expand its transaction base through a business alliance with Resona Bank in the area of M&A. It has set up the Investment Banking Group to create more business opportunities through cross-sectional product marketing, and is stepping up its efforts to win lead underwritings.

Global Network Gets Underway in Earnest

In March 2004, MHSC made its three overseas securities companies in the U.K., the U.S. and Switzerland into wholly-owned subsidiaries. It is now poised to expand its cross-border transactions by further promoting global management that includes its subsidiary in Hong Kong, and by strengthening ties with its overseas subsidiaries in dealing with customers in the equity and bond-related businesses.

New Business

MHSC set up the Agent Business Promotion Arrangement Office in March 2004, which was reorganized to the Securities Business Development Office in July 2004, and is examining the expansion of its network to incorporate the securities intermediary brokerage business for wholesale securities. Further, to respond to the emergence of increasingly diversified and sophisticated products, it has established the Products Promotion Group with a view to promoting cross-selling that transcends the boundaries of bonds and equities, and strengthened its product planning and offering capabilities.

Trust Business

Pension Business

MHTB responds to customers' broadly-based needs as a pension trustee offering full services ranging from pension planning and consultation to pension asset management.

In cooperation with Mizuho Pension Research Institute, MHTB provides ALM consultation and risk management services offered by highly experienced professionals.

As a "Best Solutions Partner" in the area of corporate pensions, MHTB will continue to offer high-quality and appropriate services and products.

Using Trust Functions in the Real Estate Securitization Business

Against a background of growing demand for more effective asset utilization and greater diversity in fund procurement, real estate securitization schemes that utilize the trust function are coming into the spotlight.

Drawing on real estate business skills and expertise accumulated over many years, MHTB has earned an excellent reputation for providing distinctive concrete solutions for the entrustment, purchase, disposal and development of a wide range of real estate, from office buildings and commercial facilities to residential properties.

It is also actively engaged in the real estate advisory business and management services for listed Japan's real estate investment trusts (J-REIT).

Targeting SMEs and Middle Market Corporations

Providing Optimal Solutions

Expanding the Mizuho Business Financial Center

In October 2003, MHBK established Mizuho Business Financial Center as a subsidiary to take on the task of handling the business of comprehensive lending to small-scale companies. Staff with expertise in the lending business stand ready to offer more personalized, high-quality services as part of a speedier response to borrowing needs. It plans to increase the number of locations offering this service to 24 within two years, up from 10 as of the end of March 2004.

For even greater convenience, preparations are underway for the introduction of electronic finance, which allows customers to use the Internet to complete the procedures necessary for borrowing.

Support for Newly-Launched Businesses

MHBK provides proactive support for SME customers involved in the development of new technologies and products, developing funding methods that go beyond traditional methods, such as the copyright investment scheme, which utilizes beneficial interests in trust, or making use of the Mizuho New Business Fund. The Mizuho New Business Fund gave grants to an aggregate 94 companies in the period between its establishment in 1996 and fiscal 2003.

It also responds to IPO needs through multi-faceted collaboration with Mizuho Capital, Japan's leading bank-affiliated venture capital company, which has a strong record of investment and offering stocks of customers to the public, as well as MHIS and MHTB.

◎ Specialists to Support Venture Businesses and New Businesses

MHBK has deployed some 10 specialists to the New Business Team of its Business Solutions Division to work together with Mizuho Capital to strengthen its specialist support for promising growth companies that possess advanced technologies or new business models in areas like IT, biotechnology, nanotechnology, media content and the environment.

In October 2003, it set up the "New Business Lending Facility" to speed up its response to customers' funding needs.

Funding Schemes to Support Domestic Corporations

MHBK responds to the wide-ranging funding needs of domestic corporations through a full selection of structured products, including loans with stock purchase warrants and vendor finances (with leasing company guarantees).

In fiscal 2003 it offered special purpose loans related to diesel-powered vehicles to satisfy replacement demand for diesel-powered vehicles to meet the requirement of new exhaust emission controls introduced by the Tokyo Metropolitan Government, Saitama Prefecture and Chiba Prefecture.

It is also responding proactively to the diversification of funding methods by arranging CLOs and CBOs as part of the Tokyo Metropolitan Government's bond market program.

In the area of fund procurement using issues of private and public bonds, foreign bonds and equities, it also provides support through the underwriting operations of group securities companies.

Support for the Transformation of National Universities into Independent Administrative Institutions and Hospital Management

In cooperation with Mizuho Research Institute, MHBK has established a system for responding to the wide-ranging needs of university management as national universities face transformation into independent administrative institutions. In addition to handling standard banking operations such as deposits, lending and settlements, it is actively involved in offering factoring products, proposing systems associated with fund management, consulting and proposing various kinds of outsourcing.

It has strengthened its consulting services to address changes in the business environment affecting hospital management, providing comprehensive support through its own hospital management support services to national hospitals and sanatoriums that have become independent institutions.

Meeting Funding and Financial Risk Management Needs

"Partner Series" of Various Unsecured Loan Products for SMEs

To satisfy the diverse needs of companies of all sizes, MHBK provides a faster response to the borrowing requirements of SMEs by offering the wide-ranging "Partner Series" of unsecured loan products. To reinforce product quality even further, some products are offered in cooperation with Orient Corporation.

There are six products in the series, including "Mizuho Advance Partner," a loan program that uses an automatic credit-scoring model for small enterprises, "Mizuho Frontier Partner" for new customers, and "Mizuho Long Partner," which offers funding for up to a maximum of seven years.

Products to Support Risk Control Offered at All Branches

The group offers not only traditional financial services and instruments like foreign exchange and CP, but also a broad line-up of cutting-edge products such as interest rate and currency derivatives, commodity derivatives (crude oil, metals and other commodities) and weather derivatives in order to support customers in controlling financial and various other business risks.

MHBK responds to a wide range of needs quickly by deploying a highly specialized sales support team to cover its nationwide branch network, offering timely market information through the Internet, and holding seminars for customers.

Support for Overseas Business Expansion and Trading Business

Support for Business Activities, International Cash Management and Trading Business in Asia

In order to satisfy the needs of Japanese companies that are increasingly active in Asian markets, particularly China, specialist staff who are well-versed in overseas business provide assistance in customers' local projects through the group's overseas network, which is one of the most extensive among Japanese banks.

In the area of international cash management for customers, we offer the Mizuho Global CMS, which allows the accounts of overseas subsidiaries to be managed from their head offices and facilitates a more diverse range of settlement methods.

Through our foreign exchange advisory services, professional staff offer operational support for foreign exchange and foreign trade, suggest ideas to make trading operations more efficient and manpower saving, and provide detailed assistance in connection with risk-mitigation policies in trading transactions.

Approaches to Individual Customers

Evolving Membership Services and Corporate Retail Services

New "Mizuho Mileage Club" Membership Service Inaugurated

MHBK will launch its new "Mizuho Mileage Club" membership service for individual customers in the summer of 2004. With no annual membership fees, Mizuho Mileage Club members are entitled to use a cash card equipped with credit card functions through which they can accumulate points each month according to usage of the credit card and bank products.

Points can be used to obtain preferential interest rates on housing loans and time deposits or exchanged for gift cards or *Takarakuji* lottery tickets. Various other benefits are available, including free after-hours usage of ATMs, depending on the extent to which the customer uses the credit card and bank products.

Services for Corporate Employees

The group is working to improve in-house benefit schemes for employees of our large and middle market corporation customers, and to respond to the employees' needs for greater convenience through in-company banking and other services. We also draw up proposals for asset building savings and housing loans, as well as asset management.

Moreover, to cater to corporate in-house administrative rationalization needs, we formulate proposals for payroll calculation services and the introduction of IC cash cards containing employee ID functions.

In January 2004, the Corporate Retail Sales Office was set up within MHBK to create a system whereby specialist staff put together comprehensive proposals on benefit schemes in cooperation with MHCB.

Aiming for No. 1 in Consulting Services

Building the Foundations to Support Consulting Services

MHBK is striving to become the leader in consulting services to ensure that it remains the customer's bank of choice as a lifetime advisor at various stages of life. To this end, it is working to train and deploy more expert personnel, build a new in-branch organization and improve its information infrastructure.

It will respond to customers' increasingly sophisticated needs by training and deploying 2,000 personnel specializing as financial consultants by fiscal 2006 in business promotion for individual customers.

It will also establish consultation counters at all branches to enable customers to thoroughly discuss financial matters.

Rich Line-Up of Investment Products

MHBK offers a rich line-up of investment products that customers can use in managing their assets. In addition to its mainstay investment trusts and foreign currency deposits, it has expanded its line-up of annuity products for individuals.

To offer "one-stop shopping" for high-quality financial services, it is proactively working on tie-ups with other group companies.

Work is moving ahead on setting up MHIS consultation booths in the lobbies of MHBK branches with a view to establishing a network of 100 joint branches as soon as possible. MHBK has also opened its first booth-type joint branch with Shinko Securities.

Using the franchise system for trust businesses, MHBK handles MHTB products at all its branches.

Establishing a First-Class Reputation in the Housing Loan Market

Mizuho Housing Loans Successfully Satisfy a Wide Range of Needs

MHBK offers an extensive range of housing loans to match the diverse home ownership plans of customers. All of its services feature a high degree of flexibility, allowing customers to select from various interest formats or specify repayment amounts. For a limited period, it is offering "Mizuho Super Select" loans for new homes and refinancing, allowing borrowers to select preferential interest patterns. In April 2004, it also initiated a housing loan campaign offering a special two-year fixed interest rate of 0.9%.

It is building a system to allow rapid and appropriate responses to inquiries from customers by making flexible use of its nationwide branch network to hold housing loan consultation sessions on holidays and expanding the number of housing loan centers to strengthen relationships with real estate vendors.

Promoting Services Unique to Mizuho

Mizuho's Ever More Convenient Settlement Services

MHBK works constantly to enhance the convenience of its settlement services for individual customers. It led the field when it launched the "*Pay-easy*" tax and utility charge payment service, which allows customers to pay mobile phone charges, national pension insurance charges, television reception fees and national taxes at any time and anywhere using a personal computer, mobile phone or ATM (excluding ATMs in convenience stores).

To promote the use of debit card services, it is proactively expanding the number of affiliated merchants where cash cards can be used in cashless settlements of payments for goods.

Moreover, MHBK's "Mizuho Direct" allows customers to check their balances, make transfers between their accounts or transfers to other accounts, buy *Takarakuji* lottery tickets and execute various other transactions by personal computer, telephone or mobile phone.

Takarakuji Lotteries

MHBK has been entrusted with the operation of *Takarakuji* lotteries by all prefectures and 13 designated cities in Japan.

As the "*Takarakuji* Bank," it responds to customers' needs by making the most of its network of full-service branches as well as new sales channels.

Supporting the Financial Needs of Households

No. 1 in Industry Sector

10,440 testamentary trusts entrusted

No. 1 among Japanese Banks

8.1 million customers utilizing membership-style banking services

¥9.4 trillion in residential housing loan portfolio
*Aggregated figures of MHBK and MHTB, and excluding loans for residential housing for rent.

*Above figures are as of March 31, 2004.

Supporting the Financial Needs of Corporations

No. 1 in Industry Sector

¥1,571 billion and 35.2% share in administration of domestic public corporate bonds

¥228.3 billion in lead management of wholesale electric power company bond issues

Ranked No. 1 in the general asset backed securities (ABS) bookrunner league table (¥434.3 billion, share 22.7%)
*Above figures are from April 1, 2003 to March 31, 2004.

¥4.6 trillion in domestic pension funds under investment management
*As of December 31, 2003.

¥2.6 trillion in securitized assets (real estate) under administration as trustee

¥2.4 trillion in retirement benefit funds under administration as trustee
*Above figures are as of March 31, 2004.

Domestic Pension Funds under Investment Management


Mizuho* ¥4.6 trillion
Sumitomo Mitsui Financial Group (Daiwa SB Investments + Sumitomo Mitsui Asset Management Company)
Nomura Asset Management
Nissay Asset Management
Others
Market volume ¥38.9 trillion

*Aggregated figures of DKA, TMCO and DIAM.
Source: Japan Securities Investment Advisers Association

No. 2 in Industry Sector

¥930.3 billion in lead management of domestic straight bond (SB) issues excluding city bank issues, self-financing issues, and issues targeting retail investors
*From April 1, 2003 to March 31, 2004.

Supporting Global Business

No. 1 among Japanese Banks

45% share in yen securities custody service for foreign investors

33% share in foreign exchange (yen clearing) services
*Above figures are as of March 31, 2004.

Yen Securities Custody Service for Foreign Investors


Mizuho's share 45%

Source: MHCB

Foreign Exchange (Yen Clearing) Services


Mizuho's share 33%

Source: Tokyo Bankers Association

No. 3 among Japanese Banks

US$1,095 million in arrangement of global project finance
*From January 1, 2003 to December 31, 2003.

No. 1 among Japanese Banks

¥7,717 billion and 40.4% share in arrangement of syndicated loans in Japan
*From April 1, 2003 to March 31, 2004.

Arrangement of Syndicated Loans in Japan


Mizuho's share 40.4%

Source: MHCB based on statistics by Bank of Japan

Overall Evaluation No. 1

In bond analyst and economist divisions in the 9th *Nikkei Bonds & Financial Weekly* rankings published by Rating and Investment Information
*No. 1428, March 8, 2004 issue.

Domestic SB League Table
(Lead Managed Issues)
(Excluding city bank issues, self-financing issues, and issues targeting retail investors.)
(Total Amount of Issues: ¥4,469 bn.)

Rank		Amount of Lead Managing Underwritings (¥bn.)	Market Share (%)
1	Nomura	955	21.37
2	Mizuho Securities	930	20.82
3	Daiwa Securities SMBC	726	16.26
4	Nikko Citigroup	597	13.37
5	Mitsubishi Securities	358	8.02
6	UFJ Tsubasa Securities	190	4.25
7	Goldman Sachs	180	4.04
8	Morgan Stanley	143	3.21
9	Shinko Securities	90	2.03
10	Norinchukin Securities	57	1.28

Source: MHSC based on I-N Information Systems

General ABS Bookrunner League Table
(ABSs backed by assets in Japan: Domestic public and private bonds and Eurobonds.)

Rank		Number of Issues	Amount of Issues (¥bn.)	Market Share (%)
1	Mizuho Financial Group	20	434	22.7
2	Merrill Lynch	4	268	14.0
3	Shinsei Bank	4	207	10.9
4	Nomura	8	193	10.1
5	Daiwa Securities SMBC	7	170	8.9
6	Credit Suisse First Boston	5	150	7.9
7	Citigroup	5	114	6.0
8	Morgan Stanley	3	105	5.5
9	UFJ Group	3	62	3.3
10	Goldman Sachs	2	55	2.9

*Aggregate figures of MHSC and its overseas securities subsidiaries.
Source: Thomson Financial

Community Activities

-We have established a basic approach to and guidelines for community activities, and are engaged in numerous programs at home and overseas.

To fulfill our role as a "good corporate citizen" in local communities, we have adopted a proactive policy of contributing to society in five areas laid down by our guidelines: (1) nurturing young people; (2) supporting social welfare; (3) promoting the arts, culture and academic studies; (4) assisting international exchange; and (5) endorsing global environmental preservation.


First graders taking part in Yellow Badge Traffic Safety Campaign activities.

◎ Traffic Safety Campaign

As part of the group's annual "Yellow Badge Traffic Safety Campaign," we provide first graders throughout Japan with yellow badges that, when worn, signify they are automatically covered by traffic accident insurance. 2004 marks the 40th year of this campaign, which started in 1965, and is sponsored by MHFG, Sompo Japan Insurance, The Meiji Yasuda Life Insurance Company and The Dai-ichi Mutual Life Insurance Company. The campaign has now provided insurance coverage for a total of approximately 50 million children in Japan.


Winners of Mizuho's Environmental Art Contest.

◎ Support for the "All-Japan Elementary and Junior High School Students' Environmental Art Contest"

Since 1996, we have supported the "All-Japan Elementary and Junior High School Students' Environmental Art Contest," which promotes environmental education among elementary and junior high school students. Winners are commended and presented with books containing the winning entries.


Presentation of vehicle for use by a welfare facility.

◎ Mizuho Charity Fund

In August 2002, we established the Mizuho Charity Fund as a fund collection method to promote community activities by the group's staff. Contributions in units of ¥100 are collected directly from Mizuho employees' monthly salaries and donated to group philanthropic foundations to purchase vehicles to be presented to welfare facilities, used as relief funds during large-scale disasters and contributed to volunteer organizations selected from groups recommended by employees.


Donation of children's books to elementary schools in rural areas.

◎ Activities of Philanthropic Foundations

The group supports welfare assistance for senior citizens and physically challenged persons, education and scholarships, international exchange and academic research through the following philanthropic foundations.

Mizuho Education Welfare Foundation
Assistance for education in rural areas, education of physically challenged children, and welfare for senior citizens (grants, donations of sports equipment and welfare vehicles).

Mizuho Welfare Foundation
Assistance in connection with the welfare of the disabled. (Grants, donations of electrically powered wheelchairs and welfare vehicles. Funds for translating books into Braille for visually impaired university students.)

Mizuho International Foundation
Scholarships for students from overseas studying in Japan. Training for personnel to undertake work in the area of international exchange.

Mizuho Foundation for the Promotion of Sciences
Research grants in the areas of engineering and law. Public essay contests in the areas of law and economics. Scholarships for students from overseas studying in Japan.

Mizuho Scholarship Foundation
Scholastic loans for deserving students facing economic hardship.


China study tour.

Support for Art and Culture

Coming-of-Age Day Concert



This year's "Coming-of-Age Day Concert" took place at the Suntory Hall in Tokyo on the Coming-of-Age Day national holiday on January 12, 2004. The concerts have been held annually since 1990 with a view to supporting young artists and popularizing classical music among the next generation of young people. One hundred people who became 20 years old this year, the legal age of adulthood in Japan, were invited through a drawing to attend the event.

MIZUHO STREET GALLERY



In order to discover and support young artists, we make available the MIZUHO STREET GALLERY in the form of space in the window display areas of Mizuho Bank's Ginza Chuo Branch.

Environmental Activities

~We are aware that it is our social responsibility to take into account environmental issues as we try to maintain a balance between economic development and environmental preservation.

In compliance with laws and ordinances relating to the environment, we are working to contribute to the protection of the environment through energy and resource conservation efforts that include separating and collecting garbage by type and using recycled materials. At the same time, we are tackling environmental issues as a financial institution by supporting customers' programs for dealing with the environment and offering financial products and services that contribute to environmental preservation.

Developing Environment-Related Financial Products and Advisory Services

	Description
Services related to global warming	The latest information on greenhouse gas emissions, trading and advisory services concerning the creation of trading systems, creation of schemes concerning CDM/JI (clean development mechanisms and joint implementation) investments, and the development of funding methods for validation and carbon funds.
Project finance	Advisory services for CDM/JI investments, arranging finance for wind power generation and garbage incineration facilities.
Natural energy-related products	Trading in wind speed (for wind power) and precipitation (for hydroelectric power) derivatives.
Environmental management consulting	Preparation of environmental IR strategies, introduction of environmental accounting and acquisition of ISO14001 certification.
Support for implementing LCA	Implementation of LCA (life cycle assessments) in connection with products and services.

▶ CDM/JI: The mechanism for the greenhouse gas emission reduction project adopted under the Kyoto Protocol.



Wind power generators at Teshio River in Hokkaido.

Environmental Risk Assessment in Financial Operations

We factor environmental risks into a growing number of credit decisions concerning companies and projects, and evaluations of corporate value in M&A transactions. Moreover, following the enforcement of the Law for the Prevention of Soil Pollution in February 2003, cases of soil pollution uncovered in connection with evaluations of real estate collateral have caused properties to depreciate in light of strict application of real estate appraisal criteria.

Adoption of the "Equator Principles"

MHCB is the first Japanese bank to adopt the Equator Principles, which are a standardized framework employed by private banks that take into consideration the environmental and social impact of projects financed through project finance schemes.

The Equator Principles have been adopted by major western banks since June 2003, and 21 major banks around the world adopted the Principles as of April 30, 2004.

Management Framework of Mizuho

Group Management Framework

The financial holding company MHFG is working to strengthen the group's comprehensive financial services capabilities by directly managing the core group companies* and maximizing the benefits of customer segmentation based on legally separate subsidiaries, thereby realizing synergies within the group and enhancing the specialization of individual group companies.

Group companies meanwhile carry out their businesses in their respective sectors in line with the basic policies set by MHFG.

MHFG's Corporate Governance Structure

MHFG devotes its efforts to make its corporate management more transparent and efficient and carry out its business activities with integrity and fairness in conformity with social standards. To this end, MHFG positions compliance as one of the fundamental principles of sound business management and complies strictly with all laws, ordinances, rules and regulations.

◎ Board of Directors and Corporate Auditors

MHFG's Board of Directors sets management policies, determines important matters for MHFG and its group companies, and supervises the manner in which Directors and Executive Officers fulfill their duties. Outside Directors participate in board meetings from a position that is independent of the actual execution of duties to strengthen the management and monitoring functions of the Board of Directors.

To ensure transparency and objectivity in personnel matters relating to the Board of Directors and Directors' remuneration, we have established two advisory bodies: the Nominating Committee and the Compensation Committee, both of which include outside Directors.

MHFG has adopted a corporate auditor system whereby Corporate Auditors monitor whether operational execution by Directors is legal by attending board meetings and expressing their views.

◎ Execution of Duties

In respect of excution of duties, MHFG has adopted the Executive Officer System in order to separate the managerial auditing function from the execution of duties, and clarify lines of authority and responsibility. The President & CEO controls MHFG's overall business with ultimate responsibility for execution of duties. In addition to establishing the Executive Management Committee as an advisory body to the President & CEO, the group has set up Business Policy Committees to serve as forums for the discussion and coordination of company-wide issues of concern to the Executive Officers.

MHFG has also set up the Internal Audit & Compliance Committee to fulfill an internal audit function under the chairmanship of the President & CEO by checking whether operational execution is appropriate from the viewpoint of compliance and audit. Outside specialists (currently one lawyer and one accountant) participate in the Internal Audit & Compliance Committee as special members to reinforce its expertise and objectivity.

MHFG has also established an advisory board of outside experts who offer objective evaluations and advice from an independent standpoint, aiming for a more open style of management.

*Core group companies:
MHCB, MHBK, MHSC, MHTB, MHIS, TCSB, DKA, FIMCO, DIAM, UC Card, Mizuho Research Institute, DKIS, FRIC, KSD, Mizuho Capital, Mizuho Advisory

Management Structure of Mizuho


General Meeting of Shareholders
Corporate Auditors (*2) ; Board of Corporate Auditors
Board of Directors (*1)
Nominating Committee
Compensation Committee
Executive Management Committee
President & CEO
Internal Audit & Compliance Committee
Business Policy Committees

*1. Two of the eight Directors are outside Directors.
*2. Three of the five Corporate Auditors are outside Auditors.

(As of June 25, 2004)

Profit Management System of Mizuho

Profit Management System Based on Legally Separate Subsidiaries in Accordance with Customer Segmentation and Business Functions

We have adopted the basic policy of reinforcing our financial strength by vigorously increasing profitability and cutting costs. Centered on MHFG, we conduct profit management for the group based primarily on the group's core companies.

More specifically, we have clarified the strategic positions of the core group companies within the group on the basis of our group business portfolio strategy and, having ensured their autonomy and independence while bringing them closer together through the unifying force of MHFG, we are seeking to maximize group corporate value.

Based on the core group companies, MHFG is making efforts to optimize our business portfolio, managing profits through the following:

- formulating plans for net business profits and net income, and carrying out performance management,
- allocating management resources such as personnel, investment and risk capital, and
- risk controls and profitability assessments based on allocation of risk capital.

Further, most of the core group companies establish their own profit plans for and manage the performance of their respective company's business group/units based on the management policy, overall profit plans and resource allocations drawn up by MHFG.

The above group companies have also introduced the allocation of risk capital among each company's business groups/units, which is one of the most important management frameworks of the group. Each group company engages in business activities within the limits of that risk capital and RAROC is then used as a performance index to evaluate the return on allocated risk capital.

Basically, the group companies have adopted a common profit management system and framework, but in actual operations, each takes a flexible and swift approach best suited for its individual business models.

Consolidated Profit Management

While each core group company works to enhance its own profitability, we manage their profits on a consolidated basis as a means of building an optimal business portfolio that is balanced for the entire group.

Specifically, in addition to the core group companies, we formulate profit plans and manage performance for the strategically important subsidiaries and include their profits with those of the core group companies.

Allocation of Risk Capital

In an environment where the financial sector faces progressive deregulation and globalization, and financial technology grows in sophistication, financial institutions must strengthen their profitability while managing various types of risk.

Based on MHFG's business portfolio strategy, we have built a management structure under which optimized business activities are conducted within the limits of allocations of risk capital drawn from equity capital and other sources.

Under this framework, RAROC is used as an index to evaluate performance in terms of return on allocated risk capital at the level of the holding company and the core group companies. Our aim as a group is to improve capital efficiency by allocating resources more efficiently based on the results of these evaluations.

Glossary

▶ **RAROC (Risk-Adjusted Return on Capital)**

RAROC is a measure of the profitability of allocated capital and is used as an index for assessing capital efficiency. RAROC is calculated by dividing risk-adjusted profits (profits adjusted to reflect statistically expected risk) by capital.



Risk capital allocation
Allocation of risk capital to the core group companies
Management resources allocation function
Risk-based profitability assessments
Risk control function
Management to preserve allocated risk capital

Human Resources System of Mizuho

Vision for Human Resources: ROE on Human Resources Investment

The group and its employees have set a shared vision for human resources as follows:

"We promote the "ROE" principle for human resources with a view to lasting value creation and create an attractive and fulfilling working environment for employees."

In this vision, "ROE" stands for the following:

Responsibility: Observe the principles of independent judgment and self-accountability.

Opportunity: Provide equal opportunity.

Employability: Develop expertise to enhance competitiveness.

Establishing a Corporate Culture Full of Vitality

We have established the following five values as the group's common code of conduct. These values, serving as the axis of our personnel evaluation system used by general managers, along with the 360-degree employee performance evaluation*, shall be instilled in all employees of the group.

(1) Possessing a "customer-first" corporate objective.
(2) Facing the challenges of innovation.
(3) Being rational and fair in making decisions.
(4) Placing importance on speed.
(5) Being accountable for all actions.

*Personnel evaluation scheme whereby personal evaluations of managers involve subordinates and persons from other divisions with whom they have close working relationships.

Optimize Uniqueness of Group Companies and Synergies

Employees are employed by one of the group companies (MHFG, MHHD, MHCB, MHBK, MHSC, MHTB) with the aim of creating a group of specialists that can deliver maximum innovativeness and speed.

At the same time, facilitated by the group's common compensation system (group-wide common platform for human resources), we are able to maximize group synergy through cross-company personnel transfers to place the right person in the right job.

Promotion of the "Professional Career Path"

We have put in place multi-featured compensation systems that meet the needs of employees and the increasingly fluid labor market.

One example is the promotion of the "Professional Career Path," with a salary system that is in line with market standards.

Rejuvenation of the Organization and Pursuit of Specialization

In January 2003, we launched an internal job application system for branch general manager positions to encourage the quick development and advancement of younger employees. As of May 31, 2004, we achieved a dynamic rejuvenation of the organization by selecting 39 applicants in their thirties and appointing them as branch general managers.

We also introduced a group-wide job application system to encourage employees to acquire greater specialization in which employees can apply for specific positions throughout the group. We intend to strengthen this scheme further by expanding the number of positions available.

Common Platform for Human Resources


MHFG
MHHD
MHCB
MHBK
MHSC
MHTB
Management-class platform
Reflect the independence of each group company through market pricing, risk/return structure and value-added.
Promote cross-company personnel exchanges using a portable retirement benefits system, etc., while maintaining the culture and autonomy of each group company.
Proactive personnel exchanges across group companies.
Welfare benefits platform
(Health insurance association, employees' pension funds, cafeteria plan, etc.)
Human resources framework platform
(Career paths, job groups, job grades, group internal recruiting system, etc.)
Common Platform

Compliance Structure

Basic Compliance Policy

We are acutely conscious at all times of our social responsibilities and public mission as Japan's leading comprehensive financial services group. We, therefore, work to ensure that we observe all laws and regulations, and pursue corporate activities in a fair and honest manner that conform to the norms accepted by society.

Placing thoroughgoing compliance as one of the fundamental principles of sound business management, each group company pursues compliance and establishes its own compliance structure in line with the basic policies indicated by MHFG.

Compliance Structure

In order to check that all business activities are appropriate in terms of compliance and audits, MHFG, MHCB and MHBK have established their respective Internal Audit & Compliance Committees, which is headed by the CEO and includes Deputy Presidents, the Chief Compliance Officer (CCO) and external specialists in legal and accounting matters among its members. Moreover, the above companies have established individual Compliance Divisions under the CCOs. These divisions are responsible for compliance planning and implementation, and control compliance management throughout each company. The head of every organizational unit is responsible for guidance and implementation in connection with compliance, while the compliance officer/compliance administrator is deployed to check the status of compliance.

Other core group companies such as MHSC and MHTB have also established compliance structures that suit the characteristics of their respective business sectors.

MHFG monitors the status of compliance throughout the group from reports submitted by the core group companies, and adopts appropriate responses whenever necessary.

Compliance at subsidiaries of the core group companies is monitored and managed through the core group companies themselves.

MHHD cooperates with MHFG in managing compliance at MHCB, MHBK, MHSC, MHIS and their group companies.

Compliance Activities

Furthermore, we have drawn up the Mizuho Code of Conduct, which establishes clear and concrete standards of ethical behavior, distributing it to all senior executives and employees of the group and ensuring that they are well aware of its contents and act in accordance with them.

Each group company has also prepared a compliance manual, which serves as a practical guidebook for rigorously enforcing compliance, clarifying the laws and regulations that group companies must observe in pursuing their business activities and the compliance activities they should follow.

Again, we are doing our utmost to ensure that senior executives and employees are fully acquainted with the contents of these manuals through compliance training.

To check compliance levels, we have established measures for ensuring that compliance is thoroughly enforced through primary self-checks by individual units and secondary checks by the internal audit section.

Each fiscal year, group companies also draw up compliance programs containing concrete measures for ensuring that compliance is thoroughly enforced, including various measures associated with establishing a compliance framework, training and checks. Progress in implementing the programs is monitored every half-year.

Compliance Structure


MHFG
Board of Directors
Internal Audit & Compliance Committee
(Chairman: President & CEO)
Head of Audit and Compliance Group (CCO)
(Compliance and Legal Affairs Division)
Every organizational unit
Head of each unit
Compliance Officer/
Compliance Administrator
MHHD
Joint management by
MHFG and MHHD
MHCB
MHBK
MHSC
MHIS
MHTB and other
core group companies
other than those to the left
(12 companies)
Subsidiaries of
the above group companies
Subsidiaries of
the above group companies

Risk Management Structure

Commitment to Risk Management

Basic Approach

Further progress in financial deregulation and internationalization has led to rapid growth in the diversity and complexity of banking operations, exposing financial institutions more than ever to various kinds of risk, including credit, market operations, IT, legal, settlement risks and so on. In order to raise our corporate value while ensuring that the business of both the group as a whole and individual group companies remains healthy and stable, we are well aware that adopting risk management and control measures that match our operations and their inherent risks is an issue of key importance to management. For this reason we are taking steps to strengthen our risk management structure.

MHFG's Board of Directors has laid down Basic Policies for Risk Management that are applicable to the entire group. These policies clearly define the kinds of risks to be managed, establish the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. They also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we are adopting various measures to strengthen and enhance the sophistication of our risk management system.

Overview of the Risk Management Structure

Each group subsidiary adopts the most appropriate risk management measures for its business and the size and nature of its risk exposures, while MHFG controls risk management for the group as a whole.

More specifically, MHFG regularly and as required receives reports and applications concerning the risk management situation from core group companies and gives them appropriate instructions concerning risk management. MHHD cooperates with MHFG in managing the risk of MHCB, MHBK, MHSC, MHIS and their group companies.

Each core group company also has its own system for managing different types of risk, regularly and as required receiving reports on the status of risk at their own group companies, and giving them appropriate instructions on risk management.

The Mizuho Financial Group's Risk Management Structure


Manage overall group risk
Set risk management policies.
Give instructions concerning risk management.
MHFG
Report on the risk management situation.
MHHD
Manage risk in cooperation with MHFG
Manage risk for MHCB and three other companies
Manage risk of core group companies
Core group companies
MHTB
TCSB, etc.
MHCB
MHBK
MHSC
MHIS
Give instructions concerning risk management.
Report on the risk management situation.
Subsidiaries managed by the core group companies.

General Concept of Risk Management

Basic Approach

We classify our risk exposures by risk factor into credit risk, market risk, liquidity risk, operational risk and so on, and manage each type of risk according to its characteristics.

In addition to managing each type of risk individually, we have established a risk management structure to identify and evaluate overall risk and, where necessary, to devise appropriate responses in order to keep risk within managerially tolerable limits in both qualitative and quantitative terms.

In line with the basic policies laid down by MHFG in connection with risk management, the group identifies risk broadly and all-inclusively as it takes a proactive and progressively sophisticated approach to risk management that includes methodologies for operations such as settlement and trust businesses that involve exposures to multiple categories of risk.

Risk Capital Allocation

We endeavor to obtain the clearest possible grasp of the group's overall risk exposure, and have implemented measures to keep such risks within the group's financial base in accordance with the risk capital allocation framework.

More specifically, MHFG allocates risk capital to the core group companies, including their own group companies, to control risk within the limits set for each company. MHFG also controls risk within managerially tolerable limits by working to ensure that the overall risk held by the group on a consolidated basis does not exceed the capital account and other measures of financial strength. To ensure the ongoing financial health of MHFG and the core group companies, we regularly monitor the manner in which this risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the Board of Directors and other committees of each company. Risk capital is allocated to MHCB and MHBK by risk category, and frameworks have been established within the individual banks to further allocate it to their business units.

Allocation of Risk Capital



MHFG
The group's financial strength
The group's risk exposure
Capital account, etc.
Core group companies' risk exposure*
MHCB
MHBK
MHSC
MHTB
Other risk exposure
*Including risk exposures of the subsidiaries of the core group companies.
(Example)
MHCB
Risk limits, etc., based on risk capital are set, and controls are imposed on each type of risk.
Allocated risk capital
Credit risk
Market risk
Equity risk
Operational risk
Group companies, etc.
Allocation to each business unit
MHBK
MHSC
MHTB

* For matters relating to risk management, compliance management and internal audits of other group companies, MHHD manages these companies through the four core subsidiaries.

Credit Risk Management

Basic Approach

We define credit risk as the group's exposure to the risk that it might incur losses because of a decline in, or total loss of, the value of assets (including off-balance-sheet assets) as a result of deterioration in a counterparty's financial position. The group has already established the methods and structures necessary for grasping and managing credit risk, which has become increasingly complex because of financial deregulation, internationalization and the growing sophistication of transactions.

MHFG manages credit risk for the group as a whole. More specifically, we have adopted two different but mutually complementary approaches toward credit risk management. The first of these is to curb losses arising from the emergence of credit risk by controlling the entire process for each individual transaction, from granting the credit through to recovery, on the basis of assessments of the credit standings of the counterparties involved. The second is to manage the portfolio using statistical methods to measure the potential for credit risk in order to identify it and devise appropriate responses. MHHD and MHFG jointly manage risk for their group companies.

Credit Risk Management Structure


MHFG
Board of Directors
CEO
Executive Management Committee
Portfolio Management Committee
Head of Risk Management Group (CRO)
Risk Management Division, Credit Risk Management Division
•Set risk management policies
•Give instructions concerning risk management
•Report on the risk management situation
Core group companies
MHCB
MHBK
MHTB
MHSC
Other core group companies
The Three Banks
Board of Directors
CEO
Executive Management Committee
Business Policy Committees
Senior executive officers responsible for risk management
Divisions responsible for credit risk management
(Risk Management Division, Credit Risk Management Division)

Credit Risk Management Structure

◎ MHFG's Credit Risk Management Structure

MHFG's Board of Directors determines the most important matters pertaining to credit risk. In addition, the Portfolio Management Committee discusses and coordinates basic credit risk policy and overall credit portfolio management and monitoring for the group. The Chief Risk Officer (CRO) is responsible for matters relating to credit risk management planning and operations. The Risk Management Division and the Credit Risk Management Division jointly monitor, analyze and submit suggestions concerning credit risk, and formulate and execute plans in connection with basic matters pertaining to credit risk management.

◎ Credit Risk Management at Core Group Companies

Core group companies manage their credit risk according to the scale and nature of their exposures in line with the Basic Policy for Credit Risk Management set forth by MHFG. Each company's Board of Directors determines key matters pertaining to credit risk.

MHCB, MHBK and MHTB (the Three Banks) have each established Business Policy Committees to discuss and coordinate overall management of their individual credit portfolios and transaction policies towards borrowers. The senior executive officer responsible for risk management oversees matters relating to credit risk management planning and operations. The Credit Risk Management Division and the Risk Management Division under the senior executive officer responsible for risk management are in charge of credit management, and measuring and monitoring credit risk, and regularly present reports on the risk management situation to MHFG. Individual credit examination divisions approve individual transactions in accordance with the lines of authority stipulated by the basic policies for credit risk management. To provide checks and balances, the Three Banks have also established Credit Review Divisions to function as internal auditors that are independent of the business divisions.

◎ Individual Credit Management

One of the most important elements of the Three Banks' risk management infrastructure is the use of a 16-grade unified credit rating system. In principle, credit ratings apply to all borrowers and are subject to regular reviews at

Connection between Credit Ratings, Definition of Obligor Classifications of Self-Assessments, Claims Disclosed under the FRL and Non-Accrual, Past Due & Restructured Loans

<table>
<tr><th>Definition of Obligor Classifications of Self-Assessment</th><th>Credit Ratings (Major Category)</th><th>Definition of Ratings</th><th>Claims Disclosed under the FRL</th><th>Non-Accrual, Past Due & Restructured Loans</th></tr>
<tr><td rowspan="4">Normal Obligors</td><td>A</td><td>Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.</td><td rowspan="5">Normal Claims</td><td rowspan="5"></td></tr>
<tr><td>B</td><td>Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.</td></tr>
<tr><td>C</td><td>Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.</td></tr>
<tr><td>D</td><td>Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.</td></tr>
<tr><td rowspan="3">Watch Obligors</td><td rowspan="3">E</td><td rowspan="3">Obligors who require close watching going forward because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.</td></tr>
<tr><td rowspan="2">Claims for Special Attention</td><td>Restructured Loans</td></tr>
<tr><td>Loans Past Due for 3 Months or More</td></tr>
<tr><td>Intensive Control Obligors</td><td>F</td><td>Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).</td><td>Claims with Collection Risk</td><td rowspan="2">Non-Accrual Delinquent Loans</td></tr>
<tr><td>Substantially Bankrupt Obligors</td><td>G</td><td>Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.</td><td rowspan="2">Claims against Bankrupt and Substantially Bankrupt Obligors, and equivalent</td></tr>
<tr><td>Bankrupt Obligors</td><td>H</td><td>Obligors who have already gone bankrupt, from both a legal and/or formal perspective.</td><td>Loans to Bankrupt Obligors</td></tr>
</table>

least once a year to promptly reflect their term-end corporate results, as well as special reviews as required whenever a borrower's credit standing changes. This enables the Three Banks to monitor both individual borrowers and the status of the overall portfolio in a timely fashion. Since we consider credit ratings to be a primary phase of the self-assessment process described below, they are linked to the obligor classifications used in asset self-assessments. (Please refer to the figure "Connection between Credit Ratings, Definition of Obligor Classifications of Self-Assessments, Claims Disclosed under the FRL and Non-Accrual, Past Due & Restructured Loans.")

Self-assessments of assets are used to ascertain the status of assets both as an integral part of credit risk management and in preparations for making the appropriate write-offs and provisions based on corporate accounting principles. Specifically, the Credit Risk Management Division under the oversight of the senior executive officer responsible for risk management is in charge of overall control of self-assessment of assets, cooperating with the administrative divisions specified for each type of asset, including loan portfolios and securities in executing and managing self-assessments. This results in a structure that allows the group to identify and control the actual quality of assets.

The Three Banks thus use the unified credit rating system and credit risk measurement tools to ascertain and monitor the status of their portfolios. They are also improving their credit decisions and post-transaction management functions by examining individual transactions from these viewpoints, providing internal audits and risk management guidance to individual business promotion offices. MHSC and other core group companies follow credit risk management procedures that suit the characteristics of their respective business sectors.

Portfolio Management

◎ Expected Loss and Unexpected Loss

Portfolio-based credit risk management uses statistical methods to calculate the possibility that our credit portfolio may generate bad debt losses. There are two key figures: "expected loss" is the average amount of loss forecast for the next 12 months; "unexpected loss" is the maximum excess amount in the case where losses exceed the expected loss.

"Expected loss" is covered out of profits on credit transactions, and is used as a reference value when setting transaction guidelines. "Unexpected loss" is covered out of total capital when it actually materializes. The credit portfolio is therefore monitored from various angles to ensure that unexpected losses are kept within the level of the allocated risk capital, and limits are applied to the portfolio where necessary.

Expected Loss and Unexpected Loss Amounts


Frequency
Average
This amount depends on the confidence interval. For example, if the confidence interval is set at 99%, it is the 9,900th smallest loss figure out of 10,000 trials.
Loss amount
Maximum loss amounts
Expected loss amounts
Unexpected loss amounts

◎ Risk Control Methods

We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is "credit concentration risks," which stems from granting too much to certain individual counterparties; the other type is "chain reaction default risk," which stems from granting too much credit to certain corporate groupings, industrial sectors, etc. We manage these various risks in line with specific guidelines set for each. The individual risk management divisions are responsible for monitoring adherence to these guidelines and reporting to the Business Policy Committees. (Please refer to the figure "Allocation of Risk Capital and Control of Credit Risk.")

◎ Portfolios of Most of the Core Group Companies

MHCB's portfolios are notable for their international diversification between certain listed domestic companies and other major Japanese enterprises, and overseas corporations. MHBK's portfolios are diversified among relatively small accounts centered on individuals, domestic corporations such as small and medium-sized enterprises (SMEs) and middle market corporations, public sector entities and other customers in Japan.

Making the most of respective portfolios' features, they endeavoring to reduce expected loss while simultaneously using financial technology in strategic acquisitions and sales of assets. While keeping a sharp eye on the potential for unexpected losses, they also aim to raise overall group capital efficiency, boost profitability and shareholder value, and enhance the sophistication of its credit risk management using this as a base.

To control credit concentration in certain companies, MHTB and MHSC have set credit limits according to their customers' creditworthiness, and control their portfolios in an appropriate manner by confirming adherence to these limits.

MHCB's Credit Portfolio


Asia
Other
Europe
North America
Japan

MHBK's Credit Portfolio


Public sector entities
Other
Individuals
Domestic SMEs, and middle market corporations

(Including financial subsidiaries specializing in corporate revitalization)

Allocation of Risk Capital and Control of Credit Risk


Allocation of risk capital
≧
Unexpected loss amounts
Credit concentration risk
Chain reaction default risk
① Individual company ratings-based credit guidelines
Control
② Corporate group-based credit guidelines
③ Geographical area/country-based credit guidelines
④ Industrial sector-based credit guidelines
MHCB: Sets ①, ②, ③, ④
MHBK: Sets ①, ②, ④
MHTB: Sets ①
Equivalent to credit concentration risk amounts
Equivalent to chain reaction default risk amounts

Market and Liquidity Risk Management

Basic Approach

We define market risk as the risk that the group could incur losses because of fluctuations in interest rates, stock prices and foreign exchange rates. Our definition includes the risk of losses incurred when it becomes impossible to execute transactions in the market because of market confusion, or losses arising from transactions at prices that are significantly less favorable than usual (market liquidity risk). We define liquidity risk as the risk of losses arising when the group faces funding difficulties because a deterioration in its financial position makes it difficult to raise the necessary funds, or when it is forced to procure funds at much higher interest rates than usual.

MHFG manages market and liquidity risk for the group as a whole. More specifically, MHFG formulates the Basic Policies for Market and Liquidity Risk Management for the entire group, and manages risk for the core group companies. MHFG monitors and manages the overall market and liquidity risk management profile for the group. MHHD and MHFG jointly manage risk for their group companies.

Market Risk Management Structure

◎ Market Risk Management

MHFG's Board of Directors determines key matters pertaining to market risk management policies. The ALM & Market Risk Management Committee broadly discusses and coordinates matters relating to basic ALM policies, risk planning and market risk management, proposing responses to emergencies such as sudden market changes. The CRO is responsible for matters relating to market risk management planning and operations. The Risk Management Division is responsible for monitoring market risk, reports and analyses, proposals, and setting limits and guidelines, and for formulating and implementing plans relating to market risk management.

The Risk Management Division assesses and manages overall group market risk. It also receives reports from core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the CEO on a daily basis and to the Board of Directors and the Executive Management Committee on a regular basis.

To manage market risk, limits that correspond to risk capital allocations are set according to the risk profiles of the core group companies. For trading and banking activities, limits are set for Value at Risk (VAR) and for losses. For banking activities, position limits based on interest rate sensitivity are also set as needed.

These limits are discussed and coordinated by the ALM & Market Risk Management Committee, discussed further by the Executive Management Committee, then determined by the CEO. Various factors are taken into account, including business strategies, historical limit usage ratios, risk-bearing capacity (profits, total capital and risk management systems), profit targets and the market liquidity of the products involved.

◎ Market Risk Management at Core Group Companies

The core group companies that account for most of the group's exposure to market risk (MHCB, MHBK, MHSC and MHTB) have formulated their basic policies in line with the Basic Policy for Market Risk Management drawn up by MHFG. Their Boards of Directors determine important matters

Market and Liquidity Risk Management Structure



MHFG
Board of Directors
CEO
Executive Management Committee
ALM & Market Risk Management Committee
Head of Risk Management Group (CRO)
Risk Management Division
•Set risk management policies
•Approve limits
•Give instructions concerning risk management
•Report on the risk management situation
•Apply for limits
Core group companies
MHCB
MHBK
MHSC
MHTB
Other core group companies
Core group companies
Board of Directors
CEO
Executive Management Committee
ALM & Market Risk Management Committee
Senior executive officers responsible for risk management
Risk Management Division
Offices
Middle Offices
Front Offices

relating to market risk management while their CEOs are responsible for controlling market risk. The Business Policy Committees such as the ALM & Market Risk Management Committees are responsible for overall discussion and coordination of market risk management. Specifically, the committees discuss and coordinate matters relating to basic ALM policies, risk planning, and market risk management, proposing responses to emergencies such as sudden market changes. The CRO of each company is responsible for matters pertaining to planning and running market risk management. Based on a common group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by MHFG.

These companies have established specialist company-wide market risk management divisions to provide integrated monitoring of market risk, submit reports, analyses and proposals, set limits, and formulate and implement plans relating to market risk management. The risk management divisions of each company submit reports on the status of market risk management to the CEO and top management on a daily basis, and to the Board of Directors and the Executive Management Committee on a regular basis. They also provide regular reports to MHFG. To provide a system of mutual checks and balances in market operations, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. When VAR is not adequate to control risk, the middle offices manage risk using additional risk indices such as 10 Basis Point Value (BPV), carry out stress tests, and set stop loss limits as needed. They monitor their market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

Liquidity Risk Management Structure

◎ Liquidity Risk Management

MHFG's liquidity risk management structure is fundamentally the same as the market risk management structure described above. However, the head of the Financial Control & Accounting Group of MHFG is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & Market Risk Management Committee, the Executive Management Committee and the CEO.

MHFG measures liquidity risk using indices pertaining to cash flow such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & Market Risk Management Committee, discussed further by the Executive Management Committee, then determined by the CEO. MHFG has established classifications for the cash flow conditions affecting the group, ranging from "normal" to "cause for concern" and "critical," and has laid down response procedures for dealing with cases where they are deemed to fall into the "cause for concern" or "critical" categories.

◎ Liquidity Risk Management at Core Group Companies

The liquidity risk management structures of MHCB, MHBK, MHSC and MHTB are basically the same as the aforementioned market risk management structures, but the senior executives responsible for risk management are responsible for matters pertaining to planning and running liquidity risk management, while the senior executives of the ALM and trading units are in charge of matters pertaining to planning and running cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market. Like MHFG, the above mentioned companies have established classifications for the cash flow conditions affecting them, ranging from "normal" to "cause for concern" and "critical,' and have laid down response procedures for dealing with cases where they are deemed to fall into the "cause for concern" or "critical" categories.

Each company has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to the ALM & Market Risk Management Committee and other Business Policy Committees, the Executive Management Committee and the CEO.

Status of Market Risk

◎ Status of MHFG's Market Risk

The graph on page 47 depicts the status of VAR in fiscal 2003 (ended March 31, 2004). In particular, as shown

MHFG's Fiscal 2003 VAR

Banking activities


(VAR, billions of yen)
(%)
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
VAR
JGB Yield (5-Year)
Maximum: ¥317.4 billion
Minimum: ¥78.9 billion
Average: ¥198.5 billion
03.04.01
03.04.15
03.04.29
03.05.13
03.05.27
03.06.10
03.06.24
03.07.08
03.07.22
03.08.05
03.08.19
03.09.02
03.09.16
03.09.30
03.10.14
03.10.28
03.11.11
03.11.25
03.12.09
03.12.23
04.01.06
04.01.20
04.02.03
04.02.17
04.03.02
04.03.16
04.03.30

Quantitative standards used for calculating VAR
Confidence interval: one-tailed 99.0%
Holding period: 1 month
Historical observation period: 1 year

Trading activities


(VAR, billions of yen)
5.0
4.0
3.0
2.0
1.0
0
Maximum: ¥4.7 billion
Minimum: ¥1.4 billion
Average: ¥3.1 billion
03.04.01
03.04.15
03.04.29
03.05.13
03.05.27
03.06.10
03.06.24
03.07.08
03.07.22
03.08.05
03.08.19
03.09.02
03.09.16
03.09.30
03.10.14
03.10.28
03.11.11
03.11.25
03.12.09
03.12.23
04.01.06
04.01.20
04.02.03
04.02.17
04.03.02
04.03.16
04.03.30

Quantitative standards used for calculating VAR
Confidence interval: one-tailed 99.0%
Holding period: 1 day
Historical observation period: 1 year

MHFG's Fiscal 2003 Interest Rate Sensitivity by Maturity

At March 31, 2004 (billions of yen)

	1 year or less	Over 1 year, up to and including 5 years	Over 5 years	Total
Interest rate sensitivity (10BPV)	(5)	(46)	(29)	(80)

during the steep rise in the yen interest rates from June through September 2003, market risk volume in the banking business has reduced considerably, demonstrating that risk management is functioning effectively.

We conduct interest rate sensitivity analyses in connection with interest rate risk, which constitutes the main form of market risk facing the group. The above table depicts the interest rate sensitivity of yen currency banking operations, by maturity, as of the end of March 2004.

◎ Back Testing

In order to confirm the effectiveness of market risk measurements using VAR, MHFG carries out regular back tests to compare VAR and profits/losses.

MHFG's Fiscal 2003 Back Testing


Profits/losses (assumptive basis) (billions of yen)
6.0
4.0
2.0
0
(2.0)
(4.0)
(6.0)
0
1.0
2.0
3.0
4.0
5.0
6.0
VAR (billions of yen)

The graph above depicts daily VAR on trading activities in fiscal 2003, and the corresponding paired distribution of profits and losses. There were five cases where profits/losses exceeded VAR during the period (one case of loss), and this confirms that our internal models are sufficiently accurate in measuring our group's market risk exposure.

◎ Stress Testing

As a market risk measurement method, VAR is based on statistical assumptions. For this reason, we carry out stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions.

The stress testing methods used include one method that calculates losses on the basis of the largest fluctuations occurring over a period of more than five years, and another that calculates losses on the basis of market fluctuations occurring during historical market events.

The figure below shows the assumed maximum loss results of stress testing in trading activities using the above methods.

MHFG's Fiscal 2003 Stress Testing

At March 31, 2004 (billions of yen)

Assumed maximum losses	
Maximum loss result calculated by stress testing	19

Operational Risk Management

We define operational risk as the risk of loss that our group may incur resulting from inadequate or failed internal processes, people and systems, or from external events.

We recognize that operational risk includes IT risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory risk, and reputational risk, and have laid down risk management policies concerning risk management structures and methods for each kind of risk. MHCB, MHBK, MHSC and MHTB also manage risks in an appropriate manner in line with risk management policies they have laid down concerning the each type of risk.

We are working to improve and strengthen our management methods and structures in order to recognize, evaluate, monitor and control the various types of operational risk arising from the growing sophistication and diversity of financial operations and progress in computerization.

MHFG, MHCB and MHBK have laid down rules for data gathering, and in addition to developing a common loss database for the entire group, measure operational risk on a regular basis.

The Basel Committee on Banking Supervision is currently working toward the introduction of new BIS rules, which will include operational risk as well as market and credit risk within capital adequacy guidelines.

We are participating in the international forum on the new BIS rules, and are proactively pursuing more sophisticated operational risk management across the entire group.

Operational Risk Management Structure


MHFG
Board of Directors
CEO
Executive Management Committee
Senior executive officers responsible for each type of risk management
Operational risk management (Risk Management Division)
IT risk management division
Operations risk management division
Divisions responsible for each risk management
•Set risk management policies
•Give instructions concerning risk management
•Report on the risk management situation
Core group companies
MHCB, MHBK, MHSC, MHTB, MHIS, TCSB, etc.

Operations Risk Management

Operations risk is the risk that customers may suffer service disruptions, or that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or act improperly.

In line with the Basic Policy for Operations Risk Management, we have established a structure for improving operations by identifying and adopting appropriate measures for mitigating operations risk. More specifically, we have laid down clearly defined procedures for handling operations and periodically checking the status of operational processes. Progress has been made in strengthening operational guidance from head office and instructions in order to improve the operational expertise of staff and the risk management capabilities of managers. We are also moving ahead with other policies, including the introduction of IT, office automation and centralization in order to ensure efficient operations that reduce human error to a minimum. Further, we are working on improving the effectiveness of our emergency responses by holding drills and taking other steps to minimize the impact of any possible system failures or disasters on customers.

We are well aware that this kind of risk has a direct impact on services to customers and are working hard to build a management structure that is better attuned to the situation.

IT Risk Management

IT risk is the risk that customers may suffer service disruptions, or that customers or the group may incur losses arising from system defects such as failures, faults, or incompleteness in computer operations, or illegal or unauthorized use of computer systems.

We continue to make determined efforts to ensure the stability of our IT operations and the protection and safety of informational assets relating to systems in line with the Basic Policy for IT Risk Management and the Security Policy. More specifically, we are pushing ahead with various efforts, identifying and evaluating IT-related risk, implementing risk mitigation measures based on these evaluation results, ensuring thoroughgoing project management in such areas as process management in systems development and quality control, and strengthening security to prevent information leaks. Further, we are working on improving the effectiveness of our emergency responses by improving our backup systems and holding drills and taking other steps to minimize the impact of any possible system failures or disasters on customers.

We are well aware that this kind of risk has a direct impact on services to customers and are working hard to build a management structure that is better attuned to the situation.

Reputational Risk Management

Reputational risk is the risk of incurring tangible or intangible losses as a result of damage caused to the group's credibility or the Mizuho brand when market players learn about or the media report various risk events that actually arise in connection with the group's operating activities, or false rumors or vicious slanders.

When MHFG receives reports from group companies concerning certain information that may have a serious impact on group management, we identify and manage the reputational risk for the group as a whole on an integrated basis, using the framework we have established for dealing with such reputational risk in a manner appropriate to its scale and nature.

The group also works to quickly identify rumors and minimize possible losses by devising appropriate responses depending on the urgency and possible impact of the situation.

Internal Audit Structure

Basic Approach

Internal audits are an integrated process for evaluating the extent to which internal control achieves its objectives in key areas—appropriate risk management, efficient and effective business operations, reliable financial reporting, and compliance with laws, regulations and internal rules. They are conducted from an objective and comprehensive standpoint, independently of operational reporting lines, and extend as far as offering advice, guidance and remedial recommendations in connection with any problems that may be uncovered.

Through this integrated process, internal audits assist the Boards of Directors of individual group companies in efficiently and effectively fulfilling their managerial duties under the self-responsibility principle.

In line with the Basic Policy for Internal Audit laid down by MHFG, the core group companies conduct internal audits, which include the auditing of their own subsidiaries. Also, in order to grasp the situation with respect to risk controls across the group, group companies carry out internal audits focusing on risks that are common to the group as a whole.

Internal Audit Management Structure

◎MHFG

The core group companies submit reports to MHFG on the results of internal audits and the status of follow-up steps to deal with problems.

MHFG grasps and manages the status of conducting audits at the core group companies through examining above reports. The Internal Audit & Compliance Committee of MHFG discusses and makes decisions on the results of examinations and important matters pertaining to the group's internal audits. After it reaches decisions thereon, reports are submitted to the Board of Directors.

◎MHHD

MHHD cooperates with MHFG in managing matters relating to internal audits at MHCB, MHBK, MHSC, MHIS and their group companies.

◎MHCB and MHBK

MHCB and MHBK have also established Internal Audit & Compliance Committees that are independent of business promotion divisions to ensure the independence of the internal audit divisions and provide checks and balances.

MHCB and MHBK have established Internal Audit Divisions and Credit Review Divisions as internal audit divisions to carry out the audits at domestic and overseas business offices, head office divisions and group companies. Specifically, the Internal Audit Divisions assess the suitability and effectiveness of business activities associated with compliance and risk management. The Credit Review Divisions audit credit ratings and the status of credit management in addition to auditing self-assessment of assets, in order to verify the correctness and suitability of matters deemed necessary from the viewpoint of assuring the soundness of the assets in question.

◎Other Core Group Companies

MHSC, MHTB and other core group companies have also established effective and efficient internal audit structures that suit the characteristics of their respective business sectors.

Internal Audit Management Structure


MHFG
Board of Directors
President & CEO
(Chairman of Internal Audit & Compliance Committee)
Internal Audit & Compliance Committee
Every organizational unit
Audit
Head of Audit and Compliance Group
(Division in charge: Internal Audit Division)
MHHD
Every organizational unit
Audit
Division in charge: Internal Audit Division
Report the results of internal audit, etc.
Advice, guidance and remedial recommendations
Advice, guidance and remedial recommendations
Joint management by MHFG and MHHD
MHCB
MHBK
MHSC
MHIS
MHTB and other core group companies other than those to the left (12 companies)
Subsidiaries of the above group companies
Subsidiaries of the above group companies

Financial Analysis of Mizuho

Key Indicators of Mizuho Financial Group, Inc.

Key Indicators of Mizuho Financial Group, Inc. (Consolidated)

Billions of yen

As of or for the Fiscal Years ended March 31,	2004	2003
Total Income	¥ 3,342.9	¥ 3,441.8
Net Income (Loss)	406.9	(2,377.1)
Total Shareholders' Equity	3,644.3	2,861.0
Total Assets	137,750.0	134,032.7
Deposits	77,487.4	72,222.6
Debentures	9,459.5	11,696.3
Loans and Bills Discounted	66,205.8	69,210.0
Securities	32,071.6	23,816.5
Total Shareholders' Equity per Share (Yen) (Note 1)	61,980.34	(20,376.71)
Net Income (Loss) per Share (Yen) (Note 1)	36,153.27	(254,524.65)
Diluted Net Income per Share (Yen) (Note 1) (Note 2)	18,754.94	—
Risk-based Capital Ratio (BIS Capital Ratio)	11.35%	9.53%
Net Return on Equity	135.2%	(183.7)%
PER (Times) (Note 2)	12.39 x	— x
Cash Flows from Operating Activities	6,014.9	(2,196.1)
Cash Flows from Investing Activities	(7,402.2)	(206.3)
Cash Flows from Financing Activities	(130.9)	(394.0)
Cash and Cash Equivalent at the End of the Year	5,529.6	7,048.5

Notes: 1. "Total Shareholders' Equity per Share", "Net Income (Loss) per Share" and "Diluted Net Income per Share" are calculated in accordance with "Accounting Standard for Earnings per Share" (Financial Accounting Standard No. 2) and "Implementation Guidance for Accounting Standard for Earnings per Share" (Financial Accounting Standards Implementation Guidance No. 4).
2. "Diluted Net Income per Share" and "PER" for the fiscal year ended March 31, 2003 are not required to be disclosed due to loss position.

Key Indicators of Mizuho Financial Group, Inc. (Non-Consolidated)

Billions of yen

As of or for the Fiscal Years ended March 31,		2004		2003
Operating Income		¥ 25.7		¥ 0.9
Net Income		9.9		0.0
Common Stock and Preferred Stock		1,540.9		1,540.9
Number of Shares Issued and Outstanding	Common Stock	11,926,964.67 shares	Common Stock	10,582,426.71 shares
	First Series Class I Preferred Stock	33,000 shares	First Series Class I Preferred Stock	33,000 shares
	Second Series Class II Preferred Stock	100,000 shares	Second Series Class II Preferred Stock	100,000 shares
	Third Series Class III Preferred Stock	100,000 shares	Third Series Class III Preferred Stock	100,000 shares
	Fourth Series Class IV Preferred Stock	150,000 shares	Fourth Series Class IV Preferred Stock	150,000 shares
	Sixth Series Class VI Preferred Stock	150,000 shares	Sixth Series Class VI Preferred Stock	150,000 shares
	Seventh Series Class VII Preferred Stock	125,000 shares	Seventh Series Class VII Preferred Stock	125,000 shares
	Eighth Series Class VIII Preferred Stock	125,000 shares	Eighth Series Class VIII Preferred Stock	125,000 shares
	Ninth Series Class IX Preferred Stock	140,000 shares	Ninth Series Class IX Preferred Stock	140,000 shares
	Tenth Series Class X Preferred Stock	140,000 shares	Tenth Series Class X Preferred Stock	140,000 shares
	Eleventh Series Class XI Preferred Stock	943,740 shares	Eleventh Series Class XI Preferred Stock	943,740 shares
	Twelfth Series Class XI Preferred Stock	5,500 shares	Twelfth Series Class XI Preferred Stock	101,500 shares
	Thirteenth Series Class XIII Preferred Stock	36,690 shares	Thirteenth Series Class XIII Preferred Stock	36,690 shares
Total Shareholders' Equity		3,533.4		3,545.8
Total Assets		3,600.0		3,595.6
Total Shareholders' Equity per Share (Yen) (Note 1)		46,670.33		46,568.86
Dividends per Share	Common Stock	3,000	Common Stock	—
(Interim dividends per share) (Yen)	First Series Class I Preferred Stock	22,500	First Series Class I Preferred Stock	22,500
	Second Series Class II Preferred Stock	8,200	Second Series Class II Preferred Stock	8,200
	Third Series Class III Preferred Stock	14,000	Third Series Class III Preferred Stock	14,000
	Fourth Series Class IV Preferred Stock	47,600	Fourth Series Class IV Preferred Stock	47,600
	Sixth Series Class VI Preferred Stock	42,000	Sixth Series Class VI Preferred Stock	42,000
	Seventh Series Class VII Preferred Stock	11,000	Seventh Series Class VII Preferred Stock	11,000
	Eighth Series Class VIII Preferred Stock	8,000	Eighth Series Class VIII Preferred Stock	8,000
	Ninth Series Class IX Preferred Stock	17,500	Ninth Series Class IX Preferred Stock	17,500
	Tenth Series Class X Preferred Stock	5,380	Tenth Series Class X Preferred Stock	5,380
	Eleventh Series Class XI Preferred Stock	20,000	Eleventh Series Class XI Preferred Stock	165
	Twelfth Series Class XI Preferred Stock	2,500	Twelfth Series Class XI Preferred Stock	21
	Thirteenth Series Class XIII Preferred Stock	30,000	Thirteenth Series Class XIII Preferred Stock	247
	Common Stock	—	Common Stock	/
	First Series Class I Preferred Stock	—	First Series Class I Preferred Stock	/
	Second Series Class II Preferred Stock	—	Second Series Class II Preferred Stock	/
	Third Series Class III Preferred Stock	—	Third Series Class III Preferred Stock	/
	Fourth Series Class IV Preferred Stock	—	Fourth Series Class IV Preferred Stock	/
	Sixth Series Class VI Preferred Stock	—	Sixth Series Class VI Preferred Stock	/
	Seventh Series Class VII Preferred Stock	—	Seventh Series Class VII Preferred Stock	/
	Eighth Series Class VIII Preferred Stock	—	Eighth Series Class VIII Preferred Stock	/
	Ninth Series Class IX Preferred Stock	—	Ninth Series Class IX Preferred Stock	/
	Tenth Series Class X Preferred Stock	—	Tenth Series Class X Preferred Stock	/
	Eleventh Series Class XI Preferred Stock	—	Eleventh Series Class XI Preferred Stock	/
	Twelfth Series Class XI Preferred Stock	—	Twelfth Series Class XI Preferred Stock	/
	Thirteenth Series Class XIII Preferred Stock	—	Thirteenth Series Class XIII Preferred Stock	/
Net Loss per Share (Yen) (Note 1)		(2,846.42)		(8,663.01)
Diluted Net Income per Share (Yen) (Note 1) (Note 2)		—		—
PER (Times) (Note 2)		— x		— x
Dividend Propensity (Note 3)		—%		—%

Notes: 1. "Total Shareholders' Equity per Share", "Net Loss per Share" and "Diluted Net Income per Share" are calculated in accordance with "Accounting Standard for Earnings per Share" (Financial Accounting Standard No. 2) and "Implementation Guidance for Accounting Standard for Earnings per Share" (Financial Accounting Standards Implementation Guidance No. 4).
2. "Diluted Net Income per Share" and "PER" for the fiscal year ended March 31, 2003 and 2004 are not required to be disclosed due to loss position.
3. Dividend Propensity : Cash Dividends Declared per Share (Common Stock) / Net Income per Share (Common Stock). The Dividend Propensity for the fiscal year ended March 31, 2003 and 2004 are not required to be disclosed due to passing dividends for common stock and loss position of earnings per share, respectively.

Financial and Economic Environment

Economic Conditions in Japan and Overseas

Looking at global economic conditions in the fiscal year ended March 31, 2004, the U.S. economy initially appeared somewhat weak as a result of the Iraq War and other factors. From mid-year onward, however, demand centered on consumer spending and capital expenditure expanded and a recovery trend became increasingly apparent. The European economies gradually recovered as exports increased. In Asia, the end of the SARS epidemic and increase in exports fueled a sharp economic recovery, and the Chinese economy in particular maintained its high growth rate. From the second half onwards, the overall recovery in the global economy strengthened and took on a firmer tone.

The Japanese economy remained weak through the first half, but rising production driven by higher exports, clearer signs of growth in capital expenditure and improvement in corporate earnings in the second half led to an overall recovery. However, several risk factors clouded hopes for full-scale economic growth, including a slower recovery in regional economies, continuing deflation and sluggish growth in household incomes.

Financial Sector

Looking back at the financial markets in fiscal 2003, long-term interest rates went below 0.5% in June 2003, but generally fluctuated in the range of 1.0-1.5% level after climbing again on the back of the economic recovery toward mid-fiscal year. The stock market generally followed an upward trend after mid-May. Faced with these conditions, the Bank of Japan maintained its easy money policies and in July 2003 took a new initiative of purchasing asset-backed securities (ABS).

The government adhered to its policy of promoting financial and industrial revitalization as a single package and adopted several new measures, including the establishment of the Industrial Revitalization Corporation of Japan. There has also been progress in deregulation, including the removal of the ban on banks engaging in the stock-broking business and the entry of other types of industries into the trust business. In light of these environmental changes, bringing the NPL issue closer to closure, ensuring competitive advantage, and further strengthening profitability were all matters of considerable importance for financial institutions.

Trends in Interest Rates in Japan



(%)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
(%)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
(0.05)
Long-Term Prime Rate (left scale)
Short-Term Prime Rate (left scale)
Newly Issued Government Bond Yield (10-Year) (left scale)
Euroyen TIBOR (3-month) (right scale)
Call Rate (Uncollateralized overnight) (right scale)
Jan. 2003
Apr. 2003
July 2003
Oct. 2003
Jan. 2004
Apr. 2004

Trends in TOPIX and Yen / Dollar Exchange Rate



(Point)
1,300
1,200
1,100
1,000
900
800
700
(Yen / Dollar)
125
120
115
110
105
100
TOPIX (left scale)
Yen / Dollar Exchange Rate
(right scale)
Jan. 2003
Apr. 2003
July 2003
Oct. 2003
Jan. 2004
Apr. 2004

Results for the Fiscal Year ended March 31, 2004

Consolidated Accounts of Mizuho Financial Group, Inc. (MHFG)

1. Scope of Consolidation and Application of the Equity Method

MHFG's consolidated subsidiaries decreased by 20 to 118, and the number of affiliates accounted for under the equity method decreased by 5 to 28 from the end of previous fiscal year.

The major consolidated subsidiaries are Mizuho Corporate Bank, Ltd. (MHCB), Mizuho Bank, Ltd. (MHBK), Mizuho Trust & Banking Co., Ltd. (MHTB), and Mizuho Securities Co., Ltd. The major affiliates accounted for by the equity method are The Chiba Kogyo Bank, Ltd. and Shinko Securities Co., Ltd.

companies

At March 31,	2004	2003	Change
Number of consolidated subsidiaries	118	138	(20)
Number of affiliates accounted for under the equity method	28	33	(5)

2. Consolidated Profits and Losses

Billions of yen

For the Fiscal Years ended March 31,	2004	2003	Change
Consolidated Gross Profits	¥ 2,112.4	¥ 2,233.6	¥ (121.2)
Net Interest Income	1,185.0	1,256.3	(71.3)
Net Fiduciary Income	62.0	55.4	6.6
Net Fee and Commission Income	426.6	410.5	16.0
Net Trading Income	231.8	244.5	(12.7)
Net Other Operating Income	206.9	266.7	(59.8)
General and Administrative Expenses	(1,125.9)	(1,237.6)	111.7
Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans	(292.8)	(2,092.3)	1,799.4
Net Gains (Losses) related to Stocks	190.8	(924.9)	1,115.7
Equity in Earnings (Losses) from Investment in Affiliates	1.7	(3.4)	5.2
Other	(4.9)	(237.3)	232.3
Income (Loss) before Income Taxes and Minority Interests	881.2	(2,262.1)	3,143.4
Income Taxes–Current	28.0	22.2	5.7
Income Taxes–Deferred	387.8	30.5	357.3
Minority Interests in Net Income (Loss)	58.3	62.2	(3.8)
Net Income (Loss)	**406.9**	**(2,377.1)**	**2,784.1**
Net Income (Loss) per Share of Common Stock (Yen)	36,153.27	(254,524.65)	290,677.92
Credit-related Costs	¥ (298.8)	¥ (2,111.5)	¥ 1,812.6

Notes: 1. Consolidated Gross Profits = Net Interest Income + Net Fiduciary Income + Net Fee and Commission Income + Net Trading Income + Net Other Operating Income.
2. Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Credit Costs for Trust Accounts.

(1) Consolidated Gross Profits
Consolidated Gross Profits decreased by ¥121.2 billion to ¥2,112.4 billion in comparison with the previous fiscal year.

Net Interest Income decreased by ¥71.3 billion to ¥1,185.0 billion as weak domestic funding demand led to a decline in average outstanding loans.

Net Fiduciary Income increased by ¥6.6 billion to ¥62.0 billion.

Net Fee and Commission Income rose by ¥16.0 billion to ¥426.6 billion owing to increases in securities-related and trust-related commissions.

Although gains on trading income increased, gains on derivatives decreased, causing Net Trading Income to decline by ¥12.7 billion to ¥231.8 billion.

Net Other Operating Income decreased by ¥59.8 billion to ¥206.9 billion as Net Gains related to Bonds declined, reflecting market conditions.

(2) General and Administrative Expenses
General and Administrative Expenses fell by ¥111.7 billion to ¥1,125.9 billion as a result of rigorous cost reviews and cutbacks at home and overseas. These included reductions in personnel expenses through reassessments of salary and bonus levels and personnel reduction, and in non-personnel expenses through consolidations and closures of offices.

(3) Credit-related Costs
As a result of the acceleration of the final disposal of non-performing loans (NPLs) and an aggressive attitude to provisions against the deterioration of asset quality in the previous fiscal year, Credit-related Costs decreased sharply by ¥1,812.6 billion to ¥298.8 billion.

Expenses Related to Portfolio Problems plus Provision for General Reserve for Possible Losses on Loans also decreased by ¥1,799.4 billion to ¥292.8 billion.

(4) Net Gains related to Stocks
Net Gains related to Stocks rose by ¥1,115.7 billion to ¥190.8 billion as a result of gains on sales of stockholdings in an improving stock market and a lower amortization burden.

(5) Equity in Earnings from Investment in Affiliates
Equity in Earnings from Investment in Affiliates benefited from an improvement in the performance of companies accounted for under the equity method, increasing by ¥5.2 billion to ¥1.7 billion.

(6) Net Income and Other
As a result of the above, Income before Income Taxes and Minority Interests amounted to ¥881.2 billion.

Net Income increased by ¥2,784.1 billion to ¥406.9 billion after reflecting Income Taxes–Current, Income Taxes–Deferred and Minority Interests in Net Income in Income before Income Taxes and Minority Interests.

Results for the Fiscal Year ended March 31, 2004

Use and Source of Funds (Consolidated)

Billions of yen

	Average balance			Interest		
For the Fiscal Years ended March 31,	2004	2003	Change	2004	2003	Change
Use of Funds	**¥ 111,512.0**	**¥ 125,177.1**	**¥ (13,665.0)**	**¥ 1,622.7**	**¥ 1,991.2**	**¥ (368.5)**
Loans and Bills Discounted	67,464.4	77,957.3	(10,492.8)	1,183.7	1,433.9	(250.2)
Securities	27,241.9	25,456.0	1,785.9	296.7	347.9	(51.1)
Call Loans and Bills Purchased	1,717.1	5,867.1	(4,150.0)	5.1	11.1	(5.9)
Receivables under Resale Agreements	4,173.4	4,234.6	(61.1)	74.2	113.9	(39.6)
Guarantee Deposit Paid under Securities Borrowing Transactions	7,048.8	2,846.6	4,202.2	1.7	0.7	0.9
Due from Banks	1,721.4	5,506.9	(3,785.5)	24.8	42.8	(17.9)
Source of Funds	**¥ 113,899.6**	**¥ 126,911.2**	**¥ (13,011.5)**	**¥ 437.6**	**¥ 734.4**	**¥ (296.8)**
Deposits	73,418.0	79,247.3	(5,829.3)	112.8	193.9	(81.0)
Debentures	10,648.5	13,767.2	(3,118.6)	92.7	120.9	(28.1)
Call Money and Bills Sold	10,251.5	15,027.0	(4,775.5)	2.8	7.0	(4.1)
Payables under Repurchase Agreements	8,300.2	8,365.4	(65.1)	116.3	189.9	(73.6)
Guarantee Deposit Received under Securities Lending Transactions	5,682.4	3,500.2	2,182.1	12.1	8.7	3.4
Commercial Paper	831.6	418.6	412.9	1.0	0.8	0.1
Borrowed Money	1,515.8	2,245.3	(729.5)	34.5	44.2	(9.6)

%

	Yield		
For the Fiscal Years ended March 31,	2004	2003	Change
Use of Funds	**1.45%**	**1.59%**	**(0.14)%**
Loans and Bills Discounted	1.75	1.83	(0.08)
Securities	1.08	1.36	(0.28)
Call Loans and Bills Purchased	0.30	0.19	0.11
Receivables under Resale Agreements	1.78	2.69	(0.91)
Guarantee Deposit Paid under Securities Borrowing Transactions	0.02	0.02	0.00
Due from Banks	1.44	0.77	0.67
Source of Funds	**0.38%**	**0.57%**	**(0.19)%**
Deposits	0.15	0.24	(0.09)
Debentures	0.87	0.87	0.00
Call Money and Bills Sold	0.02	0.04	(0.02)
Payables under Repurchase Agreements	1.40	2.27	(0.87)
Guarantee Deposit Received under Securities Lending Transactions	0.21	0.24	(0.03)
Commercial Paper	0.12	0.20	(0.08)
Borrowed Money	2.27	1.97	0.30

Net Fee and Commission Income (Consolidated)

For the Fiscal Years ended March 31,	2004	2003	Billions of yen Change
Net Fee and Commission Income	¥ 426.6	¥ 410.5	¥ 16.0
Fee and Commission Income	¥ 515.3	¥ 490.1	¥ 25.1
Deposits, Debentures and Lending Business	106.1	102.7	3.3
Remittance Business	116.4	113.4	2.9
Securities-related Business	92.4	75.5	16.8
Agency Business	36.7	35.3	1.3
Safe Custody and Safety Deposit Box Business	6.9	8.7	(1.8)
Guarantee Business	22.9	35.6	(12.7)
Trust-related Business	37.1	23.1	14.0
Fee and Commission Expenses	¥ 88.7	¥ 79.6	¥ 9.1
Remittance Business	28.9	27.9	0.9

3. Consolidated Assets and Liabilities

Consolidated Assets and Liabilites (Consolidated)

At March 31,	2004	2003	Billions of yen Change
Total Assets	¥ 137,750.0	¥ 134,032.7	¥ 3,717.3
Cash and Due from Banks	6,813.5	7,849.7	(1,036.2)
Trading Assets	8,016.5	9,919.0	(1,902.5)
Securities	32,071.6	23,816.5	8,255.0
Loans and Bills Discounted	66,205.8	69,210.0	(3,004.1)
Total Liabilities	133,069.5	130,133.6	2,935.9
Deposits	77,487.4	72,222.6	5,264.8
Debentures	9,459.5	11,696.3	(2,236.8)
Call Money and Bills Sold	8,680.5	11,185.8	(2,505.2)
Minority Interests	1,036.1	1,038.0	(1.8)
Shareholders' Equity	¥ 3,644.3	¥ 2,861.0	¥ 783.3
Net Unrealized Gains (Losses) on other Securities, net of Taxes	392.7	(24.6)	417.3

(1) Assets

Securities increased by ¥8,255.0 billion from the end of the previous fiscal year to ¥32,071.6 billion. Unrealized Gains on Other Securities amounted to ¥720.4 billion.

Loans and Bills Discounted fell by ¥3,004.1 billion to ¥66,205.8 billion. Non-Accrual, Past Due & Restructured Loans amounted to ¥3,181.1 billion, or 4.80% of total Loans and Bills Discounted.

Total Assets increased by ¥3,717.3 billion to ¥137,750.0 billion.

(2) Liabilities and Minority Interests

Deposits increased by ¥5,264.8 billion to ¥77,487.4 billion. Debentures decreased by ¥2,236.8 billion to ¥9,459.5 billion. Total Liabilities increased by ¥2,935.9 billion to ¥133,069.5 billion.

Minority interests decreased by ¥1.8 billion to ¥1,036.1 billion.

(3) Shareholders' Equity

Shareholders' Equity increased by ¥783.3 billion to ¥3,644.3 billion because of the Net Income posted and the increase in Unrealized Gains on Other Securities that resulted from the turnaround in the stock market.

The consolidated Capital Adequacy Ratio (BIS standard) stood at 11.35%, continuing at a satisfactory level.

Fair Value of Other Securities (Consolidated)

Billions of yen

At March 31, 2004	Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)
Other Securities*1	¥ 27,895.2	¥ 28,615.6	¥ 1,018.8	¥ 298.4	¥ 720.4
Stocks*2	3,477.1	4,361.7	967.2	82.6	884.5
Bonds	20,185.9	19,994.7	9.3	200.5	(191.1)
Other	4,232.1	4,259.2	42.2	15.1	27.0

Billions of yen

At March 31, 2003	Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)
Other Securities*1	¥ 21,804.5	¥ 21,784.9	¥ 359.3	¥ 378.9	¥ (19.5)
Stocks*2	3,946.4	3,755.8	166.0	356.6	(190.5)
Bonds	12,289.0	12,376.5	88.5	1.0	87.4
Other	5,569.0	5,652.5	104.7	21.2	83.5

Billions of yen

Change	Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)
Other Securities*1	¥ 6,090.7	¥ 6,830.7	¥ 659.4	¥ (80.5)	¥ 740.0
Stocks*2	(469.2)	605.8	801.1	(273.9)	1,075.1
Bonds	7,896.8	7,618.1	(79.2)	199.4	(278.6)
Other	(1,336.8)	(1,393.3)	(62.4)	(6.0)	(56.4)

*1 In addition to the balances shown in the above table, Other Securities included securities without fair values such as unlisted stock (excluding OTC stock) of ¥837.2 billion and non-publicly offered bonds of ¥1,299.5 billion as of March 31, 2004.
*2 Fair value of Stocks is determined based on the average market prices during one-month periods before the balance sheet date.

Consolidated Capital Adequacy Ratio (BIS)

Billions of yen

At March 31,		2004	2003	Change
Capital Adequacy Ratio		**11.35%**	**9.53%**	**1.82%**
Tier I Ratio		**5.75%**	**4.86%**	**0.89%**
Tier I	**(A)**	**¥ 3,941.1**	**¥ 3,495.4**	**¥ 445.7**
Capital Stock		1,540.9	1,540.9	—
Capital Surplus		1,262.5	2,599.5	(1,337.0)
Retained Earnings (Deficit)		386.6	(1,427.9)	1,814.5
Minority Interest in Consolidated Subsidiaries		995.7	1,036.4	(40.6)
Preferred Stock issued by Overseas SPC		923.3	960.2	(36.9)
Unrealized Losses on Other Securities		—	(23.0)	23.0
Treasury Stock		(134.1)	(134.1)	(0.0)
Foreign Currency Translation Adjustments		(110.5)	(96.2)	(14.3)
Goodwill Equivalent		(0.0)	(0.1)	0.0
Consolidation Differences Equivalent		—	—	—
Tier II	**(B)**	**3,941.1**	**3,495.4**	**445.7**
45% of Unrealized Gains on Securities		325.4	—	325.4
45% of Revaluation Reserve for Land, net of Taxes		175.5	287.3	(111.7)
General Reserve for Possible Losses on Loans		1,175.8	1,515.4	(339.5)
Debt Capital		2,803.9	2,877.9	(74.0)
Perpetual Subordinated Debt and Other Debt Capital		948.7	1,270.7	(321.9)
Subordinated Debt and Redeemable Preferred Stock		1,855.1	1,607.2	247.8
Deductions from Capital	**(C)**	**112.2**	**143.4**	**(31.2)**
Capital	**(A)+(B)-(C)**	**¥ 7,770.0**	**¥ 6,847.4**	**¥ 922.6**
Risk-adjusted Assets		**¥ 68,424.1**	**¥ 71,823.5**	**¥ (3,399.3)**
Assets Exposed to Credit Risk		67,368.7	71,144.9	(3,776.1)
On-balance-sheet Items		63,093.7	66,644.0	(3,550.3)
Off-balance-sheet Items		4,275.0	4,500.8	(225.8)
Market Risk Equivalent Divided by 8%		1,055.4	678.6	376.8
(Reference) Market Risk Equivalent		84.4	54.2	30.1

Aggregated Figures of the Three Banks

For an early achievement of corporate revitalization, loans and stocks of customers in need of revitalization/restructuring held by MHCB, MHBK and MHTB were transferred to their financial subsidiaries specializing in corporate revitalization in July 2003.

Aggregated figures of the Three Banks for the fiscal year ended March 31, 2003 are the aggregated non-consolidated figures of MHCB, MHBK and MHTB.

Aggregated figures of the Three Banks for the fiscal year ended March 31, 2004 are the aggregated non-consolidated figures of MHCB, MHBK, MHTB and their financial subsidiaries specializing in corporate revitalization.

1. Differences between Consolidated Figures and Aggregated Figures of the Three Banks

Billions of yen

	2004				2003			
For the Fiscal Years ended March 31,	MHFG (Consolidated) (a)	*Aggregated* Figures of the Three Banks (b)	(a) – (b)	(b) / (a)	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)
Gross Profits	**¥ 2,112.4**	**¥ 1,805.6**	**¥ 306.8**	**85.4%**	**¥ 2,233.6**	**¥ 1,837.8**	**¥ 395.8**	**82.2%**
Net Interest Income	1,185.0	1,130.7	54.2	95.4	1,256.3	1,167.9	88.4	92.9
Net Fiduciary Income	62.0	62.0	0.0	99.9	55.4	55.0	0.4	99.2
Net Fee and Commission Income	426.6	268.5	158.0	62.9	410.5	249.3	161.1	60.7
Net Trading Income	231.8	111.9	119.8	48.2	244.5	109.9	134.6	44.9
Net Other Operating Income	206.9	232.3	(25.4)	112.3	266.7	255.5	11.1	95.8
Credit-related Costs	**(298.8)**	**(237.9)**	**(60.8)**	**79.6**	**(2,111.5)**	**(2,095.2)**	**(16.2)**	**99.2**
Net Income (Loss)	**¥ 406.9**	**¥ 447.9**	**¥ (40.9)**	**110.0%**	**¥ (2,377.1)**	**¥ (2,398.1)**	**¥ 20.9**	**100.8%**

Note: Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Credit Costs for Trust Accounts.

Billions of yen

	2004				2003			
At March 31,	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)
Total Assets	**¥ 137,750.0**	**¥ 137,897.7**	**¥ (147.6)**	**100.1%**	**¥ 134,032.7**	**¥ 134,976.9**	**¥ (944.2)**	**100.7%**
Securities	32,071.6	35,359.9	(3,288.3)	110.2	23,816.5	24,550.4	(733.8)	103.0
Loans and Bills Discounted	66,205.8	66,132.4	73.4	99.8	69,210.0	68,932.1	277.8	99.5

2. Profits and Losses

Profits and Losses (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2004	2003	Change
Domestic Gross Profits	¥ 1,327.8	¥ 1,463.5	¥ (135.6)
International Gross Profits	477.7	374.3	103.4
Gross Profits	**1,805.6**	**1,837.8**	**(32.2)**
Net Interest Income	1,130.7	1,167.9	(37.2)
Net Fiduciary Income	62.0	55.0	6.9
Net Fee and Commission Income	268.5	249.3	19.1
Net Trading Income	111.9	109.9	2.0
Net Other Operating Income	232.3	255.5	(23.1)
Net Gains related to Bonds	115.1	204.4	(89.2)
General and Administrative Expenses (Excluding Non-recurring Losses)	(857.4)	(966.0)	108.6
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	**954.1**	**890.9**	**63.1**
Excluding Net Gains related to Bonds	838.9	686.5	152.4
Provision for General Reserve for Possible Losses on Loans	131.5	(427.4)	559.0
Net Business Profits	**1,079.7**	**444.3**	**635.4**
Net Non-recurring Losses	(221.4)	(2,857.7)	2,636.3
Net Gains (Losses) related to Stocks and Other Securities	189.3	(905.8)	1,095.1
Expenses related to Portfolio Problems	(363.6)	(1,648.6)	1,285.0
Other	(47.1)	(303.3)	256.1
Income (Loss) before Income Taxes	**858.3**	**(2,413.4)**	**3,271.7**
Income Taxes–Current	0.6	1.0	(0.4)
Income Taxes–Deferred	409.7	(16.2)	426.0
Net Income (Loss)	**¥ 447.9**	**¥ (2,398.1)**	**¥ 2,846.1**
Credit-related Costs	**¥ (237.9)**	**¥ (2,095.2)**	**¥ 1,857.2**

Notes: 1. Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of MHTB denotes amounts before Provision for General Reserve for Possible Losses on Loans and Credit Costs for Trust Accounts.
2. Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Credit Costs for Trust Accounts.

Breakdown of Gross Profits (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2004	2003	Change
Net Interest Income	**¥ 1,130.7**	**¥ 1,167.9**	**¥ (37.2)**
Domestic Operations	918.3	1,006.1	(87.8)
International Operations	212.3	161.7	50.6
Net Fiduciary Income	**62.0**	**55.0**	**6.9**
Domestic Operations	62.0	55.0	6.9
International Operations	/	/	/
Net Fee and Commission Income	**268.5**	**249.3**	**19.1**
Domestic Operations	210.9	194.8	16.1
International Operations	57.5	54.5	3.0
Net Trading Income	**111.9**	**109.9**	**2.0**
Domestic Operations	42.9	68.2	(25.2)
International Operations	68.9	41.7	27.2
Net Other Operating Income	**232.3**	**255.5**	**(23.1)**
Domestic Operations	93.4	139.2	(45.7)
International Operations	138.9	116.3	22.5
Gross Profits	**¥ 1,805.6**	**¥ 1,837.8**	**¥ (32.2)**

Results for the Fiscal Year ended March 31, 2004

Breakdown of Net Interest Income (MHCB and MHBK excluding Financial Subsidiaries for Corporate Revitalization)

Billions of yen

	Average balance			Yield		
For the Fiscal Years ended March 31,	2004	2003	Change	2004	2003	Change
Total						
Use of Funds	**¥ 107,036.7**	**¥ 120,756.9**	**¥ (13,720.2)**	**1.36%**	**1.46%**	**(0.10)%**
Loans and Bills Discounted	61,422.8	73,805.6	(12,382.7)	1.67	1.77	(0.09)
Securities	28,122.6	24,201.1	3,921.4	1.19	1.35	(0.15)
Source of Funds	**111,464.2**	**122,159.4**	**(10,695.1)**	**0.36**	**0.53**	**(0.16)**
Deposits and Debentures	83,013.4	90,589.5	(7,576.0)	0.22	0.32	(0.10)
Interest Margins	/	/	/	1.00	0.93	0.06
Loan and Deposit Margin	/	/	/	1.44	1.44	0.00
Domestic Operations						
Use of Funds	**90,985.6**	**102,299.9**	**(11,314.2)**	**1.10**	**1.17**	**(0.06)**
Loans and Bills Discounted	55,626.9	64,707.5	(9,080.6)	1.56	1.57	(0.00)
Securities	23,018.3	18,807.5	4,210.7	0.52	0.71	(0.19)
Source of Funds	**95,696.1**	**103,913.3**	**(8,217.2)**	**0.16**	**0.22**	**(0.06)**
Deposits and Debentures	74,100.0	79,994.7	(5,894.6)	0.14	0.19	(0.04)
Interest Margins	/	/	/	0.94	0.94	(0.00)
Loan and Deposit Margin	/	/	/	1.41	1.37	0.04
International Operations						
Use of Funds	**16,516.1**	**20,390.0**	**(3,873.9)**	**2.78**	**2.97**	**(0.18)**
Loans and Bills Discounted	5,795.8	9,098.0	(3,302.1)	2.72	3.20	(0.47)
Securities	5,104.2	5,393.5	(289.3)	4.23	3.57	0.65
Source of Funds	**16,233.1**	**20,179.0**	**(3,945.8)**	**1.55**	**2.18**	**(0.63)**
Deposits and Debentures	8,913.3	10,594.7	(1,681.4)	0.90	1.32	(0.41)
Interest Margins	/	/	/	1.22	0.78	0.44
Loan and Deposit Margin	/	/	/	1.81	1.88	(0.06)

Breakdown of Net Fee and Commission Income (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2004	2003	Change
Net Fee and Commission Income	¥ 268.5	¥ 249.3	¥ 19.1
Fee and Commission Income	¥ 380.3	¥ 349.8	¥ 30.4
Deposits, Debentures and Lending Business	100.9	94.2	6.6
Remittance Business	116.1	112.4	3.6
Securities-related Business	36.0	30.7	5.3
Agency Business	26.3	25.5	0.8
Safe Custody and Safety Deposit Box Business	6.9	6.7	0.1
Guarantee Business	18.0	18.7	(0.6)
Fee and Commission Expenses	¥ 111.7	¥ 100.4	¥ 11.3
Remittance Business	28.8	27.8	0.9

Breakdown of Net Other Operating Income (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2004	2003	Change
Net Other Operating Income	¥ 232.3	¥ 255.5	¥ (23.1)
Total	¥ 232.3	¥ 255.5	¥ (23.1)
Profits on Foreign Exchange Transactions	93.2	69.4	23.8
Net Gains related to Bonds	115.1	204.4	(89.2)
Domestic Operations	93.4	139.2	(45.7)
Net Gains related to Bonds	61.5	137.8	(76.2)
International Operations	138.9	116.3	22.5
Profits on Foreign Exchange Transactions	93.2	69.4	23.8
Net Gains related to Bonds	53.5	66.5	(13.0)

Breakdown of General and Administrative Expenses (Excluding Non-recurring Losses) (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2004	2003	Change
Personnel Expenses	¥ 277.6	¥ 338.5	¥ (60.8)
Non-personnel Expenses	533.7	577.6	(43.8)
Miscellaneous Taxes	45.9	49.8	(3.9)
Total	¥ 857.4	¥ 966.0	¥ (108.6)

Breakdown of Net Non-Recurring Losses (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2004	2003	Change
Net Losses related to Stocks and Other Securities	¥ 189.3	¥ (905.8)	¥ 1,095.1
Gains on Sales of Stocks and Other Securities	247.9	75.3	172.5
Losses on Sales of Stocks and Other Securities	(21.8)	(385.5)	363.6
Losses on Devaluation of Stocks and Other Securities	(20.2)	(591.2)	571.0
Provision for Reserves for Possible Losses on Investments	(1.8)	(4.8)	2.9
Gains (Losses) on Derivatives other than for Trading	(14.5)	0.4	(15.0)
Expenses related to Portfolio Problems	(363.6)	(1,648.6)	1,285.0
Losses on Write-offs of Loans	(173.1)	(673.1)	499.9
Provision for Specific Reserve for Possible Losses on Loans	(184.3)	(383.5)	199.1
Losses on Sales of Loans to CCPC	(0.7)	(18.2)	17.5
Reversal of (Provision for) Reserve for Possible Losses on Loans Sold	5.0	(10.7)	15.8
Losses on Support of Specific Borrowers	—	(0.5)	0.5
Reversal of Reserve for Possible Losses on Support of Specific Borrowers	3.2	—	3.2
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	7.2	15.0	(7.8)
Reversal of (Provision for) Reserve for Contingencies	4.7	(6.3)	11.0
Other Losses on Sales of Loans	(25.6)	(571.1)	545.4
Other	(47.1)	(303.3)	256.1
Net Non-recurring Losses	¥ (221.4)	¥ (2,857.7)	¥ 2,636.3

Note: CCPC is the abbreviation for the Cooperative Credit Purchasing Company, Ltd.

3. Aggregated Assets and Liabilities

Assets and Liabilities (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2004	2003	Change
Total Assets	**¥ 137,897.7**	**¥ 134,976.9**	**¥ 2,920.7**
Cash and Due from Banks	9,240.5	9,390.6	(150.1)
Call Loans	3,883.4	7,410.5	(3,527.1)
Securities	35,359.9	24,550.4	10,809.5
Loans and Bills Discounted	66,132.4	68,932.1	(2,799.6)
Customers' Liabilities for Acceptances and Guarantees	4,858.0	5,371.4	(513.3)
Total Liabilities	**131,021.5**	**131,623.2**	**(601.7)**
Deposits	79,895.8	73,728.9	6,166.8
Debentures	9,554.7	11,797.6	(2,242.9)
Call Money	9,746.6	13,215.6	(3,469.0)
Bills Sold	2,369.4	4,933.7	(2,564.3)
Acceptances and Guarantees	4,858.0	5,371.4	(513.3)
Shareholders' Equity	**6,876.1**	**3,353.7**	**3,522.4**
Net Unrealized Gains (Losses) on other Securities, net of Taxes	387.0	(29.0)	416.1

Balance of Housing and Consumer Loans (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2004	2003	Change
Housing and Consumer Loans	**¥ 12,335.6**	**¥ 12,848.7**	**¥ (513.1)**
Housing Loans for Owner's Residential Housing	9,398.0	9,529.2	(131.1)

Note: Above figures are aggregated banking and trust accounts. (Trust Accounts denotes trust accounts with contracts indemnifying the principal amount.)

Loans to Both Small and Medium-Sized Enterprises and Individual Customers (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2004	2003	Change
Loans to Both Small and Medium-sized Enterprises and Individual Customers	¥ 39,456.4	¥ 39,791.7	¥ (335.3)
Percentage of Loans to Both Small and Medium-sized Enterprises and Individual Customers of Total Domestic Loans	62.0%	61.2%	0.8%

Fair Value of Other Securities (the Three Banks) (Banking Accounts)

Billions of yen

At March 31, 2004	Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)
Other Securities*1	¥ 27,458.8	¥ 28,133.6	¥ 973.0	¥ 298.2	¥ 674.8
Stocks*2	3,460.7	4,302.3	924.9	83.3	841.6
Bonds	20,056.9	19,866.0	9.3	200.2	(190.9)
Other	3,941.1	3,965.2	38.7	14.6	24.1

Billions of yen

At March 31, 2003	Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)
Other Securities*1	¥ 21,342.1	¥ 21,314.1	¥ 348.9	¥ 376.9	¥ (28.0)
Stocks*2	3,948.0	3,753.2	160.4	355.2	(194.8)
Bonds	12,130.6	12,218.1	88.5	1.0	87.4
Other	5,263.4	5,342.7	99.9	20.6	79.3

Billions of yen

Change	Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)
Other Securities*1	¥ 6,116.6	¥ 6,819.5	¥ 624.1	¥ (78.7)	¥ 702.8
Stocks*2	(487.3)	549.0	764.4	(271.9)	1,036.4
Bonds	7,926.3	7,647.9	(79.1)	199.2	(278.3)
Other	(1,322.2)	(1,377.4)	(61.1)	(5.9)	(55.2)

*1 In addition to the balances shown in the above table, Other Securities includes securities without market values.
*2 Fair value of Stocks is determined based on the average market prices during one-month periods before the balance sheet dates.

Improvement of Asset Quality

For an early achievement of corporate revitalization, loans and stocks of customers in need of revitalization/restructuring held by MHCB, MHBK and MHTB were transferred to their financial subsidiaries specializing in corporate revitalization in July 2003.

Consolidated figures are those for MHFG.

Aggregated figures of the Three Banks for the fiscal year ended March 31, 2003 are the aggregated non-consolidated figures of MHCB, MHBK and MHTB.

Aggregated figures of the Three Banks for the fiscal year ended March 31, 2004 are the aggregated non-consolidated figures of MHCB, MHBK, MHTB and their financial subsidiaries specializing in corporate revitalization.

Figures on the tables of "Trust Account" denote trust accounts with contracts indemnifying the principal amount, except for the figures on the tables of Status of Loans by Industry and Status of Loans by Nationality of Borrowers.

○ Disposal of Non-Performing Loans in the Fiscal Year ended March 31, 2004

Credit-related Costs in the aggregated figures of the Three Banks amounted to ¥237.9 billion, or approximately ¥100 billion less than the ¥340 billion forecast made at the beginning of the fiscal year. This was due to the positive effect of the group taking steps to accelerate the early disposal of a significant portion of its non-performing loans (NPLs) in fiscal 2002, and the decrease in the occurrence of new NPLs owing to the steady recovery of the Japanese economy.

The outstanding balance of NPLs decreased by ¥1.6 trillion compared to the end of the previous fiscal year to ¥3.2 trillion. At the same time, the ratio of NPLs stood at 4.40%, or a 1.88% decrease from that at March 31, 2003. These figures indicate that the group is on track to meet its goal of reducing the outstanding balance of NPLs to about half of that at September 2002 by the end of March 2005.

Discounted Cash Flow Method (the "DCF Method")

The DCF method is a means of measuring the Reserve for Possible Losses on Loans, where future cash flows to be received from repayment of principle of and interest on loans are estimated and discounted to a present value, and the difference between that present value and the book value of the loan is recorded in the Reserve for Possible Losses on Loans.

The group has continuously adopted this method for the fiscal year ended March 31, 2004, for about 60% of the claims against Special Attention Obligors, and for approximately 85% in the case of MHCB alone. The average reserve ratio for the claims to which the DCF method is applied is about 50% against the uncovered portion. This ratio is considerably higher than the 40%, average reserve ratio among major banks for claims subject to special examination exerted and announced by the Financial Services Agency.

○ Credit-Related Costs

Credit-Related Costs (Consolidated)

Billions of yen

For the Fiscal Years ended March 31,	2004	2003	Change
Credit-related Costs	¥ (298.8)	¥ (2,111.5)	¥ 1,812.6
Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans	(292.8)	(2,092.3)	1,799.4
Losses on Write-offs of Loans	(209.5)	(735.1)	525.6
Net Provision for Reserve for Possible Losses on Loans	(65.4)	(914.7)	849.2
Credit Costs for Trust Accounts	(5.9)	(19.1)	13.2

Note: Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Credit Costs for Trust Accounts

Credit-Related Costs (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2004	2003	Change
Credit-related Costs	¥ (237.9)	¥ (2,095.2)	¥ 1,857.2
Expenses related to Portfolio Problems	**(363.6)**	**(1,648.6)**	**1,285.0**
Losses on Write-offs of Loans	(173.1)	(673.1)	499.9
Provision for Specific Reserve for Possible Losses on Loans	(184.3)	(383.5)	199.1
Losses on Sales of Loans to CCPC	(0.7)	(18.2)	17.5
Reversal of (Provision for) Reserve for Possible Losses on Loans Sold	5.0	(10.7)	15.8
Losses on Support of Specific Borrowers	—	(0.5)	0.5
Reversal of Reserve for Possible Losses on Support of Specific Borrowers	3.2	—	3.2
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	7.2	15.0	(7.8)
Reversal of (Provision for) Reserve for Contingencies	4.7	(6.3)	11.0
Other Losses on Sales of Loans	(25.6)	(571.1)	545.4
Reversal of (Provision for) General Reserve for Possible Losses on Loans	**131.5**	**(427.4)**	**559.0**
Credit Costs for Trust Accounts	**(5.9)**	**(19.1)**	**13.2**

Notes: 1.CCPC is the abbreviation for the Cooperative Credit Purchasing Company, Ltd.
2.Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Credit Costs for Trust Accounts

○ Overview of Disclosure of NPLs at March 31, 2004 (the Three Banks) (Banking Accounts)

Billions of yen



1. Self-Assessment
Categorization
Obligor
Category I (Non-Categorization)
Category II
Category III
Category IV (Non-Collateralized)
Bankrupt and Substantially Bankrupt Obligors 431.7
431.7
Collateral, Guarantees, etc.: 389.6
Reserve for Possible Losses: 42.0
Reserve Ratio 100%
Direct Write-offs
Intensive Control Obligors 1,028.9
898.8
Collateral, Guarantees, etc.: 409.9
Reserve for Possible Losses: 488.8
130.1
Reserve Ratio 78.9%
Watch Obligors
Claims for Special Attention 1,706.6
Reserve Ratio for Uncoverd Portion 41.5%
Collateral, Guarantees, etc.: 726.5
Reserve for Possible Losses: 406.8
(Special Attention Obligors)
Other Watch Obligors
Normal Obligors
Reserved based on estimated credit losses
·Other Watch Obligors 10.38%
·Normal Obligors 0.13%
Total 71,923.3
2. Disclosed Claims under the FRL
Claims against Bankrupt and Substantially Bankrupt Obligors 431.7
Coverage Ratio 100%
Claims with Collection Risk 1,028.9
Coverage Ratio 87.3%
Claims for Special Attention (Note 1) 1,706.6
Coverage Ratio 66.4%
Aggregate Coverage Ratio 77.7%
Total 3,167.3
3. Non-Accrual, Past Due & Restructured Loans
Loans to Bankrupt Obligors 171.2
Non-Accrual Delinquent Loans 1,215.7
73.9 (Note 2)
Loans Past Due for 3 Months or More 24.9
Restructured Loans 1,681.4
Total 3,093.3

Notes: 1. Claims for Special Attention includes loans only and is equal to the total amount of Loans Past Due for 3 Months or More and Restructured Loans.
Claims against Special Attention Obligors includes all claims, not limited to loans, against Special Attention Obligors.
2. The difference between total Non-Accrual, Past Due and Restructuring Loans and total Disclosed Claims under the FRL represents claims other than loans included in Disclosed Claims under the FRL.

Improvement of Asset Quality

○ Outstanding Balance of NPLs

Status of Disclosed Claims

The Three Banks' aggregated figures of Disclosed Claims under the Financial Reconstruction Law (FRL) decreased by ¥1,594.9 billion (an approximately 33% decrease) from the end of the previous fiscal year to ¥3,191.0 billion. The classifications of those loans are shown in the table on page 74.

Of the total, Claims with Collection Risk or worse claims decreased by ¥411.4 billion from the previous year to ¥1,468.7 billion as a result of such measures for corporate revitalization and removal of NPLs.

At the same time, Claims for Special Attention decreased by ¥1,183.5 billion (an approximately 40% decrease) compared to the end of the previous fiscal year to ¥1,722.2 billion, as the classification of some portion of Claims with Collection Risk improved due to active efforts to proceed with corporate revitalization.

NPL Ratio

The aggregated NPL ratio for the Three Banks at the end of March 2004 decreased by 1.88% from the end of the previous fiscal year to 4.40%.

As set forth in the Program for Financial Revival announced in October 2002, major Japanese banks must reduce their NPL ratios by half by the end of March 2005. The group has already surpassed its target for reducing NPLs as set down in its initial plans. Also, it is progressing steadily toward meeting its planned goal of bringing its outstanding balance of NPL down to the mid-two trillion yen range, or an NPL ratio in the range of 3%, by the end of fiscal 2004. In order to achieve the goal, the group continues its efforts to make the most of its financial subsidiaries specialized in corporate revitalization and to remove NPLs from its balance sheet.

○ Management of Loans

Credit Ratings

A 16-grade unified credit rating system is one of the most important elements of MHCB and MHBK 's risk management infrastructure (MHTB has also adopted this system starting in the fiscal year beginning April 2004).

In principle, credit ratings apply to all borrowers and are subject to regular reviews at least once a year to promptly reflect their term-end corporate results, as well as to special reviews required whenever a borrower's credit standing changes. This enables the group to monitor both individual borrowers and the status of the overall portfolio in a timely fashion. Since credit ratings are a primary phase of the self-assessment process described below, they are linked to the obligor classifications used in the self-assessment of assets.

Self-Assessment of Assets

Self-assessment of assets is one of the credit risk management measures that enables the group to ascertain actual asset status for the preparation for appropriate write-offs and provisions based on accounting principles.

Specifically, borrowers are categorized into five obligor classifications according to creditworthiness, then assets are classified into four categories according to asset recovery risk and risk of impairment (please refer to the Definition of Obligor Classifications and Definition of Categories of Self-Assessment on the next page for details).

Write-Offs and Reserves

Write-offs and reserves are made according to obligor classifications and asset categories on the basis of results of the self-assessment.

The results of write-offs and reserves at the end of March 2004 are described on page 69.

Definition of Obligor Classifications and Definition of Categories of Self-Assessment

<table>
<tr><th></th><th>Definition of Obligor Classifications</th><th>Category I
(Non-Categorized)</th><th>Category II</th><th>Category III</th><th>Category IV
(Non-Collateralized)</th></tr>
<tr><td>Normal Obligors</td><td>Obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.</td><td>All credit given to Normal Obligors.</td><td></td><td rowspan="2"></td><td rowspan="3"></td></tr>
<tr><td>Watch Obligors</td><td>Obligors who require close watching going forward because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.</td><td rowspan="4">Credit to obligors which has pledged collateral or is covered by guarantees, considered of high quality, such as deposit collateral.</td><td>Credit given to Watch Obligors other than those included in Category I.</td></tr>
<tr><td>Intensive Control Obligors</td><td>Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).</td><td rowspan="3">Credit to obligors which is covered by general collateral, such as real estate and guarantees.</td><td>Credit given to Intensive Control Obligors other than those included in Category I and Category II.</td></tr>
<tr><td>Substantially Bankrupt Obligors</td><td>Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.</td><td rowspan="2">The difference between the assessed value and market value of collateral on credit to Bankrupt and Substantially Bankrupt Obligors (i.e., the portion of loans for which final collection problems or losses are anticipated).</td><td rowspan="2">Credit to Bankrupt and Substantially Bankrupt Obligors, other than those in Category I, Category II and Category III (credit that is judged to be unrecoverable or without value).</td></tr>
<tr><td>Bankrupt Obligors</td><td>Obligors who have already gone bankrupt, from both a legal and/or formal perspective.</td></tr>
</table>

Method for Write-Offs and Reserves

<table>
<tr><td>Normal Obligors</td><td>Calculate the value of estimated loss based on the probability of failure over the coming year for loans by credit rating and appropriate it for the General Reserve for Possible Losses on Loans.</td></tr>
<tr><td>Watch Obligors</td><td>Calculate the estimated loss on loans based on the probability of failure over the next three years and appropriate it for the General Reserve for Possible Losses on Loans. Further, in regards to Special Attention Obligors, for obligors with large claims more than a certain amount, if the cash flow from the return of principal and interest payments can reasonably be estimated, set up a reserve under the DCF method.</td></tr>
<tr><td>Intensive Control Obligors</td><td>Provide an amount for Specific Reserve for Possible Losses on Loans as calculated by one of the following methods after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims: a) an amount calculated based on the overall ability of the borrower to pay, or b) the estimated loss calculated on the basis of the balance and the probability of failure over the next three years.
Further, for obligors with large claims more than a certain amount, if the cash flow from the return of principal and interest payments can reasonably be estimated, set up a reserve under the DCF method.</td></tr>
<tr><td>Substantially Bankrupt Obligors</td><td rowspan="2">Provide the entire balance after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims for Specific Reserve for Possible Losses on Loans, or write-off the entire balance.</td></tr>
<tr><td>Bankrupt Obligors</td></tr>
</table>

Improvement of Asset Quality

○ Credit Management

Credit Operations Standard

The Credit Operations Standard stipulates the basic stance for all senior executive officers and employees of the group engaged in credit operations. Fundamental credit operations policies are determined therein in light of the appropriate public and social roles of the bank, including social principles, safety principles, growth principles and earnings principles.

Credit Examination

In order to improve the quality of assets, it is extremely important to manage credit on a daily basis so as to prevent the occurrence of NPLs.

Basically each business promotion division and branch responsible is to conduct an impartial analysis and examination of each credit application separately, and matters that exceed the authority of the division or branch general manager are to be examined by head office credit divisions. Industry-specific, customer size-specific and region-specific credit divisions have been established, and they are able to promptly conduct specialized examinations depending on the characteristics of the customer and market, and provide business promotion divisions and branches with appropriate advice.

From the point of view of preventing the occurrence of new NPLs, particularly where there is a low credit rating indicating high downside risk, the business promotion division and branch work jointly with the credit divisions to clarify credit policy, and at the same time, work to provide support for the early revitalization of the customer.

○ Treatment of NPLs

Centralized management of recovery and final disposal of NPLs by a specialized division facilitate continued efforts to revitalize corporations and collect debts through a disposal of collateral.

The division works to strengthen management and collection systems and realize efficient and expeditious disposals by utilizing schemes for corporate revitalization including transfer of business and M&A, bulk sales of NPLs and working with the RCC (Resolution and Collection Corporation).

Mizuho Saiken Kaishu Co., Ltd., a servicer of the group, mainly collects NPLs for the group banks and affiliated companies, and the group intends to gradually expand the scope of collection services in the future and to consider accepting requests from non-group entities.

○ Activities in Corporate Revitalization

The group considers support for corporate revitalization to be an important mission for a financial institution, and it is doing its utmost as a group to provide that.

In May 2003, Mizuho announced its Corporate Revitalization Project, a comprehensive effort of the group to support corporate revitalization. The Three Banks transferred their loans and stocks of the customers in need of revitalization/restructuring to their financial subsidiaries for corporate revitalization, and established an advisory company for corporate revitalization that possesses a high level of financial expertise. As a result, the group has made steady progress in corporate revitalization by offering corporate revitalization schemes backed by a combination of internal and external know-how in such areas as M&As, transfer of operations and corporate reconstruction though corporate splits.

○ Status of Disclosed Claims under the Financial Reconstruction Law (FRL)

Disclosed Claims under the FRL (Consolidated)

(Consolidated)

Billions of yen

At March 31,	2004	2003	Change
Claims against Bankrupt and Substantially Baunkrupt Obligors	¥ 466.1	¥ 680.1	¥ (214.0)
Claims with Collection Risk	1,084.1	1,300.7	(216.6)
Claims for Special Attention	1,719.4	2,883.6	(1,164.2)
Total	**¥ 3,269.7**	**¥ 4,864.6**	**¥ (1,594.9)**

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2004	2003	Change
Amount of Partial Direct Write-offs	¥ 1,379.0	¥ 1,832.8	¥ (453.7)

(Trust Accounts)

Billions of yen

At March 31,	2004	2003	Change
Claims against Bankrupt and Substantially Baunkrupt Obligors	¥ 4.2	¥ 11.1	¥ (6.9)
Claims with Collection Risk	3.8	5.4	(1.6)
Claims for Special Attention	15.5	24.9	(9.3)
Total	**¥ 23.6**	**¥ 41.5**	**¥ (17.9)**

(Consolidated and Trust Accounts)

Billions of yen

At March 31,	2004	2003	Change
Claims against Bankrupt and Substantially Baunkrupt Obligors	¥ 470.3	¥ 691.3	¥ (220.9)
Claims with Collection Risk	1,087.9	1,306.2	(218.2)
Claims for Special Attention	1,735.0	2,908.6	(1,173.6)
Total	**¥ 3,293.3**	**¥ 4,906.1**	**¥ (1,612.8)**

Improvement of Asset Quality

Disclosed Claims under the FRL (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2004	2003	Change
Claims against Bankrupt and Substantially Baunkrupt Obligors	¥ 435.9	¥ 615.1	¥ (179.1)
Claims with Collection Risk	1,032.8	1,265.0	(232.2)
Claims for Special Attention	1,722.2	2,905.7	(1,183.5)
Subtotal	**3,191.0**	**4,785.9**	**(1,594.9)**
Normal Claims	69,313.7	71,298.9	(1,985.1)
Total	**¥ 72,504.7**	**¥ 76,084.8**	**¥ (3,580.0)**

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2004	2003	Change
Amount of Partial Direct Write-offs	¥ 1,176.1	¥ 1,586.0	¥ (409.9)

Ratio of Disclosed Claims under the FRL (the Three Banks) (Banking Accounts and Trust Accounts)

At March 31,	2004	2003	Change
Claims against Bankrupt and Substantially Baunkrupt Obligors	0.60%	0.80%	(0.20)%
Claims with Collection Risk	1.42	1.66	(0.23)
Claims for Special Attention	2.37	3.81	(1.44)
Subtotal	**4.40**	**6.29**	**(1.88)**
Normal Claims	95.59	93.70	1.88
Total	**100.00%**	**100.00%**	/

Disclosed Claims under the FRL and Coverage Amount (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2004	2003	Change
Claims against Bankrupt and Substantially Baunkrupt Obligors	**¥ 431.7**	**¥ 603.9**	**¥ (172.2)**
Collateral, Guarantees, and equivalent	389.6	525.9	(136.2)
Reserve for Possible Losses	42.0	77.9	(35.9)
Claims with Collection Risk	**1,028.9**	**1,259.6**	**(230.6)**
Collateral, Guarantees, and equivalent	409.9	573.5	(163.6)
Reserve for Possible Losses	488.8	511.4	(22.5)
Claims for Special Attention	**1,706.6**	**2,880.8**	**(1,174.1)**
Collateral, Guarantees, and equivalent	726.5	1,051.5	(324.9)
Reserve for Possible Losses	406.8	694.7	(287.8)
Total	**¥ 3,167.3**	**¥ 4,744.4**	**¥ (1,577.0)**
Collateral, Guarantees, and equivalent	1,526.2	2,151.0	(624.8)
Reserve for Possible Losses	937.8	1,284.1	(346.3)

Status of Coverage on Disclosed Claims under the FRL (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2004	2003	Change
Coverage Amount	¥ 2,464.0	¥ 3,435.2	¥ (971.2)
Reserve for Possible Losses on Loans	937.8	1,261.3	(323.5)
Reserve for Possible Losses on Support of Specific Borrowers	—	22.8	(22.8)
Collateral, Guarantees, and equivalent	1,526.2	2,151.0	(624.8)
Coverage Ratio (after Partial Direct Write-offs of Category IV Loans)	77.7%	72.4%	5.3%
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	100.0	—
Claims with Collection Risk	87.3	86.1	1.2
Claims for Special Attention	66.4	60.6	5.7
Reserve Ratio against Non-collateralized Claims			
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0%	100.0%	—%
Claims with Collection Risk	78.9	74.5	4.4
Claims for Special Attention	41.5	37.9	3.5
(Reserve Ratio regarding Total Claims for Special Attention)	23.8	24.1	(0.2)
Reserve Ratio regarding Other Claims			
Claims against Watch Obligors excluding Claims against Special Attention Obligors	10.38%	7.53%	2.84%
Normal Claims	0.13	0.15	(0.01)

Improvement of Asset Quality

○ Status of Non-Accrual, Past Due & Restructured Loans (Consolidated)

(Consolidated)

Non-Accrual, Past Due & Restructured Loans (After Partial Direct Write-offs of Category IV Loans)

Billions of yen

At March 31,	2004	2003	Change
Loans to Bankrupt Obligors	¥ 177.8	¥ 288.6	¥ (110.8)
Non-Accrual Delinquent Loans	1,284.0	1,598.5	(314.5)
Loans Past Due for 3 Months or More	24.9	50.6	(25.7)
Restructured Loans	1,694.2	2,832.0	(1,137.7)
Total	¥ 3,181.1	¥ 4,769.9	¥ (1,588.8)

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2004	2003	Change
Amount of Partial Direct Write-offs	¥ 1,353.2	¥ 1,767.7	¥ (414.5)

Ratio to Total Loans (After Partial Direct Write-offs of Category IV Loans)

At March 31,	2004	2003	Change
Loans to Bankrupt Obligors	0.26%	0.41%	(0.14)%
Non-Accrual Delinquent Loans	1.93	2.30	(0.37)
Loans Past Due for 3 Months or More	0.03	0.07	(0.03)
Restructured Loans	2.55	4.09	(1.53)
Non-Accrual, Past Due & Restructured Loans / Total Loans	4.80%	6.89%	(2.08)%

Status of Reserves for Possible Losses on Loans

Billions of yen

At March 31,	2004	2003	Change
Reserves for Possible Losses on Loans (After Partial Direct Write-offs of Category IV Loans)	¥ 1,850.5	¥ 2,211.3	¥ (360.7)
General Reserve for Possible Losses on Loans	1,175.8	1,515.4	(339.5)
Specific Reserve for Possible Losses on Loans	666.2	678.5	(12.3)
Reserve for Possible Losses on Loans to Restructuring Countries	8.4	17.3	(8.9)
Reserve for Possible Losses on Loans Sold	—	25.5	(25.5)

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2004	2003	Change
Amount of Partial Direct Write-offs	¥ 1,379.6	¥ 1,832.9	¥ (453.2)

Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

At March 31,	2004	2003	Change
After Partial Direct Write-offs of Category IV Loans	58.17%	46.36%	11.81%

Note: Reserve Ratio = (Reserve for Possible Losses on Loans + Reserve for Possible Losses on Support of Specific Borrowers) / Total Non-Accrual, Past Due & Restructured Loans.

(Trust Accounts)

Non-Accrual, Past Due & Restructured Loans

Billions of yen

At March 31,	2004	2003	Change
Loans to Bankrupt Obligors	¥ 2.0	¥ 5.1	¥ (3.1)
Non-Accrual Delinquent Loans	6.1	12.5	(6.4)
Loans Past Due for 3 Months or More	0.2	0.7	(0.4)
Restructured Loans	15.2	23.0	(7.7)
Total	**¥ 23.6**	**¥ 41.5**	**¥ (17.9)**

Ratio to Total Loans

At March 31,	2004	2003	Change
Loans to Bankrupt Obligors	0.34%	0.71%	(0.36)%
Non-Accrual Delinquent Loans	1.04	1.73	(0.69)
Loans Past Due for 3 Months or More	0.04	0.10	(0.06)
Restructured Loans	2.62	3.18	(0.55)
Non-Accrual, Past Due & Restructured Loans / Total Loans	**4.06%**	**5.74%**	**(1.67)%**

(Consolidated and Trust Accounts)

Non-Accrual, Past Due & Restructured Loans (After Partial Direct Write-offs of Category IV Loans)

Billions of yen

At March 31,	2004	2003	Change
Loans to Bankrupt Obligors	¥ 179.9	¥ 293.8	¥ (113.9)
Non-Accrual Delinquent Loans	1,290.1	1,611.1	(320.9)
Loans Past Due for 3 Months or More	25.1	51.4	(26.2)
Restructured Loans	1,709.5	2,855.1	(1,145.5)
Total	**¥ 3,204.7**	**¥ 4,811.4**	**¥ (1,606.7)**

Ratio to Total Loans (After Partial Direct Write-offs of Category IV Loans)

At March 31,	2004	2003	Change
Loans to Bankrupt Obligors	0.26%	0.42%	(0.15)%
Non-Accrual Delinquent Loans	1.93	2.30	(0.37)
Loans Past Due for 3 Months or More	0.03	0.07	(0.03)
Restructured Loans	2.55	4.08	(1.52)
Non-Accrual, Past Due & Restructured Loans / Total Loans	**4.79%**	**6.88%**	**(2.08)%**

Improvement of Asset Quality

○ Status of Non-Accrual, Past Due & Restructured Loans (the Three Banks)

(Banking Accounts and Trust Accounts)

Non-Accrual, Past Due & Restructured Loans (After Partial Direct Write-offs of Category IV Loans)

Billions of yen

At March 31,	2004	2003	Change
Loans to Bankrupt Obligors	¥ 173.3	¥ 278.1	¥ (104.8)
Non-Accrual Delinquent Loans	1,221.8	1,528.5	(306.7)
Loans Past Due for 3 Months or More	25.1	50.1	(24.9)
Restructured Loans	1,696.7	2,853.5	(1,156.7)
Total	¥ 3,117.0	¥ 4,710.3	¥ (1,593.3)

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2004	2003	Change
Amount of Partial Direct Write-offs	¥ 1,152.5	¥ 1,528.2	¥ (375.7)

Ratio to Total Loans (After Partial Direct Write-offs of Category IV Loans)

At March 31,	2004	2003	Change
Loans to Bankrupt Obligors	0.25%	0.39%	(0.13)%
Non-Accrual Delinquent Loans	1.83	2.19	(0.36)
Loans Past Due for 3 Months or More	0.03	0.07	(0.03)
Restructured Loans	2.54	4.09	(1.55)
Non-Accrual, Past Due & Restructured Loans / Total Loans	4.67%	6.76%	(2.09)%

Status of Reserves for Possible Losses on Loans

Billions of yen

At March 31,	2004	2003	Change
Reserve for Possible Losses on Loans (After Partial Direct Write-offs of Category IV Loans)	¥ 1,653.5	¥ 1,969.0	¥ (315.4)
General Reserve for Possible Losses on Loans	1,109.3	1,273.0	(163.6)
Specific Reserve for Possible Losses on Loans	535.7	678.6	(142.8)
Reserve for Possible Losses on Loans to Restructuring Countries	8.4	17.3	(8.9)
Reserve for Possible Losses on Support of Specific Borrowers	—	27.0	(27.0)
Reserve for Possible Losses on Loans Sold	—	25.5	(25.5)

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2004	2003	Change
Amount of Partial Direct Write-offs	¥ 1,176.6	¥ 1,587.3	¥ (410.7)

Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

At March 31,	2004	2003	Change
After Partial Direct Write-offs of Category IV Loans	53.45%	42.75%	10.70%

Note: Reserve Ratio = (Reserve for Possible Losses on Loans + Reserve for Possible Losses on Support of Specific Borrowers) / Total Non-Accrual, Past Due & Restructured Loans.

○ Status of Loans by Industry

Outstanding Loans by Industry (Consolidated)

Billions of yen

At March 31,	2004 Outstanding Balance	2004 Composition	2003 Outstanding Balance	2003 Composition	Change Outstanding Balance	Change Composition
Domestic Total (excluding Loans Booked Offshore)	**¥ 62,071.4**	**100.00%**	**¥ 63,201.9**	**100.00%**	**¥ (1,130.4)**	/
Manufacturing	8,759.8	14.11	9,380.0	14.84	(620.2)	(0.73)%
Agriculture	55.1	0.09	67.5	0.11	(12.4)	(0.02)
Forestry	1.9	0.00	3.0	0.00	(1.1)	0.00
Fishery	8.3	0.01	9.8	0.02	(1.4)	(0.01)
Mining	123.7	0.20	124.0	0.20	(0.3)	0.00
Construction	1,939.6	3.12	2,173.6	3.44	(234.0)	(0.32)
Utilities	943.9	1.52	931.9	1.47	11.9	0.05
Communication	1,101.3	1.78	1,125.9	1.78	(24.5)	0.00
Transportation	3,066.8	4.94	2,977.7	4.71	89.0	0.23
Wholesale & Retail	7,824.2	12.61	8,171.1	12.93	(346.8)	(0.32)
Finance & Insurance	6,885.8	11.09	6,911.2	10.94	(25.4)	0.15
Real Estate	6,862.0	11.06	7,206.8	11.40	(344.7)	(0.34)
Service Industries	10,299.9	16.59	10,167.2	16.09	132.7	0.50
Local Government	365.0	0.59	271.8	0.43	93.2	0.16
Other	13,833.7	22.29	13,679.7	21.64	153.9	0.65
Overseas Total (including Loans Booked Offshore)	**4,134.4**	**100.00**	**6,008.1**	**100.00**	**(1,873.6)**	/
Governments	148.0	3.58	200.4	3.34	(52.3)	0.24
Financial Institutions	367.3	8.89	512.0	8.52	(144.7)	0.37
Other	3,618.9	87.53	5,295.5	88.14	(1,676.6)	(0.61)
Total	**¥ 66,205.8**	/	**¥ 69,210.0**	/	**¥ (3,004.1)**	/

Note: Domestic Total = MHFG and its domestic consolidated subsidiaries (excluding their overseas offices).
Overseas Total = Overseas offices of MHFG's domestic consolidated subsidiaries and MHFG's overseas consolidated subsidiaries.

Outstanding Loans by Industry (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2004 Outstanding Balance	2004 Composition	2003 Outstanding Balance	2003 Composition	Change Outstanding Balance	Change Composition
Domestic Total (excluding Loans Booked Offshore)	**¥ 63,570.9**	**100.00%**	**¥ 64,974.3**	**100.00%**	**¥ (1,403.3)**	/
Manufacturing	8,860.3	13.94	9,595.0	14.77	(734.7)	(0.83)%
Agriculture	55.1	0.09	67.5	0.10	(12.4)	(0.01)
Forestry	1.9	0.00	3.0	0.00	(1.1)	0.00
Fishery	8.8	0.01	10.4	0.02	(1.5)	(0.01)
Mining	125.8	0.20	128.5	0.20	(2.6)	0.00
Construction	1,963.0	3.09	2,211.5	3.40	(248.4)	(0.31)
Utilities	1,031.4	1.62	1,044.7	1.61	(13.3)	0.01
Communication	1,111.3	1.75	1,252.7	1.93	(141.3)	(0.18)
Transportation	3,151.1	4.96	3,111.8	4.79	39.2	0.17
Wholesale & Retail	7,834.7	12.33	8,201.0	12.62	(366.3)	(0.29)
Finance & Insurance	7,445.7	11.71	7,484.4	11.52	(38.6)	0.19
Real Estate	6,931.2	10.90	7,316.6	11.26	(385.3)	(0.36)
Service Industries	10,368.7	16.31	10,292.9	15.84	75.7	0.47
Local Government	413.3	0.65	323.8	0.50	89.5	0.15
Other	14,267.8	22.44	13,929.7	21.44	338.1	1.00
Overseas Total (including Loans Booked Offshore)	**3,815.2**	**100.00**	**5,516.3**	**100.00**	**(1,701.1)**	/
Governments	143.9	3.77	172.0	3.12	(28.1)	0.65
Financial Institutions	401.2	10.52	517.3	9.38	(116.0)	1.14
Other	3,270.0	85.71	4,826.9	87.50	(1,556.9)	(1.79)
Total	**¥ 67,386.2**	/	**¥ 70,490.7**	/	**¥ (3,104.4)**	/

Improvement of Asset Quality

Disclosed Claims under the FRL by Industry and Coverage Ratio (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2004 Disclosed Claims under the FRL	2004 Coverage on Disclosed Claims under the FRL	2003 Disclosed Claims under the FRL	2003 Coverage on Disclosed Claims under the FRL	Change Disclosed Claims under the FRL	Change Coverage on Disclosed Claims under the FRL
Domestic Total (excluding Loans Booked Offshore)	**¥ 3,057.8**	**78.0%**	**¥ 4,367.2**	**72.9%**	**¥ (1,309.4)**	**5.0%**
Manufacturing	517.8	85.3	702.5	71.6	(184.7)	13.6
Agriculture	2.6	97.2	2.2	90.3	0.3	6.9
Forestry	0.2	50.7	0.4	82.6	(0.2)	(31.8)
Fishery	2.2	92.0	2.5	93.3	(0.3)	(1.2)
Mining	0.8	99.3	3.5	111.9	(2.6)	(12.6)
Construction	194.2	68.4	407.6	77.2	(213.3)	(8.8)
Utilities	1.2	93.7	11.6	96.9	(10.4)	(3.1)
Communication	34.9	76.3	33.1	79.5	1.8	(3.1)
Transportation	56.0	72.7	105.8	77.4	(49.7)	(4.6)
Wholesale & Retail	846.2	77.9	993.9	69.3	(147.7)	8.6
Finance & Insurance	55.9	54.0	183.3	55.0	(127.4)	(0.9)
Real Estate	502.3	82.4	865.7	76.5	(363.4)	5.9
Service Industries	480.5	67.8	674.1	70.1	(193.6)	(2.3)
Local Government	—	—	0.3	66.5	(0.3)	(66.5)
Other	362.4	84.4	379.9	82.4	(17.4)	1.9
Overseas Total (including Loans Booked Offshore)	**133.1**	**74.1**	**418.6**	**68.0**	**(285.4)**	**6.1**
Governments	10.7	25.4	12.2	32.1	(1.4)	(6.7)
Financial Institutions	1.0	83.3	2.0	64.3	(1.0)	18.9
Other	121.3	78.4	404.4	69.1	(283.0)	9.2
Total	**¥ 3,191.0**	**77.7%**	**¥ 4,785.9**	**72.4%**	**¥ (1,594.9)**	**5.3%**

Non-Accrual, Past Due and Restructured Loans by Industry (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2004	2003	Change
Domestic Total (excluding Loans Booked Offshore)	**¥ 2,988.8**	**¥ 4,322.1**	**¥ (1,333.2)**
Manufacturing	515.7	681.5	(165.8)
Agriculture	2.6	2.2	0.3
Forestry	0.2	0.4	(0.2)
Fishery	2.2	2.5	(0.3)
Mining	0.3	2.9	(2.6)
Construction	174.5	402.6	(228.0)
Utilities	0.4	10.8	(10.3)
Communication	32.2	31.9	0.3
Transportation	55.8	105.5	(49.6)
Wholesale & Retail	829.3	989.3	(160.0)
Finance & Insurance	55.8	183.2	(127.3)
Real Estate	500.4	861.6	(361.1)
Service Industries	474.9	667.4	(192.5)
Local Government	—	0.3	(0.3)
Other	343.9	379.3	(35.4)
Overseas Total (including Loans Booked Offshore)	**128.1**	**388.2**	**(260.0)**
Governments	10.7	12.2	(1.4)
Financial Institutions	0.3	1.2	(0.8)
Other	117.0	374.7	(257.7)
Total	**¥ 3,117.0**	**¥ 4,710.3**	**¥ (1,593.3)**

○ Status of Loans by Nationality of Borrowers

Loans to Foreign Governments, and equivalent, by Country (Consolidated)

At March 31,	2004 (Billions of yen)
Indonesia	¥ 51.0
Others (5 Countries)	0.3
Total	¥ 51.4
(Ratio to Total Assets)	(0.03%)

At March 31,	2003 (Billions of yen)
Indonesia	¥ 73.6
Others (7 Countries)	4.6
Total	¥ 78.2
(Ratio to Total Assets)	(0.05%)

Note: Listed are loans to the government and related agents in restructuring countries for which Reserves for Possible Losses on Loans to Restructuring Countries are accounted as stipulated under JICPA Banking Audit Committee Report No. 4.

Balance of Loans to Restructuring Countries (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen, Number of Countries

At March 31,	2004	2003	Change
Loan Amount	¥ 54.9	¥ 97.1	¥ (42.1)
Number of Restructuring Countries	6	8	(2)

Notes: 1. Loans are subject to Reserve for Possible Losses on Loans to Restructuring Countries under JICPA Banking Audit Commitee Report No. 4.

2. "Number of Restructuring Countries" indicates the number of the countries whose loans are subject to the above Reserves and are accounted for on the balance sheets of the Three Banks.

Status of Loans by Nationality of Borrowers (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	2004		2003		Change	
At March 31,	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	¥ 1,159.3	¥ 40.5	¥ 1,348.1	¥ 82.7	¥ (188.7)	¥ (42.2)
China	199.3	2.4	203.7	6.1	(4.3)	(3.6)
Hong Kong	198.2	2.5	260.1	4.1	(61.9)	(1.6)
Thailand	195.5	10.1	227.6	21.1	(32.1)	(10.9)
Singapore	137.4	3.0	161.8	4.1	(24.4)	(1.0)
Republic of Korea	99.1	0.0	112.9	0.6	(13.8)	(0.6)
Indonesia	82.2	15.9	121.7	40.0	(39.4)	(24.1)
Central and South America	775.9	5.7	883.2	39.0	(107.2)	(33.2)
Mexico	53.4	—	63.1	—	(9.7)	—
Brazil	35.6	0.8	44.4	1.2	(8.8)	(0.3)
Argentina	7.5	1.5	15.0	6.1	(7.4)	(4.6)
North America	1,641.3	150.8	2,664.2	268.0	(1,022.8)	(117.2)
Eastern Europe	29.4	0.9	64.0	3.3	(34.6)	(2.3)
Western Europe	815.9	20.5	966.7	18.7	(150.8)	1.8
Other	379.5	7.4	452.5	32.5	(73.0)	(25.1)
Total	¥ 4,801.6	¥ 226.0	¥ 6,378.9	¥ 444.5	(1,577.3)	(218.4)

Improvement of Asset Quality

○ Results of Removal of NPLs from the Balance Sheet

Outstanding Balances of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL) (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	At September 30, 2000	At March 31, 2001	At September 30, 2001	At March 31, 2002	At September 30, 2002	At March 31, 2003	At September 30, 2003 (a)	At March 31, 2004 (b)	Change (b)-(a)
Amount Categorized as Problem Assets before September 30, 2000	¥ 2,718.7	¥ 1,912.3	¥ 1,510.4	¥ 864.2	¥ 622.5	¥ 155.6	¥ 109.0	¥ 63.4	¥ (45.6)
of which the amount in the process of being removed from the balance sheet					265.6	103.8	73.2	45.0	(28.2)
Claims against Bankrupt and Substantially Bankrupt Obligors	1,183.9	755.3	697.6	438.5	342.7	112.9	78.9	49.8	(29.0)
Claims with Collection Risk	1,534.7	1,157.0	812.7	425.6	279.7	42.7	30.1	13.5	(16.5)
Amount Newly Categorized as Problem Assets during the Second Half of Fiscal 2000		700.8	494.6	322.1	255.9	104.5	67.8	39.2	(28.6)
of which the amount in the process of being removed from the balance sheet					49.1	25.8	17.9	12.6	(5.2)
Claims against Bankrupt and Substantially Bankrupt Obligors		150.1	81.1	95.6	67.2	34.4	24.9	13.3	(11.5)
Claims with Collection Risk		550.6	413.5	226.4	188.6	70.0	42.9	25.9	(17.0)
Amount Newly Categorized as Problem Assets during the First Half of Fiscal 2001			1,385.0	927.3	727.4	347.5	278.7	158.6	(120.0)
of which the amount in the process of being removed from the balance sheet					199.7	136.4	125.5	75.2	(50.3)
Claims against Bankrupt and Substantially Bankrupt Obligors			261.8	277.9	230.1	183.6	157.5	85.3	(72.1)
Claims with Collection Risk			1,123.1	649.3	497.3	163.9	121.1	73.2	(47.8)
Amount Newly Categorized as Problem Assets during the Second Half of Fiscal 2001				1,236.6	664.4	236.4	168.7	89.4	(79.3)
of which the amount in the process of being removed from the balance sheet					165.4	88.8	61.1	33.8	(27.2)
Claims against Bankrupt and Substantially Bankrupt Obligors				313.3	172.8	124.7	90.1	56.8	(33.3)
Claims with Collection Risk				923.3	491.6	111.7	78.5	32.5	(46.0)
Amount Newly Categorized as Problem Assets during the First Half of Fiscal 2002					589.1	226.5	149.2	78.9	(70.2)
of which the amount in the process of being removed from the balance sheet					71.8	44.8	45.9	27.3	(18.5)
Claims against Bankrupt and Substantially Bankrupt Obligors					85.0	70.2	69.0	31.4	(37.5)
Claims with Collection Risk					504.0	156.2	80.2	47.5	(32.7)
Amount Newly Categorized as Problem Assets during the Second Half of Fiscal 2002						809.5	603.5	321.0	(282.5)
of which the amount in the process of being removed from the balance sheet						57.0	74.0	45.2	(28.8)
Claims against Bankrupt and Substantially Bankrupt Obligors						89.1	82.1	83.4	1.3
Claims with Collection Risk						720.3	521.4	237.6	(283.8)
Amount Newly Categorized as Problem Assets during the First Half of Fiscal 2003							390.3	192.0	(198.2)
of which the amount in the process of being removed from the balance sheet							40.9	23.4	(17.4)
Claims against Bankrupt and Substantially Bankrupt Obligors							45.7	28.1	(17.6)
Claims with Collection Risk							344.5	163.9	(180.6)
Amount Newly Categorized as Problem Assets during the Second Half of Fiscal 2003								525.9	525.9
of which the amount in the process of being removed from the balance sheet								83.7	83.7
Claims against Bankrupt and Substantially Bankrupt Obligors								87.3	87.3
Claims with Collection Risk								438.5	438.5
Total	¥ 2,718.7	¥ 2,613.2	¥ 3,390.1	¥ 3,350.3	¥ 2,859.6	¥ 1,880.2	¥ 1,767.6	¥ 1,468.7	¥ (298.8)
of which the amount in the process of being removed from the balance sheet					751.8	456.9	438.8	346.6	(92.1)
Claims against Bankrupt and Substantially Bankrupt Obligors	1,183.9	905.4	1,040.6	1,125.5	898.1	615.1	548.6	435.9	(112.6)
Claims with Collection Risk	1,534.7	1,707.7	2,349.5	2,224.8	1,961.4	1,265.0	1,218.9	1,032.8	(186.1)

Progress in Removal of Problem Assets from the Balance Sheet (Accumulated Removal Amount and Removal Ratio) (the Three Banks) (Banking Accounts and Trust Accounts)

	Amount	Balance at March 31, 2004	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio	Target of the Emergency Economic Policy Package
	Billions of yen					
As of September 30, 2000	¥ 2,718.7	¥ 63.4	¥ 2,655.3	97.6%	99.3%	Almost Completed
Second Half of Fiscal 2000	700.8	39.2	661.6	94.3	96.2	Almost Completed
First Half of Fiscal 2001	1,385.0	158.6	1,226.3	88.5	93.9	more than 80%
Second Half of Fiscal 2001	1,236.6	89.4	1,147.2	92.7	95.5	more than 80%
First Half of Fiscal 2002	589.1	78.9	510.1	86.5	91.2	more than 50%
Second Half of Fiscal 2002	809.5	321.0	488.4	60.3	65.9	more than 50%
First Half of Fiscal 2003	390.3	192.0	198.2	50.7	56.7	/
Second Half of Fiscal 2003	525.9	525.9	/	/	/	/
Total	**¥ 8,356.1**	**¥ 1,468.7**	/	/	/	/

Note: Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

Under the government's Emergency Economic Policy Package announced in April 2001, major banks are required to remove Claims against Intensive Control Obligors or worse (under the FRL, Claims with Collection Risk or worse claims) from their balance sheets by the end of March 2003 for claims originated before the first half of 2000. For new claims, half are required to be removed within one year, 80% within two years and complete removal is required within three years.

Therefore, the group has proceeded with thorough collection and final disposal of NPLs as well as improvement of classifications by corporate revitalization.

The results of removal were approximately ¥1.3 trillion in fiscal 2003. As a result, based on the Emergency Economic Policy Package, the removal ratio for loans due for disposal by the end of March 2004 has reached 96%, including the amount which was in the process of being removed from the balance sheet, and removal from the balance sheet is complete.

The group surpassed its targets for the first two consecutive fiscal years by a significant amount, and it continues to take aggressive measures to accelerate the final disposal of NPLs.

The group will steadily proceed with removal and reduce the balance of NPLs.

Improvement of Asset Quality

Breakdown of Reasons for Removal of Problem Assets from the Balance Sheet (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	Problem Assets Newly Categorized as Problem Assets							Amount Removed
	Accumulated as of September 30, 2000	Second Half of Fiscal 2000	First Half of Fiscal 2001	Second Half of Fiscal 2001	First Half of Fiscal 2002	Second Half of Fiscal 2002	First Half of Fiscal 2003	from BS in the Second Half of Fiscal 2003
Liquidation	¥ (71.9)	¥ (3.2)	¥ (20.7)	¥ (7.9)	¥ (15.9)	¥ (9.5)	¥ (0.2)	¥ (129.5)
Restructuring	(13.7)	(0.0)	(257.4)	(9.2)	(9.5)	(11.9)	(18.8)	(320.8)
Improvement in Business Performance due to Restructuring	(0.5)	—	(3.7)	—	—	(14.7)	(24.9)	(43.9)
Securitization	(83.7)	(37.1)	(68.0)	(52.0)	(52.5)	(84.5)	(33.8)	(411.9)
Direct Write-off	143.7	21.5	292.4	27.4	56.3	(9.8)	(12.0)	519.6
Other	(19.4)	(9.6)	(62.5)	(37.5)	(48.5)	(151.9)	(108.3)	(438.1)
Debt Recovery	(14.0)	(6.9)	(56.1)	(27.7)	(37.8)	(89.5)	(81.3)	(313.7)
Improvement in Business Performance	(5.3)	(2.6)	(6.3)	(9.8)	(10.7)	(62.3)	(27.0)	(124.4)
Total	**¥ (45.6)**	**¥ (28.6)**	**¥ (120.0)**	**¥ (79.3)**	**¥ (70.2)**	**¥ (282.5)**	**¥ (198.2)**	**¥ (824.7)**

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	Breakdown of Amount Removed							Accumulated
	Second Half of Fiscal 2000	First Half of Fiscal 2001	Second Half of Fiscal 2001	First Half of Fiscal 2002	Second Half of Fiscal 2002	First Half of Fiscal 2003	Second Half of Fiscal 2003	from Second Half of Fiscal 2000
Liquidation	¥ (229.4)	¥ (155.0)	¥ (173.0)	¥ (190.2)	¥ (214.5)	¥ (20.6)	¥ (129.5)	¥ (1,112.4)
Restructuring	(84.6)	(310.1)	(47.9)	(235.2)	(316.5)	(46.4)	(320.8)	(1,361.8)
Improvement in Business Performance due to Restructuring	/	(9.9)	(4.7)	(47.8)	(58.7)	(6.4)	(43.9)	(171.7)
Securitization	(170.5)	(259.0)	(312.0)	(237.9)	(1,658.1)	(116.0)	(411.9)	(3,165.6)
Direct Write-off	69.2	455.5	(98.3)	324.6	1,010.7	19.3	519.6	2,300.8
Other	(391.1)	(329.5)	(640.2)	(693.2)	(551.5)	(332.6)	(438.1)	(3,376.5)
Debt Recovery	/	(305.5)	(506.1)	(387.5)	(390.8)	(224.2)	(313.7)	/
Improvement in Business Performance	/	(23.9)	(134.0)	(305.7)	(160.7)	(108.3)	(124.4)	/
Total	**¥ (806.4)**	**¥ (608.0)**	**¥(1,276.4)**	**¥(1,079.8)**	**¥(1,788.8)**	**¥ (502.9)**	**¥ (824.7)**	**¥ (6,887.4)**

Write-offs of Loans (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2004	2003	Change
Write-offs of Loans	¥ 173.1	¥ 673.1	¥ (499.9)

Principal Amounts of NPLs Sold (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2004	2003	Change
Principal Amounts of NPLs Sold	¥ 548.1	¥ 2,033.6	¥ (1,485.4)
Sales of Loans to RCC	54.4	619.6	(565.2)
Other Sales	493.7	1,414.0	(920.2)

Note: RCC is the abbreviation for the Resolution and Collection Corporation.

Debt Forgiveness (the Three Banks) (Banking Accounts and Trust Accounts)

Number of Cases, Billions of yen

At March 31,	2004	2003	Change
Number of Cases of Forgiveness	22	22	—
Book Value	¥ 58.0	¥ 283.9	¥ (225.8)

Financial Data of Mizuho Financial Group, Inc.

Report of Independent Auditors

Shin Nihon & Co.

The Board of Directors
Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and consolidated subsidiaries (the "Company") as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and consolidated subsidiaries at March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Shin Nihon & Co.

Shin Nihon & Co.

June 25, 2004

Consolidated Financial Statements

Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars (Note 1)
At March 31,	2004	2003	2004
Assets			
Cash and Due from Banks (Notes 12 and 37)	¥ 6,813,510	¥ 7,849,717	$ 64,503,559
Call Loans and Bills Purchased	1,008,716	641,908	9,549,524
Receivables under Resale Agreements	4,392,105	3,736,424	41,580,098
Guarantee Deposit Paid under Securities Borrowing Transactions	7,970,608	6,297,721	75,457,815
Other Debt Purchased (Note 37)	835,573	1,209,540	7,910,376
Trading Assets (Notes 4, 12 and 37)	8,016,509	9,919,083	75,892,359
Money Held in Trust (Note 37)	27,863	33,540	263,788
Securities (Notes 5, 12 and 37)	32,071,624	23,816,574	303,622,311
Loans and Bills Discounted (Notes 6 and 12)	66,205,868	69,210,035	626,771,450
Foreign Exchange Assets (Notes 7 and 12)	608,792	720,519	5,763,441
Other Assets (Notes 8 and 12)	5,496,845	4,904,656	52,038,679
Premises and Equipment (Notes 9, 12 and 24)	1,143,807	1,632,851	10,828,438
Deferred Debenture Charges (Note 10)	446	1,041	4,229
Deferred Tax Assets (Note 34)	1,361,766	2,130,243	12,891,850
Customers' Liabilities for Acceptances and Guarantees (Note 23)	3,647,613	4,145,411	34,531,981
Reserves for Possible Losses on Loans (Note 11)	(1,850,586)	(2,211,366)	(17,519,517)
Reserve for Possible Losses on Investments	(975)	(5,156)	(9,238)
Total Assets	**¥ 137,750,091**	**¥ 134,032,747**	**$ 1,304,081,143**
Liabilities, Minority Interests and Shareholders' Equity			
Liabilities			
Deposits (Notes 12 and 13)	¥ 77,487,475	¥ 72,222,642	$ 733,574,510
Debentures (Note 14)	9,459,514	11,696,391	89,553,292
Call Money and Bills Sold (Notes 12 and 15)	8,680,595	11,185,809	82,179,259
Payables under Repurchase Agreements (Note 12)	8,031,106	8,209,283	76,030,550
Guarantee Deposit Received under Securities Lending Transactions (Note 12)	8,161,802	4,140,383	77,267,847
Commercial Paper (Note 16)	837,800	627,400	7,931,459
Trading Liabilities (Note 4)	6,070,833	6,278,262	57,472,630
Borrowed Money (Notes 12 and 17)	1,643,343	1,454,826	15,557,548
Foreign Exchange Liabilities (Note 7)	352,136	190,878	3,333,676
Short-term Bonds (Note 18)	180,000	—	1,704,061
Bonds and Notes (Note 19)	2,359,370	2,468,606	22,336,180
Bonds with Stock Options (Note 19)	—	3,858	—
Due to Trust Accounts	1,360,532	1,489,463	12,880,169
Other Liabilities (Notes 12 and 20)	4,406,174	5,526,554	41,713,288
Reserve for Bonus Payments	37,917	36,969	358,963
Reserve for Employee Retirement Benefits (Note 21)	31,979	26,562	302,747
Reserve for Possible Losses on Loans Sold	—	25,561	—
Reserve for Contingencies (Note 22)	132,739	141,124	1,256,643
Reserve under Special Laws (Note 22)	1,372	884	12,995
Deferred Tax Liabilities (Note 34)	28,792	4,276	272,579
Deferred Tax Liabilities for Revaluation Reserve for Land (Note 24)	158,467	258,515	1,500,211
Acceptances and Guarantees (Note 23)	3,647,613	4,145,411	34,531,981
Total Liabilities	**133,069,567**	**130,133,666**	**1,259,770,588**
Minority Interests	**1,036,127**	**1,038,013**	**9,809,031**
Shareholders' Equity			
Common Stock and Preferred Stock (Note 25)	1,540,965	1,540,965	14,588,327
Capital Surplus	1,262,526	2,599,552	11,952,344
Retained Earnings (Deficit)	462,594	(1,404,992)	4,379,388
Revaluation Reserve for Land, net of Taxes (Note 24)	231,739	380,120	2,193,878
Net Unrealized Gains (Losses) on Other Securities, net of Taxes (Note 37)	392,772	(24,600)	3,718,380
Foreign Currency Translation Adjustments	(112,067)	(95,786)	(1,060,942)
Treasury Stock	(134,134)	(134,190)	(1,269,851)
Total Shareholders' Equity	**3,644,396**	**2,861,066**	**34,501,524**
Total Liabilities, Minority Interests and Shareholders' Equity	**¥ 137,750,091**	**¥ 134,032,747**	**$ 1,304,081,143**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Financial Statements

Consolidated Statements of Operations

	Millions of yen		Thousands of U.S. dollars (Note 1)
For the Fiscal Years ended March 31,	2004	2003	2004
Income			
Interest Income (Note 26)	¥ 1,622,704	¥ 1,991,236	$ 15,362,157
Fiduciary Income	62,064	55,460	587,566
Fee and Commission Income	515,377	490,182	4,879,080
Trading Income (Note 27)	232,455	244,524	2,200,662
Other Operating Income (Note 28)	406,481	416,972	3,848,167
Other Income (Note 29)	503,872	243,434	4,770,168
Total Income	**3,342,957**	**3,441,810**	**31,647,800**
Expenses			
Interest Expenses (Note 26)	437,703	734,859	4,143,738
Fee and Commission Expenses	88,762	79,647	840,317
Trading Expenses	651	—	6,165
Other Operating Expenses (Note 30)	199,620	150,217	1,889,809
General and Administrative Expenses	1,125,905	1,237,641	10,658,959
Other Expenses (Note 31)	609,073	3,501,617	5,766,100
Total Expenses	**2,461,716**	**5,703,982**	**23,305,088**
Income (Loss) before Income Taxes and Minority Interests	**881,240**	**(2,262,172)**	**8,342,712**
Income Taxes:			
Current	28,055	22,288	265,604
Deferred	387,855	30,505	3,671,830
Minority Interests in Net Income (Loss)	58,347	62,205	552,376
Net Income (Loss)	**¥ 406,982**	**¥ (2,377,172)**	**$ 3,852,902**

Per Share of Common Stock

	Yen		U.S. dollars (Note 1)
At March 31,	2004	2003	2004
Shareholders' Equity	¥ 61,980.34	¥ (20,376.71)	$ 586.77
Net Income (Loss):			
Basic	36,153.27	(254,524.65)	342.26
Diluted	18,754.94	—	177.55
Cash Dividends	3,000.00	—	28.40

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Millions of yen

For the Fiscal Years ended March 31, 2004 and 2003	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings (Deficit)	Revaluation Reserve for Land	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Foreign Currency Translation Adjustments	Treasury Stock	Total Shareholders' Equity
Balance at April 1, 2002	**¥ 2,572,000**	**¥ 353,765**	**¥ 997,265**	**¥ 422,786**	**¥ (558,485)**	**¥ (69,121)**	**¥ (1,255)**	**¥ 3,716,954**
Transfer from Revaluation Reserve for Land	—	—	29,899	(29,899)	—	—	—	—
Effect of the Change in Foreign Exchange Rate	—	—	—	—	—	(26,665)	—	(26,665)
Net Change in Unrealized Gains (Losses) on Other Securities, net of Taxes	—	—	—	—	533,884	—	—	533,884
Transfer to Deferred Tax Liabilities Related to Land Revaluation	—	—	—	(12,766)	—	—	—	(12,766)
Cash Dividends	—	—	(54,985)	—	—	—	—	(54,985)
Bonuses to Directors and Statutory Auditors	—	—	(0)	—	—	—	—	(0)
Net Loss	—	—	(2,377,172)	—	—	—	—	(2,377,172)
Treasury Stock Transactions	—	—	—	—	—	—	(113)	(113)
Issuance of Preferred Stock	540,965	540,965	—	—	—	—	—	1,081,930
Effect of the Business Reorganization on March 12, 2003	(1,572,000)	1,704,822	—	—	—	—	(132,822)	—
Balance at March 31, 2003	¥ 1,540,965	¥ 2,599,552	¥(1,404,992)	¥ 380,120	¥ (24,600)	¥ (95,786)	¥(134,190)	¥ 2,861,066
Sale of Treasury Stock	—	269	—	—	—	—	56	325
Effect of the Change in Foreign Exchange Rate	—	—	—	—	—	(16,280)	—	(16,280)
Net Change in Unrealized Gains (Losses) on Other Securities, net of Taxes	—	—	—	—	417,373	—	—	417,373
Transfer from Revaluation Reserve for Land	—	—	145,456	(145,456)	—	—	—	—
Transfer to Deferred Tax Liabilities Related to Land Revaluation	—	—	—	(2,924)	—	—	—	(2,924)
Transfer to Retained Earnings	—	(1,337,295)	1,337,295	—	—	—	—	—
Cash Dividends	—	—	(22,147)	—	—	—	—	(22,147)
Net Income	—	—	406,982	—	—	—	—	406,982
Balance at March 31, 2004	**¥ 1,540,965**	**¥ 1,262,526**	**¥ 462,594**	**¥ 231,739**	**¥ 392,772**	**¥ (112,067)**	**¥ (134,134)**	**¥ 3,644,396**

Notes: 1. The balance of Capital Surplus at April 1, 2002 includes a decrease of ¥1,849,982 million arising from the corporate split and merger process of DKB, Fuji Bank and IBJ which took place on that date (the Combination and Reorganization).

2. The balance of Retained Earnings at April 1, 2002 includes an increase of ¥896,131 million arising from the corporate split and merger process of DKB, Fuji Bank and IBJ which took place on that date (the Combination and Reorganization).

Thousands of U.S. dollars (Note 1)

For the Fiscal Year ended March 31, 2004	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings (Deficit)	Revaluation Reserve for Land	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Foreign Currency Translation Adjustments	Treasury Stock	Total Shareholders' Equity
Balance at March 31, 2003	$ 14,588,327	$ 24,609,983	$(13,301,075)	$ 3,598,605	$ (232,897)	$ (906,816)	$(1,270,385)	$ 27,085,742
Sale of Treasury Stock	—	2,552	—	—	—	—	534	3,086
Effect of the Change in Foreign Exchange Rate	—	—	—	—	—	(154,126)	—	(154,126)
Net Change in Unrealized Gains (Losses) on Other Securities, net of Taxes	—	—	—	—	3,951,277	—	—	3,951,277
Transfer from Revaluation Reserve for Land	—	—	1,377,042	(1,377,042)	—	—	—	—
Transfer to Deferred Tax Liabilities Related to Land Revaluation	—	—	—	(27,685)	—	—	—	(27,685)
Transfer to Retained Earnings	—	(12,660,191)	12,660,191	—	—	—	—	—
Cash Dividends	—	—	(209,672)	—	—	—	—	(209,672)
Net Income	—	—	3,852,902	—	—	—	—	3,852,902
Balance at March 31, 2004	**$ 14,588,327**	**$ 11,952,344**	**$ 4,379,388**	**$ 2,193,878**	**$ 3,718,380**	**$(1,060,942)**	**$(1,269,851)**	**$ 34,501,524**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

For the Fiscal Years ended March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2004
I. Cash Flows from Operating Activities			
Income (Loss) before Income Taxes and Minority Interests	¥ 881,240	¥ (2,262,172)	$ 8,342,712
Depreciation	139,863	144,182	1,324,088
Amortization of Consolidation Differences	(239)	68,597	(2,270)
Equity in Losses (Income) from Investments in Affiliates	(1,761)	3,491	(16,675)
Increase (Decrease) in Reserves for Possible Losses on Loans	(360,299)	263,907	(3,410,961)
Decrease in Reserve for Possible Losses on Investments	(4,180)	(1,682)	(39,578)
Decrease in Reserve for Possible Losses on Loans Sold	(25,561)	(24,085)	(241,995)
Increase (Decrease) in Reserve for Contingencies	(8,384)	6,920	(79,380)
Increase in Reserve for Bonus Payments	1,105	15,167	10,470
Increase (Decrease) in Reserve for Employee Retirement Benefits	18,876	(36,501)	178,701
Interest Income—accrual basis	(1,622,704)	(1,991,236)	(15,362,157)
Interest Expenses—accrual basis	437,703	734,859	4,143,738
Losses (Gains) on Securities	(336,609)	708,795	(3,186,688)
Losses (Gains) from Money Held in Trust	(417)	988	(3,948)
Foreign Exchange Losses—Net	10,190	116,110	96,478
Losses on Disposal of Premises and Equipment	120,592	100,818	1,141,654
Gains on Establishment of Employee Retirement Benefit Trusts	(60,677)	(43,847)	(574,435)
Net Decrease (Increase) in Trading Assets	1,991,740	(2,111,812)	18,855,818
Net Increase (Decrease) in Trading Liabilities	(270,856)	1,508,735	(2,564,198)
Net Decrease in Loans and Bills Discounted	2,911,383	15,264,686	27,562,092
Net Increase (Decrease) in Deposits	5,605,562	(13,346,746)	53,067,904
Net Decrease in Debentures (excluding Subordinated Debentures)	(2,236,876)	(3,614,499)	(21,176,531)
Net Increase in Borrowed Money (excluding Subordinated Borrowed Money)	100,974	23,356	955,923
Net Decrease (Increase) in Due from Banks (excluding Deposits with Central Banks)	(648,501)	1,027,730	(6,139,367)
Net Increase in Call Loans etc.	(485,485)	(2,509,156)	(4,596,097)
Net Decrease in Cash Placed as Collateral on Securities Borrowed	—	3,313,727	—
Net Increase in Guarantee Deposits Paid under Securities Borrowing Transactions	(1,672,887)	(6,297,721)	(15,837,234)
Net Increase (Decrease) in Call Money, etc.	(2,816,946)	5,294,445	(26,668,053)
Net Increase (Decrease) in Commercial Paper	210,400	(77,856)	1,991,858
Net Decrease in Cash Received as Collateral for Securities Lent	—	(4,050,050)	—
Net Increase in Guarantee Deposits Received under Securities Lending Transactions	4,021,419	4,140,383	38,070,808
Net Decrease in Foreign Exchange Assets	93,566	463,947	885,793
Net Increase (Decrease) in Foreign Exchange Liabilities	163,902	(517,285)	1,551,669
Net Increase in Short-term Bonds (Liabilities)	180,000	—	1,704,061
Net Increase (Decrease) in Bonds and Notes	34,078	(50,228)	322,621
Net Decrease in Due to Trust Accounts	(128,931)	(286,941)	(1,220,593)
Interest and Dividend Income—cash basis	1,664,000	2,085,777	15,753,105
Interest Expenses—cash basis	(488,800)	(844,916)	(4,627,474)
Other—net	(1,373,879)	671,265	(13,006,525)
Subtotal	6,042,599	(2,108,846)	57,205,334
Cash Paid in Income Taxes	(27,657)	(87,315)	(261,831)
Net Cash Provided by (Used in) Operating Activities	**¥ 6,014,942**	**¥ (2,196,162)**	**$ 56,943,503**

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
II. Cash Flows from Investing Activities			
Payments for Purchase of Securities	¥ (71,932,830)	¥ (59,435,925)	$ (680,988,649)
Proceeds from Sale of Securities	46,486,466	48,003,018	440,087,728
Proceeds from Redemption of Securities	17,704,694	11,261,664	167,610,475
Payments for Increase in Money Held in Trust	(14,899)	(20,364)	(141,052)
Proceeds from Decrease in Money Held in Trust	25,784	54,340	244,100
Payments for Purchase of Premises and Equipment	(95,971)	(94,326)	(908,567)
Proceeds from Sale of Premises and Equipment	374,085	25,257	3,541,466
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(258)	—	(2,447)
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)	50,716	—	480,138
Net Cash Used in Investing Activities	**(7,402,213)**	**(206,336)**	**(70,076,808)**
III. Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Borrowed Money	90,000	243,000	852,031
Repayments for Subordinated Borrowed Money	(15,000)	(1,335,000)	(142,005)
Proceeds from Issuance of Subordinated Bonds, Notes and Bonds with Stock Options	601,406	75,000	5,693,515
Payments for Redemption of Subordinated Bonds, Notes and Bonds with Stock Options	(731,797)	(485,778)	(6,927,935)
Proceeds from Issuance of Stocks	—	1,081,930	—
Proceeds from Investments in Minority Interests	—	118,500	—
Dividends Paid	(22,147)	(54,985)	(209,672)
Dividends Paid to Minority Interests	(53,497)	(36,424)	(506,459)
Payments for Purchase of Treasury Stock	(166)	(263)	(1,576)
Proceeds from Sales of Treasury Stock	208	—	1,975
Net Cash Used in Financing Activities	**(130,994)**	**(394,021)**	**(1,240,126)**
IV. Effects of Foreign Exchange Rate Changes on Cash and Cash Equivalents	**(381)**	**72**	**(3,615)**
V. Net Decrease in Cash and Cash Equivalents	**(1,518,647)**	**(2,796,448)**	**(14,377,046)**
VI. Cash and Cash Equivalents at the Beginning of the Year	**7,048,505**	**9,847,366**	**66,728,251**
VII. Net Decrease in Cash and Cash Equivalents Resulted from Exclusion of Subsidiaries from the Scope of Consolidation	**(193)**	**(2,413)**	**(1,828)**
VIII. Cash and Cash Equivalents at the End of the Year (Note 32)	**¥ 5,529,664**	**¥ 7,048,505**	**$ 52,349,377**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Mizuho Financial Group, Inc. ("MHFG") and its consolidated subsidiaries in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP") which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the consolidated financial statements filed with the Director of the Kanto Finance Bureau are reclassified for the convenience of readers outside Japan. In addition, the Consolidated Statements of Shareholders' Equity are presented and included in the consolidated financial statements, though they are not required to be filed with the Director of the Kanto Finance Bureau. The notes to the consolidated financial statements include information which is not required under Japanese GAAP but is presented herein as additional information.

The amounts indicated in millions of yen are rounded down by truncating the figures below one million. Totals may not add up exactly because of such truncation. Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S dollars at that rate or any other rate.

2. Principles of Consolidation

(1) Scope of Consolidation

The consolidated financial statements include the accounts of MHFG and its subsidiaries (collectively, the "Group"), including Mizuho Corporate Bank, Ltd. ("MHCB"), Mizuho Bank, Ltd. ("MHBK"), Mizuho Securities Co., Ltd., Mizuho Trust & Banking Co., Ltd. and other subsidiaries. The number of consolidated subsidiaries as of March 31, 2004 and 2003 was 118 and 138, respectively. In the fiscal year ended March 31, 2004, Mizuho Advisory, Inc. and 9 other companies were newly consolidated as a result of incorporation and other reasons, and Chekiang First Bank Ltd. and 29 other companies were excluded from the scope of consolidation as a result of disposal by sale and other reasons. The consolidated financial statements for the fiscal years ended March 31, 2004 and 2003 do not include the accounts of ONKD, Inc. and other subsidiaries, as they are considered immaterial in terms of the respective group ownerships of Total Assets, Net Income / Net Loss and Retained Earnings.

The number of affiliates accounted for under the equity method as of March 31, 2004 and 2003 was 28 and 33, respectively. Investments in affiliates include The Chiba Kogyo Bank, Ltd., Shinko Securities Co., Ltd., Japan Mortgage Co., Ltd., Fuyo General Lease Co., Ltd., IBJ Leasing Co., Ltd. and other affiliates. In the fiscal year ended March 31, 2004, World Gateway, Inc. and 4 other companies were excluded from the scope of the equity method as a result of liquidation and other reasons. Non-consolidated subsidiaries, including ONKD, Inc. and certain affiliates, are not accounted for under the equity method, as they are not significant for the consolidated financial statements of MHFG.

On consolidation, significant intercompany accounts and transactions have been eliminated. In addition, all significant unrealized profit included in assets resulting from transactions within the Group has been eliminated.

The accounting standard for the consolidated financial statements requires a company to consolidate all subsidiaries of which the company controls the operations, irrespective of whether or not the company owns a majority of their shares. Control is considered to exist where the company has (a) the power to appoint or remove the majority of the Board of Directors or an equivalent governing body, and/or (b) the power to cast the majority of the votes at a meeting of the Board of Directors or an equivalent governing body.

(2) Year-end Dates of Consolidated Subsidiaries

The accompanying consolidated financial statements include the accounts of subsidiaries whose fiscal year-ends are other than March 31. Fiscal year-ends of such subsidiaries are principally December 31.

Consolidated subsidiaries with fiscal year-ends of the day before the last business day of June, or October 31 performed tentative closings and prepared financial statements as of and for the period ended December 31.

Other consolidated subsidiaries are consolidated based on their respective fiscal year-ends after making necessary adjustments for significant transactions recorded during the period between these subsidiaries' fiscal year-ends and the date of the consolidated financial statements.

(3) Combinations and Reorganizations

On September 29, 2000, The Dai-Ichi Kangyo Bank, Limited ("DKB"), The Fuji Bank, Limited ("Fuji Bank") and The Industrial Bank of Japan, Limited ("IBJ") (collectively, the "Three Banks") established Mizuho Holdings, Inc. ("MHHD") by way of stock transfers ("*kabushiki-iten*"). As a result of this transaction, each of the Three Banks has become a wholly-owned subsidiary of MHHD.

The formation of MHHD and the stock-for-stock transfers of the Three Banks (the "Initial Combination") were accounted for using the pooling-of-interests method in accordance with "Accounting for the Consolidation of a Holding Company Established by Stock Exchange or Stock Transfers" (JICPA Accounting Committee Research Report No. 6) and, as such, the assets and liabilities of the Three Banks were combined at book value.

On April 1, 2002, the Three Banks were combined and reorganized (the "Combination and Reorganization") into two banks, MHCB and MHBK, by means of corporate split and merger. As a result of the Combination and Reorganization, MHFG's capital surplus decreased by ¥1,849,982 million and retained earnings increased by ¥896,131 million. The decrease in capital surplus and the increase in retained earnings were reflected in the April 1, 2002 balances shown in the statements of shareholders' equity.

On January 8, 2003, MHFG was incorporated and a stock-for-stock exchange ("*kabushiki-kokan*") was carried out by and between MHHD and MHFG on March 12, 2003, as a result of which MHHD became a wholly-owned subsidiary of MHFG (the "Business Reorganization"). In the Business Reorganization, certain subsidiaries of MHHD, MHCB and MHBK such as trust banking subsidiaries were transferred to MHFG primarily by means of corporate splits. The Business Reorganization was accounted for using the pooling-of-interests method in accordance with the JICPA Accounting Committee Research Report No. 6.

(4) Amortization of Difference between Cost and Underlying Interests

In principle, the difference between the fair value of net assets and the cost of the acquired subsidiary is being amortized over a period within 20 years from the date of acquisition, and the unamortized balance is recorded as "Consolidation Differences" on the Consolidated Balance Sheets. If these amounts have no material impact on the consolidated financial statements of MHFG, they are charged or credited to income in the year of acquisition.

3. Summary of Significant Accounting Policies

(1) Trading Assets and Trading Liabilities

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the Consolidated Balance Sheets.

Securities and other short-term credit instruments held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, forward contracts and option transactions, are stated at their fair values, assuming that such transactions were terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and monetary claims between the beginning and the end of the fiscal year and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

(2) Securities

In accordance with the Accounting Standard for Financial Instruments (the Business Accounting Deliberation Council, January 1998), MHFG classifies securities into three categories based upon management's intent. These securities are accounted for as follows:

(i) Trading securities are carried at market value and included in Trading Assets.

(ii) Bonds held to maturity are stated at amortized cost as determined by the moving average method.

(iii)Other securities are securities which are not classified as either trading securities or bonds held to maturity. Other securities which have readily determinable fair value are stated at fair value with changes in net unrealized gains or losses, net of applicable income taxes, included directly in shareholders' equity. Fair value of domestic equity securities with a quoted market price are determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than domestic equity securities with a quoted market price are determined at the quoted market price or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other securities which do not have readily determinable fair values are stated at cost or amortized cost as determined by the moving average method.

In addition, investments in non-consolidated subsidiaries and affiliates which are not accounted for under the equity method are valued at cost as determined by the moving average method.

Securities entrusted in Money Held in Trust which is managed independently and whose primary objective is to manage securities investment are accounted for at fair value.

(3) Securities Lending and Borrowing Transactions

Unsecured securities loaned that allow borrowers to sell the borrowed securities, amounted to ¥20,023 million ($189,565 thousand) and ¥8,585 million as of March 31, 2004 and 2003, respectively, and are included in Trading Securities in Trading Assets. Securities loaned that do not allow borrowers to sell the borrowed securities, amounted to ¥9 million ($95 thousand) and ¥1,448 million as of March 31, 2004 and 2003, respectively, and are included in Japanese National Government Bonds, Japanese Local Government Bonds, or other categories in Securities. Subsidiaries have borrowed securities that may be sold or pledged, securities borrowed with cash collateral, and securities purchased with resale agreements. Borrowed securities pledged as collateral amounted to ¥4,519,460 million ($42,785,769 thousand) and ¥4,135,372 million as of March 31, 2004 and 2003, respectively. Borrowed securities re-loaned amounted to ¥1,947 million ($18,435 thousand) and ¥2,140 million as of March 31, 2004 and 2003, respectively. Borrowed securities held without being pledged or sold amounted to ¥4,757,422 million ($45,038,550 thousand) and ¥3,499,257 million as of March 31, 2004 and 2003, respectively.

In addition, securities received as collateral for margin transactions in the amount of ¥1,911 million have been re-pledged as collateral for Borrowed Money as of March 31, 2003.

(4) Bills Discounted

In accordance with "Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks" (JICPA Industry Audit Committee Report No. 24), Bills Discounted are accounted for as financing transactions, although the subsidiary banks have rights to sell or pledge certain commercial bills and foreign exchange bills discounted. The principal amount of these bills amounted to ¥963,147 million ($9,118,121 thousand) and ¥1,162,352 million as of March 31, 2004 and 2003, respectively.

(5) Derivatives

Derivative transactions are valued at fair value with changes in fair value included in current income. Derivatives qualified as hedges are mainly accounted for using the deferral method of hedge accounting (see the following note).

(6) Hedge Accounting

Domestic consolidated banking subsidiaries and domestic trust banking subsidiaries apply the deferred method as hedge accounting for the interest rate risk accompanying various financial assets and liabilities. Until the fiscal year ended March 31, 2003, as permitted by the transitional treatment in JICPA Industry Audit Committee Report No. 24, hedge accounting was applied to macro hedges under which overall interest rate risks inherent in loans, deposits and other instruments were managed on a net basis using derivatives.

Effective the fiscal year ended March 31, 2004, the general provisions of JICPA Industry Audit Committee Report No. 24 are applied.

Under the general provision, the effectiveness of a fair value hedge is assessed by each of identified (i) group of hedged deposits, loans or similar instruments and (ii) corresponding group of hedging instruments such as interest rate swaps in the same maturity bucket. Also, under the general provisions, the effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

Deferred hedge gains/losses on the macro hedges recognized in the previous periods are amortized as interest income/expenses or other income/expenses over the remaining maturity of the respective hedging instrument.

The unamortized amounts of Gross Deferred Hedge Losses and Gross Deferred Hedge Gains of the macro-hedges as of March 31, 2004 were ¥1,246,462 million ($11,800,272 thousand) and ¥1,177,257 million ($11,145,103 thousand), respectively.

Domestic consolidated banking subsidiaries and domestic trust banking subsidiaries also apply the deferred method as hedge accounting to hedges of foreign exchange risks associated with various foreign currency denominated monetary assets and liabilities. Until the fiscal year ended March 31, 2003, the transitional treatment in "Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks" (JICPA Industry Audit Committee Report No. 25) was applied to these transactions. Effective the fiscal year ended March 31, 2004, in accordance with the general provisions of JICPA Industry Audit Committee Report No. 25, hedge accounting is applied to currency-swap transactions, exchange swap transactions and similar transactions intended to hedge risks of borrowing and lending in different currencies by swapping the borrowing currency for the lending currency.

The effectiveness of the above described currency-swap transactions, exchange swap transactions and similar transactions hedging the foreign exchange risks of monetary assets and liabilities denominated in foreign currencies is assessed based on comparison of foreign currency position of the hedged monetary assets and liabilities and the hedging instruments.

In addition to the above methods, the domestic consolidated banking subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with foreign securities (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

Until the fiscal year ended March 31, 2003, gains and losses relating to foreign exchange swaps of some of the domestic banking subsidiaries were reported in gross amounts in the statements of operations. However, effective the fiscal year ended March 31, 2004, the net amount of gains and losses are presented as a result of the application of hedge accounting in accordance with JICPA Industry Audit Committee Report No. 25. Compared to the corresponding amounts under the previously applied method, Interest Income and Interest Expenses, and Ordinary Income and Ordinary Expense each decreased by ¥13,254 million ($125,481 thousand).

Intercompany interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statements of operations or deferred under hedge accounting because these intercompany derivatives are covered by outside third-party transactions executed in appropriate hedge operations without subjectivities in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

Other subsidiaries also apply the deferred method, the fair-value method or the exceptional accrual method for interest rate swaps as hedge accounting methods as described above.

(7) Translation of Foreign Currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic banking subsidiaries and a domestic trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method, which are translated at historical exchange rates.

Until the fiscal year ended March 31, 2003, the transitional treatment permitted by JICPA Industry Audit Committee Report No. 25 was applied to foreign currency transactions. However, effective the fiscal year ended March 31, 2004, in accordance with the general provisions of JICPA Industry Audit Committee Report No. 25, hedge accounting is applied to currency-swap transactions, exchange swap transactions and similar transactions intended to hedge risks of borrowing and lending in different currencies by swapping the borrowing currency for the lending currency. A summary of the hedge accounting applied in these transactions is explained in 3 (6) above.

As a result of the application of the hedge accounting, currency-swap transactions and exchange swap transactions, which were accounted for on an accrual basis, are valued at fair value and the gross amount of the credit balance and the debt balance are recorded on the balance sheet in Other Assets and Other Liabilities. Other Assets and Other Liabilities increased by ¥1,458 million ($13,805 thousand) and ¥1,415 million ($13,404 thousand), respectively, compared with the corresponding amounts under the previous methods. Additionally, as a result of this change, Ordinary Profit and Income before Income Taxes and Minority Interests both increased by ¥42 million ($401 thousand).

Until the fiscal year ended March 31, 2003, the net fair value of forward foreign exchange transactions other than those for the above hedging purposes was recorded in Other Assets or Other Liabilities on the balance sheets. However, effective the fiscal year ended March 31, 2004, in accordance with JICPA Industry Audit Committee Report No. 25, the gross of fair value amounts are presented in (i) Trading Assets and Trading Liabilities as Trading-Related Financial Derivatives and (ii) Other Assets and Other Liabilities as Derivatives other than for Trading on the balance sheets. As a result, Trading Assets, Trading Liabilities, Other Assets, and Other Liabilities increased by ¥101,928 million ($964,956 thousand), ¥234,226 million ($2,217,425 thousand), ¥780,758 million ($7,391,448 thousand), and ¥648,460 million ($6,138,979 thousand), respectively, compared with the corresponding amounts under the previous method.

The consolidated subsidiaries' assets and liabilities denominated in foreign currencies, except for the above transactions, are translated primarily at the exchange rates in effect at each balance sheet date.

(8) Premises and Equipment

Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method with the following range of useful lives:

Buildings	3 years to 50 years
Equipment	2 years to 20 years

(9) Software

Development costs for internally used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years.

(10) Deferred Debenture Charges

Deferred Debenture Charges are amortized as follows:

Debenture discounts are amortized over the term of the debenture.

Debenture issuance costs are amortized over the term of the debentures, up to the maximum of three years, which is the longest period permitted under the Enforcement Regulations of the Commercial Code of Japan.

(11) Stock Issuance Costs

Stock issuance costs are recognized as expenses when incurred.

(12) Bond Issuance Costs

Bond issuance costs are recognized as expenses when incurred.

(13) Reserves for Possible Losses on Loans

The Reserve for Possible Losses on Loans of major domestic consolidated subsidiaries is maintained in accordance with internally established standards for write-offs and provisions:

- For credit extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation in the Commercial Code or other similar laws ("Bankrupt Obligors"), and to obligors that are effectively in similar conditions ("Substantially Bankrupt Obligors"), reserves are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.
- For credit extended to obligors that are not yet legally or formally bankrupt but who are likely to be bankrupt ("Intensive Control Obligor"), reserves are maintained at the amount deemed necessary based on overall solvency analyses of the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.
- For Intensive Control Obligors and Obligors with Restructured Loans as defined in Note 6 below, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows:
  (i) if future cashflows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which method reserve is determined at the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and
  (ii) if future cashflows of the principal and interest cannot be reasonably estimated, losses are estimated for each individual loan.
- For credit extended to other obligors, reserves are maintained at rates derived from historical credit loss experiences, etc.
- Reserves for Possible Losses on Loans to Restructuring Countries (including Reserves for Losses on Overseas Investments prescribed in Article 55-2 of the Exceptions to the Tax Laws Act) are maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All credit is assessed by each credit origination department, and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of loans to Bankrupt Obligors or Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible are written off against the respective loan balances. The total write-off amounts were ¥1,379,693 million ($13,061,571 thousand) and ¥1,832,935 million at March 31, 2004 and 2003, respectively.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience for general claims and their management's assessment for other claims.

(14) Reserve for Possible Losses on Investments

The Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments, after taking into consideration the financial conditions and other relevant factors concerning the investee company.

(15) Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments and service periods.

(16) Reserve for Employee Retirement Benefits

The Reserve for Employee Retirement Benefits, which is provided for future pension payments to employees, is recorded as the amount accrued at the end of the fiscal year, based on the projected benefit obligation and the estimated plan asset amounts at the end of the consolidated fiscal year. Prior service cost and unrecognized actuarial gains (losses) are recognized mainly as follows:

Prior service cost (Gain on plan amendment) is recognized as income in the period of occurrence.

Unrecognized actuarial gains or losses are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the current employees.

Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been recognized equally as an expense primarily over five years.

On September 25, 2003 MHFG and certain of its domestic consolidated subsidiaries received approvals for an exemption from payments of benefits related to future employee services in respect of the substitutional portion of their pension funds from the Minister of Health, Labor and Welfare, based on the Law Concerning Defined Benefit Corporate Pension Plans. In accordance with the transitional treatment permitted by Paragraph 2 of Article 47 of "Practical Guidelines for Accounting for Retirement Benefits (Interim Report)"(JICPA Accounting Committee Report No. 13)," MHFG and certain of its domestic consolidated subsidiaries derecognized the future retirement benefit obligations relating to the substitutional portion of the pension funds and the pension assets on the date of the approvals. In consequence of the above, ¥45,169 million ($427,621 thousand) of extraordinary gain was recorded.

The amount of the substitutional amount of the retirement benefit obligations as of the consolidated balance sheet date was ¥210,451 million ($1,992,344 thousand).

(17) Reserve for Possible Losses on Loans Sold

The Reserve for Possible Losses on Loans Sold is provided to cover possible losses on loans sold to the Cooperative Credit Purchasing Company, Limited, taking into account the value of collateral pledged.

(18) Lease Transactions

Finance leases of MHFG and domestic consolidated subsidiaries that do not involve the transfer of ownership to the lessee at the end of the lease term are accounted for as operating leases.

Lease transactions of foreign consolidated subsidiaries are principally accounted for as either finance leases or operating leases.

(19) Scope of Cash and Cash Equivalents in Consolidated Statement of Cash Flows

In the Consolidated Statements of Cash Flows, Cash and Cash Equivalents consist of cash and due from central banks.

(20) Income Taxes

Deferred income taxes are recorded for the corporate tax, the inhabitants' taxes and the enterprise taxes based on the differences between the tax bases of assets and liabilities and those as reported in the consolidated financial statements, using enacted tax rates which will be in effect when the differences are expected to reverse. The assets and liabilities method is used to determine deferred income taxes.

(21) Consumption Taxes

MHFG and its domestic consolidated subsidiaries are subject to Japanese consumption taxes. Japanese consumption taxes are excluded from the transaction amounts.

(22) Enterprise Taxes

With the promulgation of "Revision of Law regarding Regional Taxation, etc." (Law No. 9 of 2003) on March 31, 2002, enterprise taxes imposed on banks through external standards taxation from the consolidated fiscal year beginning April 1, 2004 will be levied on "added value," "amount of capital, etc." and "income and liquidation income," as compared with the previous legislation ("Law Regarding Regional Taxation" of 2003 before amendment, Article 72-12) under which enterprise taxes were levied on "income and liquidation income." It follows that enterprise taxes imposed through external standards taxation levied on added value and amount of capital, etc., are not in keeping with a tax which is imposed through on income. As a result, as of March 31, 2003, there was a decrease in Deferred Tax Assets of ¥9,382 million, and an increase in Income Taxes–Deferred of ¥8,531 million. There was also an increase in Deferred Tax Liabilities on Land Revaluation of ¥14,027 million, and an equivalent decrease in the Revaluation Reserve for Land, net of Taxes of same amount, in addition to a decrease in the Unrealized Losses on Other Securities, net of Taxes of ¥27 million at March 31, 2003.

With the implementation of the "Metropolitan Ordinance regarding the Imposition of Enterprise Taxes through External Standards Taxation on Banks in Tokyo" (Tokyo Metropolitan Ordinance No. 145, April 1, 2000) ("the metropolitan ordinance"), enterprise taxes which were levied on *gyomu ararieki (Gross Profits)* and enterprise taxes relating to banks in Tokyo were recorded in Other Expenses in the amount of ¥27,948 million for the year ended March 31, 2003. As a result of lawsuits with the Tokyo Metropolitan Government related to the metropolitan ordinance, MHFG's three banking subsidiaries reached a basic agreement with the Tokyo Metropolitan Government and the Tokyo Governor to make settlement-at-court at the Supreme Court. On October 2, 2004, the banking subsidiaries received the tax refund and the interest on the refund of ¥58,198 million ($550,966 thousand), in aggregate, which is Other Income for the year ended March 31, 2004.

(23) Appropriation of Retained Earnings

Cash dividends and bonuses to directors and statutory auditors are recorded in the fiscal year in which the proposed appropriation of Retained Earnings is approved by the Board of Directors and/or by the general meeting of the shareholders.

(24) Net Income (Loss) per Share

Consolidated Net Income (Loss) per Share for the fiscal years ended March 31, 2004 and 2003 and related information are as follows:

	(Yen)		(U.S. dollars)
	2004	2003	2004
Consolidated Net Income (loss) per Share	¥ 36,153.27	¥ (254,524.65)	$ 342.26
Consolidated Net Income (loss)	¥ 406,982 million	¥ (2,377,172) million	$ 3,852,902 thousand
Consolidated Net Income (loss) attributable to common shareholders	¥ 365,012 million	¥ (2,399,319) million	$ 3,455,573 thousand
Consolidated Net Income (loss) not attributable to common shareholders	¥ 41,969 million	¥ 22,147 million	$ 397,330 thousand
Average number of shares of common stock	10,096 thousand	9,426 thousand	/
Consolidated Net Income per Share (Diluted)	¥ 18,754.94	¥ —	$ 177.55

Common stock equivalents to be used to calculate diluted per share information are as follows:
Class I, II, III, VII, VIII, IX, X, and XI Preferred Shares
Bonds with Stock Options

Diluted Net Income per Share for the fiscal year ended March 31,2003 is not disclosed due to a loss position (anti-dilutive).

4. Trading Assets and Liabilities

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Trading Assets:			
Trading Securities	¥ 4,654,300	¥ 5,273,367	$ 44,062,296
Derivatives for Trading Securities	32,821	6,216	310,721
Securities Held to Hedge Trading Transactions	84,475	167,479	799,730
Derivatives for Securities Held to Hedge Trading Transactions	1,051	2,077	9,958
Derivatives for Trading Transactions	2,390,452	3,527,856	22,630,433
Other Trading Assets	853,408	942,084	8,079,221
Total	**¥ 8,016,509**	**¥ 9,919,083**	**$ 75,892,359**
Trading Liabilities:			
Trading Securities Sold Short	¥ 3,659,244	¥ 2,960,091	$ 34,642,100
Derivatives for Trading Securities	43,127	2,466	408,285
Securities Oversold to Hedge Trading Transactions	89,473	130,057	847,048
Derivatives for Securities Held to Hedge Trading Transactions	1,072	288	10,149
Derivatives for Trading Transactions	2,277,916	3,185,358	21,565,048
Total	**¥ 6,070,833**	**¥ 6,278,262**	**$ 57,472,630**

5. Securities

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Japanese National Government Bonds	¥ 20,431,753	¥ 11,968,696	$ 193,427,562
Japanese Local Government Bonds	125,820	128,837	1,191,145
Japanese Corporate Bonds	1,652,262	1,305,316	15,641,981
Japanese Stocks and Shares*1	5,275,248	4,439,291	49,940,818
Other*2	4,586,539	5,974,433	43,420,805
Total	¥ 32,071,624	¥ 23,816,574	$ 303,622,311

*1 Japanese Stocks and Shares included investments in non-consolidated subsidiaries and affiliates of ¥76,289 million ($722,229 thousand) and ¥101,841 million at March 31, 2004 and 2003, respectively.
*2 Other included investments in non-consolidated subsidiaries and affiliates of ¥16,460 million ($155,828 thousand) and ¥16,970 million at March 31, 2004 and 2003, respectively.

6. Loans and Bills Discounted

At March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Bills Discounted	¥ 610,001	¥ 797,919	$ 5,774,885
Loans on Notes	4,969,989	5,823,170	47,050,926
Loans on Deeds	47,602,650	50,304,770	450,654,648
Overdrafts	12,738,383	12,052,935	120,594,373
Financing Receivables, including Factoring, Leasing and Property Financing	284,843	231,239	2,696,618
Total	**¥ 66,205,868**	**¥ 69,210,035**	**$ 626,771,450**

Loans and Bills Discounted at March 31, 2004 and 2003 include the following:

At March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Loans to Bankrupt Obligors*1	¥ 177,883	¥ 288,686	$ 1,684,024
Non-Accrual Delinquent Loans*2	1,284,036	1,598,542	12,155,984
Loans Past Due for 3 Months or More*3	24,910	50,670	235,831
Restructured Loans*4	1,694,269	2,832,049	16,039,665
Total*5	**¥ 3,181,100**	**¥ 4,769,949**	**$ 30,115,504**

*1 Loans to Bankrupt Obligors represent non-accrual loans to obligors who are legally bankrupt as defined in Article 96-1-3 and 4 of the Japanese Tax Law Enforcement Regulation (Article 97 of 1965 Cabinet Order).

*2 Non-Accrual Delinquent Loans represent non-accrual loans other than (i) Loans to Bankrupt Obligors and (ii) loans of which payments of interest are deferred in order to assist or facilitate the restructuring of obligors in financial difficulties.

*3 Loans to Bankrupt Obligors or Non-Accrual Delinquent Loans, both of which are classified as non-accrual, are not included in this category.

*4 Restructured Loans represent loans on which contracts were amended in favor of obligors (e.g., the reduction of or exemption from stated interest, the deferral of interest payments, the extension of maturity dates, or renunciation of claims) in order to assist or facilitate the restructuring of obligors in financial difficulties.

*5 ¥2,246 million ($21,265 thousand) and ¥9,988 million of those amounts are placed in an administrative trust established by the Resolution and Collection Corporation for eventual final disposal at March 31, 2004 and 2003, respectively.

Sales of Loans to Participants

The total amount of loan participations outstanding as of March 31, 2004 and 2003, which was accounted for as sales of loans to participants in accordance with the JICPA Accounting Standard Committee Report No. 3 issued June 1, 1995, was ¥583,005 million ($5,519,318 thousand) and ¥1,431,461 million, respectively.

Commitment Line for Loans

Overdraft protection on current accounts and contracts for the commitment line for loans are contracts by which consolidated subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥43,249,003 million ($409,438,643 thousand) and ¥43,195,571 million as of March 31, 2004 and 2003, respectively. ¥39,966,604 million ($378,364,148 thousand) and ¥39,548,144 million of these amounts relate to contracts of which original contractual terms are of a term of one year or less, or which are unconditionally cancelable at any time as of March 31, 2004 and 2003, respectively.

Since many of these contracts expire without the rights exercised, the unutilized balance itself does not necessarily affect future cash flows of MHFG and its consolidated subsidiaries. A provision is included in many of these contracts that entitles the consolidated subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim, or other similar reasons. The consolidated subsidiaries obtain, moreover, real estate or securities as collateral at the time the contracts are entered into, if needed, and subsequently monitor a customer's business condition periodically, based on and in accordance with established procedures, and take measures to control credit risks such as amendments to contracts, if needed.

Notes to Consolidated Financial Statements

7. Foreign Exchange Assets and Liabilities

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Foreign Exchange Assets:			
Foreign Bills Bought	¥ 362,446	¥ 368,586	$ 3,431,284
Foreign Bills Receivable	181,520	218,676	1,718,452
Advance to Foreign Banks	61,178	84,756	579,176
Due from Banks (Foreign)	3,647	48,500	34,529
Total	**¥ 608,792**	**¥ 720,519**	**$ 5,763,441**
Foreign Exchange Liabilities:			
Foreign Bills Sold	¥ 10,837	¥ 6,780	$ 102,596
Foreign Bills Payable	6,544	9,576	61,952
Advance from Foreign Banks	265,220	149,148	2,510,842
Due to Banks (Foreign)	69,534	25,372	658,286
Total	**¥ 352,136**	**¥ 190,878**	**$ 3,333,676**

8. Other Assets

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Accrued Income	¥ 260,729	¥ 296,089	$ 2,468,329
Prepaid Expenses	18,646	14,307	176,527
Deferred Hedge Losses*1	209,010	96,569	1,978,702
Derivatives	1,945,646	1,350,282	18,419,449
Other*2	3,062,812	3,147,407	28,995,672
Total	**¥ 5,496,845**	**¥ 4,904,656**	**$ 52,038,679**

*1 Deferred Hedge Losses is the net realized or unrealized losses from hedging instruments. The gross amounts of deferred hedge gains and losses before netting are ¥1,516,244 million ($14,354,302 thousand) and ¥1,725,255 million ($16,333,003 thousand), respectively, at March 31, 2004, and ¥1,827,820 million and ¥1,924,390 million, respectively, at March 31, 2003.

*2 Other included provisional tax payments of ¥222,682 million ($2,108,137 thousand) made by a certain domestic subsidiary. These payments were made upon receipt of the Correction Notice from the Tokyo Regional Taxation Bureau ("TRTB") on August 23, 1996 in connection with the write-off of credits due from Japan Housing Loan, Inc., amounting to ¥376,055 million ($3,560,115 thousand) recorded in the fiscal year ended March 1996. The subsidiary disputed the rationale for the proposed correction and filed an application seeking to void the proposed correction to the National Tax Tribunal for administrative review. This was dismissed on October 28, 1997. On October 30, 1997, the subsidiary filed a lawsuit with the Tokyo District Court seeking to void the TRTB's administrative action against the subsidiary and won the case entirely on March 2, 2001. However, this was appealed to the Tokyo High Court on March 16, 2001 and the subsidiary lost the case on March 14, 2002. On March 27, 2002, the subsidiary filed an appeal to the Supreme Court. The subsidiary believes that its claim is appropriate. Nevertheless, the subsidiary accrued Reserve for Contingency amounting to ¥131,159 million ($1,241,691 thausand) and ¥134,806 million from the viewpoint of financial soundness and prudent accounting at March 31, 2004 and 2003, respectively.

9. Premises and Equipment

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Land	¥ 596,753	¥ 1,002,080	$ 5,649,468
Buildings	266,129	308,089	2,519,447
Equipment	124,848	159,009	1,181,944
Other	156,076	163,672	1,477,579
Total	**¥ 1,143,807**	**¥ 1,632,851**	**$ 10,828,438**
Accumulated Depreciation	¥ 695,663	¥ 735,934	$ 6,585,854

10. Deferred Debenture Charges

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Deferred Discount on Debentures	¥ 244	¥ 510	$ 2,315
Deferred Debenture Issuance Costs	202	530	1,914
Total	**¥ 446**	**¥ 1,041**	**$ 4,229**

11. Reserves for Possible Losses on Loans

At March 31,	Millions of yen 2004	2003	Thousands of U.S. dollars 2004
General Reserve for Possible Losses on Loans	¥ 1,175,873	¥ 1,515,414	$ 11,131,999
Specific Reserve for Possible Losses on Loans	666,255	678,593	6,307,445
Reserve for Possible Losses on Loans to Restructuring Countries	8,458	17,358	80,073
Total	**¥ 1,850,586**	**¥ 2,211,366**	**$ 17,519,517**

12. Assets Pledged as Collateral

The following assets were pledged as collateral:

At March 31,	Millions of yen 2004	2003	Thousands of U.S. dollars 2004
Trading Assets	¥ 4,107,695	¥ 3,879,743	$ 38,887,581
Securities	13,086,449	13,001,395	123,889,514
Loans and Bills Discounted	4,973,990	4,134,653	47,088,806
Premises and Equipment	—	63	—

The following liabilities were collateralized by the above assets:

At March 31,	Millions of yen 2004	2003	Thousands of U.S. dollars 2004
Deposits	¥ 613,370	¥ 706,101	$ 5,806,788
Call Money and Bills Sold	4,763,500	7,672,000	45,096,090
Payables under Repurchase Agreements	4,552,666	5,554,998	43,100,129
Guarantee Deposit Received under Securities Lending Transactions	7,561,629	3,940,824	71,586,007
Borrowed Money	497,696	331,760	4,711,695
Other Liabilities	137	—	1,302

In addition, the settlement accounts of foreign and domestic exchange transactions or margins for futures transactions are collateralized or substituted by Cash and Due from Banks of ¥6,755 million ($63,950 thousand) and ¥7,814 million, Trading Assets of ¥365,978 million ($3,464,724 thousand) and ¥15,205 million, Securities of ¥2,297,837 million ($21,753,648 thousand) and ¥1,792,238 million and Loans and Bills Discounted of ¥330,416 million ($3,128,058 thousand) and ¥466,821 million as of March 31, 2004 and 2003, respectively and Other Assets of ¥8,220 million as of March 31, 2003. None of the assets are pledged as collateral in connection with borrowings by the unconsolidated subsidiaries and affiliates.

Guarantee deposits amounting to ¥153,125 million ($1,449,637 thousand) and ¥151,387 million were included in Premises and Equipment as of March 31, 2004 and 2003, respectively. Margins for futures transactions amounting to ¥25,596 million ($242,321 thousand) and ¥42,031 million were included in Other Assets as of March 31, 2004 and 2003, respectively. Collateral Pledged for derivatives transactions amounting to ¥321,544 million ($3,044,066 thousand) were included in Other Assets as of March 31, 2004.

Bills re-discounted are treated as financial transactions in accordance with the Industry Audit Committee Report No. 24. The total face value of commercial bills and foreign bills of exchange bought as a result of rediscounting as of March 31, 2004 and 2003 was ¥12,379 million ($117,195 thousand) and ¥14,399 million, respectively.

13. Deposits

At March 31,	Millions of yen 2004	2003	Thousands of U.S. dollars 2004
Current Deposits	¥ 6,233,189	¥ 4,413,253	$ 59,009,655
Ordinary Deposits*1	30,939,628	28,802,608	292,905,697
Deposits at Notice	990,969	1,263,237	9,381,519
Time Deposits	24,818,453	26,265,714	234,956,481
Certificates of Deposit	9,958,644	6,964,740	94,278,565
Other	4,546,589	4,513,086	43,042,593
Total	**¥ 77,487,475**	**¥ 72,222,642**	**$ 733,574,510**

*1 Ordinary Deposits include savings deposits.

14. Debentures

MHCB and MHBK issue debentures and offer them to institutional and private investors as a main source of funds for their operations. They provide debentures with a variety of different terms in order to attract investors.

At March 31,	Millions of yen		Thousands of U.S. dollars	Interest rates	
Description of Debentures	2004	2003	2004	2004	2003
One-Year Discount Debentures	¥ 929,240 [929,240]	¥ 1,898,586	$ 8,797,127 [8,797,127]	0.05%	0.05%–0.08%
One-Year Discount Debentures (custody only)	256,842 [256,842]	302,992	2,431,526 [2,431,526]	0.02%	0.02%–0.06%
Five-Year Coupon Debentures (Series A)	6,351,800 [1,703,530]	7,421,340	60,132,538 [16,127,331]	0.35%–1.50%	0.65%–2.00%
Five-Year Coupon Debentures (Series B)	98,316 [22,310]	118,067	930,763 [211,216]	0.10%–1.00%	0.14%–1.20%
Five-Year Coupon Debentures (with compound interest)	725,067 [120,279]	775,821	6,864,220 [1,138,689]	0.10%–1.00%	0.14%–1.20%
Five-Year Coupon Debentures (savings-type)	715,929 [95,427]	734,233	6,777,711 [903,416]	0.10%–1.00%	0.14%–1.10%
Five-Year Coupon Debentures (savings-type with compound interest)	85,375 [15,109]	89,003	808,247 [143,045]	0.10%–1.00%	0.14%–1.10%
Two-year Coupon Debentures	151,400 [151,400]	304,600	1,433,305 [1,433,305]	0.65%	0.35%–0.65%
Three-year Coupon Debentures	115,800 [15,000]	15,000	1,096,280 [142,005]	0.35%–0.90%	0.90%
Debentures Denominated in Foreign Currencies	29,742 [21,714] (US$97,000 thousand)	36,745 (US$57,000 thousand)	281,575 [205,573] (US$97,000 thousand)	0.46%–9.37%	1.00%–9.37%
Total	**¥ 9,459,514**	**¥ 11,696,391**	**$ 89,553,292**		

Notes: 1. Figures indicated in brackets [ ] represent the amounts to be redeemed within one year.
2. The amount of foreign currency denominated bonds is shown in original currency in parentheses ( ).
3. Repayments for Debentures are scheduled for the next five years as follows:
Fiscal 2004 ¥3,330,855 million ($31,533,232 thousand)
2005 ¥2,136,076 million ($20,222,253 thousand)
2006 ¥1,664,066 million ($15,753,734 thousand)
2007 ¥1,326,228 million ($12,555,412 thousand)
2008 ¥ 994,787 million ($ 9,417,658 thousand)
4. No collateral was provided for the above Debentures.

15. Call Money and Bills Sold

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Call Money	¥ 6,311,195	¥ 6,252,109	$ 59,748,132
Bills Sold	2,369,400	4,933,700	22,431,127
Total	**¥ 8,680,595**	**¥ 11,185,809**	**$ 82,179,259**

16. Commercial Paper

	Millions of yen		Thousands of U.S. dollars	Average Interest rates*1	
At March 31,	2004	2003	2004	2004	2003
Commercial Paper	¥ 837,800	¥ 627,400	$ 7,931,459	0.10%	0.24%

*1 The average interest rates are the weighted-average interest rates of debts calculated from the interest rates and outstanding balances at the end of the year.

17. Borrowed Money

At March 31,	Millions of yen 2004	2003	Thousands of U.S. dollars 2004	Average Interest rates*1 2004	2003
Bills Rediscounted	¥ 12,379	¥ 14,399	$ 117,195	4.10%	3.65%
Other Borrowings*2,3	1,630,964	1,440,427	15,440,353	1.43	2.28
Total	¥ 1,643,343	¥ 1,454,826	$ 15,557,548	1.45%	2.29%

*1 Average interest rates are weighted-average interest rates of debts calculated from the interest rates and outstanding balances at the end of the year.
*2 Other Borrowings included subordinated debt of ¥722,294 million ($6,837,966 thousand) and ¥647,431 million at March 31, 2004 and 2003, respectively.
*3 Repayments for Other Borrowings are scheduled for the next five years as follows:

Fiscal 2004 ¥853,392 million ($8,079,069 thousand)
2005 ¥104,205 million ($ 986,511 thousand)
2006 ¥ 27,575 million ($ 261,058 thousand)
2007 ¥ 31,976 million ($ 302,724 thousand)
2008 ¥ 28,839 million ($ 273,020 thousand)

18. Short-term Bonds

Issued or purchased dematerialized commercial paper under the Law Concerning Book-Entry Transfer of Corporate and Other Debt Securities (Law No. 75 of 2001) which came into effect on January 6, 2003 are presented in Short-term Bonds on the liability side or in Securities on the asset side as short-term bonds purchased. Commercial paper issued or purchased in the form of promissory notes is included in Commercial Paper on the liability side or in Other Debt Purchased on the asset side.

19. Bonds and Notes and Bonds with Stock Options

Major components of Bonds and Notes at March 31, 2004 were as follows:

Issuer	Description	Issue	Millions of yen	Thousands of U.S. dollars	Interest rates	Due
Mizuho Holdings	Straight Bonds	Nov. 2000	¥ 300,000 [—]	$ 2,840,102 [—]	0.72%–0.82%	Mar. 2010 –
*1	Straight Bonds	Mar. 1998– Mar. 2004	89,100 [—]	843,510 [—]	1.21%–4.01%	Dec. 2010 –
*2	Straight Bonds	Sept. 1997– Feb. 2004	63,100 [—]	597,368 [—]	2.10%–3.00%	Nov. 2012 –
*3	Straight Bonds	Jan. 2004– Mar. 2004	413,438 [—] (US$3,000,000 thousand) (EUR 750,000 thousand)	3,914,025	4.75%–8.37%	Apr. 2014 –
*4	Straight Bonds	Dec. 1995– Apr. 2001	89,100 [—]	843,510 [—]	0.57%–3.59%	Apr. 2010 –
*5	Straight Bonds	Feb. 1995– Mar. 2004	639,719 [—] (US$110,000 thousand)	6,056,228 [—]	0.00%–5.10%	Dec. 2005 –
*6	Straight Bonds	Jun. 1995– Dec. 2003	636,562 [2,123] (US$1,125,000 thousand)	6,026,338 [20,102]	0.37%–8.80%	Jun. 2004 –
*7	Straight Bonds	Nov. 1994– Mar. 2004	128,350 [43,679] (US$89,000 thousand) (EUR 9,130 thousand)	1,215,099 [413,515]	0.00%–8.00%	Apr. 2004 – Dec. 2033
Total			**¥ 2,359,370**	**$ 22,336,180**		

Notes: 1. Figures indicated in brackets [ ] represent the amounts to be redeemed within one year.
2. The amount of foreign currency denominated bonds is shown in the original currencies in parentheses ( ).
3. Repayments for Bonds and Notes are scheduled for the next five years as follows:
Fiscal 2004 ¥45,802 million ($433,617 thousand)
2005 ¥12,054 million ($114,119 thousand)
2006 ¥29,938 million ($283,426 thousand)
2007 ¥ 6,545 million ($ 61,968 thousand)
2008 ¥16,616 million ($157,307 thousand)
4. Bonds and Notes at March 31, 2004 included subordinated bonds and notes of ¥2,211,785 million ($20,938,987 thousand).

*1 Indicates the total amount of straight bonds issued by the domestic consolidated subsidiary, Mizuho Trust and Banking Co., Ltd.
*2 Indicates the total amount of straight bonds issued by MHCB.
*3 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Financial Group (Cayman) Limited.
*4 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, MHAT Finance (Aruba) A.E.C..
*5 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Finance (Aruba) A.E.C..
*6 Indicates the total amount of straight bonds issued by overseas consolidated subsidiaries, Mizuho Finance (Cayman) Limited and Mizuho Finance (Curaço) N.V.
*7 Indicates the total amount of straight bonds issued by the domestic consolidated subsidiary, Mizuho Securities Co., Ltd. and overseas consolidated subsidiaries, Mizuho Corporate Asia (HK) Limited, Mizuho International plc and Mizuho Corporate Bank (USA).

Major components of Bonds and Notes at March 31, 2003 were as follows:

Issuer	Description	Issue	Millions of yen	Interest rates	Due
Mizuho Holdings	Straight Bonds	Nov. 2000	¥ 850,000 [—]	0.62%–2.67%	Mar. 2008–
*1	Straight Bonds	Mar. 1998– Aug. 2001	127,900 [—]	1.32%–4.02%	Dec. 2010–
*2	Straight Bonds	Sept. 1997	3,100 [—]	3.00%	Nov. 2012
*3	Straight Bonds	Dec. 1995– Apr. 2001	89,100 [—]	0.57%–3.59%	Apr. 2010–
*4	Straight Bonds	Mar. 1993– Sep. 2002	655,794 [—] (US$110,000 thousand)	0.00%–5.10%	Dec. 2005
*5	Straight Bonds	Jun. 1995– Mar. 2000	649,490 [—] (US$1,283,374 thousand)	0.00%–8.80%	Apr. 2004
*6	Straight Bonds	Aug. 1995– Mar. 2003	93,220 [44,337] (US$81,922 thousand) (EUR9,130 thousand)	0.00%–9.00%	Apr. 2003– Feb. 2021
Total			**¥ 2,468,606**		

Notes: 1. Figures indicated in brackets [ ] represent the amounts to be redeemed within one year.
2. The amount of foreign currency denominated bonds is shown in the original currencies in parentheses ( ).
3. Bonds and Notes at March 31, 2003 included subordinated bonds and notes of ¥2,355,788 million.
*1 Indicates the total amount of straight bonds issued by the domestic consolidated subsidiary, Mizuho Trust and Banking Co., Ltd.
*2 Indicates the amount of straight bonds issued by MHCB.
*3 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, MHAT Finance (Aruba) A.E.C..
*4 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Finance (Aruba) A.E.C..
*5 Indicates the total amount of straight bonds issued by overseas consolidated subsidiaries, Mizuho Finance (Cayman) Limited and Mizuho Finance (Curaçao) N.V.
*6 Indicates the total amount of straight bonds issued by overseas consolidated subsidiaries, Mizuho Corporate Australia Ltd., Mizuho Corporate Asia (HK) Limited, Mizuho International plc and Mizuho Corporate Bank (USA).

Bonds with Stock Options at March 31, 2003 were as follows:

Issuer	Description of Debentures	Issue	Millions of yen	Interest rates	Due
*	Bonds with Stock Options	Jul. 1988	¥ 3,858 [3,858] (US$32,103 thousand)	2.87%	Sep. 2003

Notes: 1. Figures indicated in brackets [ ] represent the amounts to be redeemed within one year.
2. The amount of foreign currency denominated bonds is shown in the original currency in parentheses ( ).
3. * indicates the total amount of bonds with stock options issued by the domestic consolidated subsidiary Mizuho Trust and Banking Co., Ltd.
4. Details are as follows:

Description	Convertible period	Conversion price	Issuing share	Capitalization
US$ denominated Bonds with Stock Options due Sept. 30, 2003	Aug. 15, 1988–Sept. 22, 2003	¥1,814.90	Common stock	¥ 908/share

20. Other Liabilities

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Accrued Expenses	¥ 183,532	¥ 228,144	$ 1,737,500
Unearned Income	138,347	160,337	1,309,739
Income Taxes Payable	84,910	97,910	803,848
Securities Borrowed	—	136	—
Derivatives	1,814,635	1,379,903	17,179,165
Other	2,184,749	3,660,121	20,683,036
Total	**¥ 4,406,174**	**¥ 5,526,554**	**$ 41,713,288**

21. Reserve for Employee Retirement Benefits

(1) Employees of major domestic consolidated subsidiaries are entitled, with some conditions, to receive lump-sum indemnities or annuity payments for life upon their termination of employment. The amount of the benefits is determined by the current rate of pay, length of service and the conditions under which their termination occurs.

The major domestic consolidated subsidiaries have contributory funded defined benefit pension plans under the Japanese Welfare Pension Insurance Law (the "JWPIL") which are qualified by the tax authority and severance indemnity plans. The pension plans under the JWPIL cover a portion of the governmental welfare pension program, under which the contributions are made by such subsidiaries and their employees.

Certain domestic consolidated banking subsidiaries have established self-insured pension plans.

In addition, domestic banking and certain trust banking consolidated subsidiaries have established employee retirement benefit trusts.

(2) Reserve for Employee Retirement Benefits was reconciled as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Projected Benefit Obligations	¥ (1,141,686)	¥ (1,491,244)	$ (10,808,357)
Plan Assets	1,067,726	1,008,021	10,108,175
Unfunded Retirement Benefit Obligations	(73,960)	(483,223)	(700,183)
Unrecognized Net Obligation at Date of Initial Application	24,550	63,219	232,422
Unrecognized Actuarial Differences	580,419	733,415	5,494,836
Net Amounts	531,010	313,410	5,027,076
Prepaid Pension Cost	562,989	339,973	5,329,823
Reserve for Employee Retirement Benefits	**¥ (31,979)**	**¥ (26,562)**	**$ (302,747)**

Notes: 1. The above Projected Benefit Obligations does not include additional retirement benefits paid to employees.
2. The above Projected Benefit Obligations includes the amount measured by certain consolidated subsidiaries under the non-actuarial method.
3. The above figures at March 31, 2003 includes the substitutional Portion of Mizuho Pension Fund.
4. The above Plan Assets at March 31, 2004 does not include ¥281,509 million ($2,665,055 thousand) of unrecognized plan assets.

(3) Breakdown of Retirement Benefit Expenses was as follows:

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2004	2003	2004
Service Cost*1	¥ 27,983	¥ 27,200	$ 264,917
Interest Cost	32,778	40,817	310,313
Expected Return on Plan Assets	(39,828)	(41,080)	(377,058)
Gain on Plan Amendment (Prior Service Cost)	(14,426)	(571)	(136,572)
Amortization of Actuarial Differences	69,423	38,279	657,235
Amortization of Unrecognized Net Obligation at Date of Initial Application	28,081	32,967	265,852
Other (such as Extra Retirement Benefit)	1,915	6,945	18,135
Net Retirement Benefit Expenses	**105,928**	**104,557**	**1,002,822**
Gains on Return of Substitutional Portion of Mizuho Pension Fund	(45,169)	—	(427,621)
Net Expenses related to Retirement Benefit	**¥ 60,758**	**¥ 104,557**	**$ 575,201**

*1 Retirement benefit expenses of some consolidated subsidiaries which adopt the non-actuarial method for calculating projected benefit obligations are included in Service Cost in full.

(4) Assumptions used in calculation of the above information were as follows:

	2004	2003
Discount rate	mainly 2.5%	2.1–2.5%
Expected rate of return on plan assets	mainly 3.5%	1.3–6.2%
Method of attributing the projected benefits to periods of services	Straight-line basis	Straight-line basis
Prior Service Cost	Charged to Income (Loss) in the year	Charged to Income (Loss) in the year
Amortization of unrecognized actuarial differences	Primarily 10-12 years	Primarily 10-12 years
Amortization of unrecognized net obligation at date of initial application	Primarily 5 years	Primarily 5 years

22. Other Reserves

At March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Reserve for Contingencies*1	¥ 132,739	¥ 141,124	$ 1,256,643
Reserve for Contingent Liabilities from Futures Transactions	80	64	761
Reserve for Contingent Liabilities from Securities Transactions	1,292	819	12,234
Total	**¥ 134,111**	**¥ 142,008**	**$ 1,269,638**

*1 Reserve for Contingencies is maintained to cover losses arising from matters not covered by other specific reserves that are probable to take place and that are determinable in amounts.

23. Acceptances and Guarantees

(1) All commitments and contingent liabilities of a material nature resulting from guarantees or otherwise are included in the contra-accounts "Acceptances and Guarantees" and "Customers' Liabilities for Acceptances and Guarantees."

The outstanding balance of the accounts were as follows:

At March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Acceptances	¥ 7,023	¥ 10,110	$ 66,490
Letters of Credit	69,844	42,004	661,221
Guarantees	3,570,745	4,093,296	33,804,270
Total	**¥ 3,647,613**	**¥ 4,145,411**	**$ 34,531,981**

(2) The principal amounts promised to be indemnified for money trusts and loan trusts, which are entrusted to domestic consolidated trust banking subsidiaries, were ¥824,741 million ($7,807,839 thousand) and ¥869,287 million ($8,229,553 thousand) as of March 31, 2004, respectively, and ¥886,055 million and ¥1,167,331 million as of March 31, 2003, respectively.

24. Revaluation of Land

In accordance with the Land Revaluation Law, land used for business operations of domestic consolidated banking subsidiaries was revalued on March 31, 1998. In accordance with Article 119 of the 1998 Cabinet Order Article 2-4 of the Enforcement Ordinance relating to the Land Revaluation Law, the revaluation was performed by the method of calculating the value along with reasonable adjustments, such as for the condition of the land.

The income tax on the entire excess of revaluation is included in Deferred Tax Liabilities for Revaluation Reserve for Land, and the remainder, net of the tax, is stated as Revaluation Reserve for Land in Shareholders' Equity.

The difference at the balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥253,406 million ($2,398,997 thousand) and ¥303,917 million as of March 31, 2004 and 2003, respectively.

25. Common Stock and Preferred Stock

Common Stock and Preferred Stock at March 31, 2004 and 2003 were as follows:

As of March 31, 2004 Class of stock	Number of shares Authorized	 Issued and outstanding	Per share (Yen) Interim cash dividend	 Year-end cash dividend	 Liquidation value	Convertible or not	With redemption or not
Common Stock	25,000,000	11,926,964.67	¥ —	¥ 3,000	¥ —	No	No
First Series Class I Preferred Stock	33,000	33,000	—	22,500	3,000,000	Yes	No
Second Series Class II Preferred Stock	100,000	100,000	—	8,200	2,000,000	Yes	No
Third Series Class III Preferred Stock	100,000	100,000	—	14,000	2,000,000	Yes	No
Fourth Series Class IV Preferred Stock	150,000	150,000	—	47,600	2,000,000	No	Yes
Fifth Series Class V Preferred Stock	/	/	—	/	/	/	/
Sixth Series Class VI Preferred Stock	150,000	150,000	—	42,000	2,000,000	No	Yes
Seventh Series Class VII Preferred Stock	125,000	125,000	—	11,000	2,000,000	Yes	Yes
Eighth Series Class VIII Preferred Stock	125,000	125,000	—	8,000	2,000,000	Yes	Yes
Ninth Series Class IX Preferred Stock	140,000	140,000	—	17,500	1,250,000	Yes	No
Tenth Series Class X Preferred Stock	140,000	140,000	—	5,380	1,250,000	Yes	No
Eleventh Series Class XI Preferred Stock	1,404,000	943,740	—	20,000	1,000,000	Yes	No
Twelfth Series Class XI Preferred Stock		5,500	—	2,500	1,000,000	Yes	No
Thirteenth Series Class XIII Preferred Stock	1,500,000	36,690	—	30,000	1,000,000	No	Yes

As of March 31, 2003 Class of stock	Number of shares Authorized	 Issued and outstanding	Per share (Yen) Interim cash dividend	 Year-end cash dividend	 Liquidation value	Convertible or not	With redemption or not
Common Stock	25,000,000	10,582,426.71	¥ —	¥ —	¥ —	No	No
First Series Class I Preferred Stock	33,000	33,000	—	22,500	3,000,000	Yes	No
Second Series Class II Preferred Stock	100,000	100,000	—	8,200	2,000,000	Yes	No
Third Series Class III Preferred Stock	100,000	100,000	—	14,000	2,000,000	Yes	No
Fourth Series Class IV Preferred Stock	150,000	150,000	—	47,600	2,000,000	No	Yes
Fifth Series Class V Preferred Stock	/	/	—	/	/	/	/
Sixth Series Class VI Preferred Stock	150,000	150,000	—	42,000	2,000,000	No	Yes
Seventh Series Class VII Preferred Stock	125,000	125,000	—	11,000	2,000,000	Yes	Yes
Eighth Series Class VIII Preferred Stock	125,000	125,000	—	8,000	2,000,000	Yes	Yes
Ninth Series Class IX Preferred Stock	140,000	140,000	—	17,500	1,250,000	Yes	No
Tenth Series Class X Preferred Stock	140,000	140,000	—	5,380	1,250,000	Yes	No
Eleventh Series Class XI Preferred Stock	1,500,000	943,740	—	165	1,000,000	Yes	No
Twelfth Series Class XI Preferred Stock		101,500	—	21	1,000,000	Yes	No
Thirteenth Series Class XIII Preferred Stock	1,500,000	36,690	—	247	1,000,000	No	Yes

Note: All the outstanding Fifth Series Class V Preferred Stock was converted into Common Stock on February 1, 2002.

Holders or registered pledgees of Preferred Stocks are entitled to receive annual dividends, and distribution of residual assets of MHFG, as set out above in priority to holders of Common Stocks but *pari passu* among themselves.

MHFG may pay up to one-half of the annual dividend payable on each class of Preferred Stocks as an interim dividend.

Dividends on the Preferred Stocks are not cumulative. Holders of Preferred Stocks are not entitled to vote at a general meeting of shareholders except where the articles of incorporation entitle holders of Preferred Stocks to vote.

All Preferred Stocks except Class IV Preferred Stocks, Class VI Preferred Stocks and Class XIII Preferred Stocks are convertible into Common Stocks at the option of the holder. Material terms and conditions of conversion are as follows:

	Conversion period*1	Conversion ratio*2
First Series Class I Preferred Stocks	March 12, 2003 to July 31, 2005	4.000 to be reset on August 1 of each year between 2003 and 2004 (each, a "Reset Date") as ¥3,000,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the Tokyo Stock Exchange (the "TSE") for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date, provided that the reset conversion ratio shall be neither less than the conversion ratio applicable on the date immediately prior to the Reset Date nor more than 4.000.
Second Series Class II Preferred Stocks	August 1, 2004 to July 31, 2006	¥2,000,000/(current market price x 1.025), where the current market price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to August 1, 2004 and (y) ¥637,600, to be reset on August 1, 2005 using the same formula *mutatis mutandis*.
Third Series Class III Preferred Stocks	August 1, 2005 to July 31, 2008	¥2,000,000/(current market price x 1.025), where the current market price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to August 1, 2005 and (y) ¥637,600, to be reset on August 1, 2006 and August 1, 2007 using the same formula *mutatis mutandis*.
Seventh Series Class VII Preferred Stocks	October 1, 2006 to January 31, 2011	¥2,000,000/(conversion price), where the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to October 1, 2006 multiplied by 1.025 and (y) ¥420,000; to be reset on October 1 of each year between 2007 and 2010 (each, a "Reset Date") as ¥2,000,000/(conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price effective as of the Reset Date, provided that the conversion price shall not be less than 80% of the initial conversion price.

Eighth Series Class VIII Preferred Stocks	October 1, 2004 to January 31, 2009	¥2,000,000/(conversion price), where the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to October 1, 2004 multiplied by 1.025 and (y) ¥540,000; to be reset on October 1 of each year between 2005 and 2008 (each, a "Reset Date") as ¥2,000,000/(conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price effective as of the Reset Date, provided that the conversion price shall not be less than 70% of the initial conversion price.
Ninth Series Class IX Preferred Stocks	September 1, 2003 to August 31, 2009	¥1,250,000/(conversion price), where the current conversion price is ¥331,000, and thereafter the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to September 1 of each year between 2004 and 2008 multiplied by 1.025 and (y) ¥331,000.
Tenth Series Class X Preferred Stocks	July 1, 2003 to August 31, 2009	¥1,250,000/(conversion price), where the current conversion price is ¥331,000, and thereafter the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to September 1 of each year between 2003 and 2008 multiplied by 1.025 and (y) ¥331,000.
Eleventh Series Class XI Preferred Stocks	July 1, 2008 to June 30, 2016	¥1,000,000/(conversion price), where the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2008 and (y) ¥50,000; to be reset on July 1 of each year between 2009 and 2015 (each, a "Reset Date") as ¥1,000,000/(conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price effective as of the Reset Date, provided that the conversion price shall not be less than 60% of the initial conversion price or ¥50,000.
Twelfth Series Class XI Preferred Stocks	July 1, 2003 to June 30, 2011	¥1,000,000/(conversion price), where the current conversion price is ¥71,400, and thereafter the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1 of each year between 2004 and 2010 (each a "Reset Date") and (y) the conversion price effective as of the Reset Date, provided that the conversion price shall not be less than 60% of the initial conversion price.

Notes: 1. If the date to determine the shareholders entitled to exercise their voting rights at a general meeting of the shareholders of MHFG (the "Record Date") is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.
2. Subject to adjustment, where allotment of new Common Stocks for a subscription price below the "current market price" or "conversion price," a stock split, allotment of securities convertible into Common Stocks at a conversion ratio more favorable than the Preferred Stocks, merger or amalgamation, or a capital decrease or consolidation occurs and in certain other circumstances.

Each Preferred Stock which has not been converted as described above by the end of the relevant conversion period will be converted into Common Stocks on the day following the end of the conversion period on the following terms:

First Series Class I Preferred Stocks	August 1, 2005	¥3,000,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to August 1, 2005, provided that the conversion ratio shall not be more than 4.000 (*).
Second Series Class II Preferred Stocks	August 1, 2006	¥2,000,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to August 1, 2006, provided that the conversion ratio shall not be more than 3.137 (*).
Third Series Class III Preferred Stocks	August 1, 2008	¥2,000,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to August 1, 2008, provided that the conversion ratio shall not be more than 3.137 (*).
Seventh Series Class VII Preferred Stocks	February 1, 2011	¥2,000,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to February 1, 2011, provided that the conversion ratio shall not be more than the figure obtained by dividing ¥2,000,000 by the amount equal to 60% of the amount obtained by dividing ¥2,000,000 by the initial conversion ratio.
Eighth Series Class VIII Preferred Stocks	February 1, 2009	¥2,000,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to February 1, 2009, provided that the conversion ratio shall not be more than the figure obtained by dividing ¥2,000,000 by the amount equal to 60% of the amount obtained by dividing ¥2,000,000 by the initial conversion ratio.
Ninth Series Class IX Preferred Stocks	September 1, 2009	¥1,250,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to September 1, 2009, provided that the conversion ratio shall not be more than the number obtained by dividing ¥1,250,000 by ¥331,000.

* Subject to adjustment, where a stock split or consolidation of share capital occurs.

Tenth Series Class X Preferred Stocks	September 1, 2009	¥1,250,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to September 1, 2009, provided that the conversion ratio shall not be more than the number obtained by dividing ¥1,250,000 by ¥331,000.
Eleventh Series Class XI Preferred Stocks	July 1, 2016	¥1,000,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2016, provided that the current market price shall not be less than 60% of initial conversion price or ¥50,000.
Twelfth Series Class XI Preferred Stocks	July 1, 2011	¥1,000,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2011, provided that the current market price shall not be less than 60% of initial conversion price or ¥50,000.

The number of common stocks held by subsidiaries and affiliates is 1,163 thousand and 1,166 thousand as of March 31, 2004 and 2003, respectively.

26. Interest Income and Interest Expenses

For the Fiscal Years ended March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Interest Income:			
Loans and Bills Discounted	¥ 1,183,736	¥ 1,433,961	$ 11,206,440
Securities	296,733	347,927	2,809,174
Call Loans and Bills Purchased	5,176	11,125	49,006
Due from Banks	24,840	42,801	235,161
Receivables under Resale Agreements	74,290	113,940	703,311
Securities Borrowing Transactions	1,718	770	16,269
Other Interest Income	36,209	40,710	342,796
Total	**1,622,704**	**1,991,236**	**15,362,157**
Interest Expenses:			
Deposits	112,878	193,915	1,068,626
Debentures	92,744	117,776	878,017
Amortization of Deferred Debenture Charges	—	3,146	—
Call Money and Bills Sold	2,858	7,024	27,060
Payables under Repurchase Agreements	116,306	189,919	1,101,070
Securities Lending Transactions	12,130	8,724	114,836
Commercial Paper	1,006	841	9,531
Borrowed Money	34,548	44,228	327,073
Bonds and Notes	45,914	59,883	434,670
Bonds with Stock Options	47	179	452
Other Interest Expenses	19,267	109,219	182,403
Total	**437,703**	**734,859**	**4,143,738**
Net	**¥ 1,185,001**	**¥ 1,256,377**	**$ 11,218,419**

Note: In accordance with revision of the Enforcement Regulations of the Long-term Credit Bank Law, Amortization of Deferred Debenture Charges for the fiscal year ended March 31, 2004 is included in Interest Expenses under Debentures.

27. Trading Income

For the Fiscal Years ended March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Trading Income:			
Net Gains on Trading Securities and Derivatives	¥ 138,846	¥ 65,294	$ 1,314,458
Net Gains on Securities Held to Hedge Trading Transactions	—	5,777	—
Net Gains on Derivatives for Trading Transactions	91,753	171,487	868,634
Other Trading Income	1,855	1,965	17,570
Total	**¥ 232,455**	**¥ 244,524**	**$ 2,200,662**

28. Other Operating Income

For the Fiscal Years ended March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Gains on Foreign Exchange Transactions	¥ 96,058	¥ 74,342	$ 909,389
Gains on Sales of Bonds	249,037	276,107	2,357,636
Other	61,386	66,523	581,142
Total	**¥ 406,481**	**¥ 416,972**	**$ 3,848,167**

29. Other Income

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2004	2003	2004
Gains on Sales of Stock and Other Securities	¥ 251,929	¥ 75,862	$ 2,385,014
Gains on Money Held in Trust	526	792	4,989
Gains on Sales of Premises and Equipment	8,413	1,285	79,651
Recovery on Written-off Claims	2,555	4,210	24,190
Gains on Securities Contributed to Employee Retirement Benefit Trust	60,735	43,847	574,983
Enterprise Tax Refund and Interest on the Refund	58,198	—	550,966
Gains on Return of Substitutional Portion of Mizuho Pension Fund	45,169	—	427,621
Amortization of Prior Service Costs	14,426	—	136,572
Other	61,918	117,434	586,182
Total	**¥ 503,872**	**¥ 243,434**	**$ 4,770,168**

30. Other Operating Expenses

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2004	2003	2004
Amortization of Debenture Issuance Costs	¥ 777	¥ 2,326	$ 7,362
Losses on Sales of Bonds	116,146	60,917	1,099,557
Losses on Devaluation of Bonds	1,670	2,897	15,811
Other	81,026	84,075	767,079
Total	**¥ 199,620**	**¥ 150,217**	**$ 1,889,809**

31. Other Expenses

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2004	2003	2004
Provision for Reserve for Possible Losses on Loans	¥ 65,424	¥ 932,421	$ 619,375
Write-offs of Claims	209,509	735,111	1,983,426
Losses on Sales of Stocks and Other Securities	27,639	389,498	261,667
Losses on Devaluation of Stocks and Other Securities	18,900	607,474	178,932
Losses on Money Held in Trust	109	1,780	1,040
Provision for Reserve for Possible Losses on Loans Sold	—	10,763	—
Losses on Dispositions of Premises and Equipment	129,006	102,104	1,221,305
Equity in Losses from Investment in Affiliates	—	3,491	—
Amortization of Unrecognized Net Obligation at Date of Initial Application of the Accounting Standard for Employee Retirement Benefits	28,081	32,967	265,852
Transfer to Reserve for Contingencies	—	6,920	—
Other	130,400	679,082	1,234,503
Total	**¥ 609,073**	**¥ 3,501,617**	**$ 5,766,100**

32. Cash Flows

Cash and Cash Equivalents reconciles to Cash and Due from Banks on the Consolidated Balance Sheets as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Cash and Due from Banks	¥ 6,813,510	¥ 7,849,717	$ 64,503,559
Less: Due from Banks except for due from Central Banks	(1,283,846)	(801,212)	(12,154,182)
Cash and Cash Equivalents	¥ 5,529,664	¥ 7,048,505	$ 52,349,377

33. Lease Transactions

Finance Leases (Lessees)

The Acquisition Cost Equivalents, Accumulated Depreciation Equivalents and Book Value Equivalents relating to finance lease transactions accounted for as operating leases were summarized as follows:

	Millions of yen					
	2004			2003		
At March 31,	Equipment	Others	Total	Equipment	Others	Total
Acquisition Cost Equivalents	¥ 83,140	¥ 4,706	¥ 87,847	¥ 70,731	¥ 2,250	¥ 72,982
Accumulated Depreciation Equivalents	(52,233)	(2,921)	(55,154)	(46,566)	(1,175)	(47,742)
Book Value Equivalents	¥ 30,907	¥ 1,785	¥ 32,692	¥ 24,164	¥ 1,074	¥ 25,239

	Thousands of U.S. dollars		
	2004		
At March 31,	Equipment	Others	Total
Acquisition Cost Equivalents	$ 787,095	$ 44,556	$ 831,651
Accumulated Depreciation Equivalents	(494,498)	(27,653)	(522,151)
Book Value Equivalents	$ 292,597	$ 16,903	$ 309,500

Future lease payments subsequent to the end of the fiscal year for finance leases accounted for as operating leases (including the interest portion thereon) were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Due in One Year or Less	¥ 14,477	¥ 12,031	$ 137,060
Due after One Year	35,072	29,809	332,031
Total	**¥ 49,550**	**¥ 41,841**	**$ 469,091**

Lease expense, depreciation equivalents and interest expense equivalents relating to finance leases accounted for as operating leases amounted to ¥14,433 million ($136,639 thousand), ¥13,754 million ($130,210 thousand), and ¥1,161 million ($10,992 thousand), respectively for the fiscal year ended March 31, 2004, and ¥13,242 million, ¥16,132 million, and ¥1,313 million, respectively for the fiscal year ended March 31, 2003.

Notes: 1. The computing method for the amount of depreciation equivalents is as follows:
Depreciation equivalents are calculated by the declining-balance method, computed by multiplying the amounts by 10/9, which itself is computed assuming that the useful life is the lease term and that the residual value at the end of the lease term is 10% of the acquisition cost.
2. The computing method for the amount of interest expenses equivalents is as follows:
The amounts are defined as the difference between total lease payments and acquisition cost equivalents, which are allocated over the lease term by the interest method.

Operating Leases

The future lease payments subsequent to the end of fiscal year for operating lease transactions were summarized as follows:

Lessees:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Due in One Year or Less	¥ 25,563	¥ 12,828	$ 242,014
Due after One Year	159,353	90,492	1,508,602
Total	**¥ 184,917**	**¥ 103,320**	**$ 1,750,616**

Lessors:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Due in One Year or Less	¥ —	¥ 79	$ —
Due after One Year	—	106	—
Total	**¥ —**	**¥ 186**	**$ —**

34. Deferred Tax Assets and Liabilities

Deferred Tax Assets and Liabilities consisted of the following:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Deferred Tax Assets:			
Tax Losses Carried Forward	¥ 2,088,231	¥ 2,257,910	$ 19,769,308
Securities	1,011,479	515,460	9,575,684
Reserve for Possible Losses on Loans	805,786	1,026,644	7,628,386
Securities Contributed to Employee Retirement Benefit Trust	210,715	132,214	1,994,847
Other	242,353	219,325	2,294,361
Deferred Tax Assets Subtotal:	4,358,566	4,151,554	41,262,586
Valuation Allowance	(2,461,786)	(1,809,550)	(23,305,748)
Net	**¥ 1,896,780**	**¥ 2,342,003**	**$ 17,956,838**
Deferred Tax Liabilities:			
Prepaid Pension Cost	¥ (213,062)	¥ (126,167)	$ (2,017,066)
Net Unrealized Gains on Other Securities	(308,578)	—	(2,921,317)
Other	(42,165)	(89,869)	(399,184)
Total	**¥ (563,807)**	**¥ (216,036)**	**$ (5,337,567)**
Net Deferred Tax Assets	**¥ 1,332,973**	**¥ 2,125,967**	**$ 12,619,271**

Balances reported on the Consolidated Balance Sheets:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Deferred Tax Assets	¥ 1,361,766	¥ 2,130,243	$ 12,891,850
Deferred Tax Liabilities	(28,792)	(4,276)	(272,579)
Net Deferred Tax Assets	**¥ 1,332,973**	**¥ 2,125,967**	**$ 12,619,271**

MHFG and domestic subsidiaries are subject to a number of different income taxes.

As at March 31, 2004 and 2003 the reconciliation of the statutory tax rate of MHFG to the effective income tax rate was as follows. No figures are shown for 2003 as a net loss was recorded.

At March 31,	2004	2003
Statutory tax rate	**42.05 %**	**— %**
Changes in Valuation Allowance	12.11	—
Effect of tax rates of domestic subsidiaries	(3.83)	—
Investment in subsidiaries	(1.30)	—
Other	(1.83)	—
Effective income tax rate	**47.19 %**	**— %**

35. Segment Information

(1) Segment Information by Type of Business

Segment information by type of business at March 31, 2003 and for the fiscal year ended March 31, 2003 has not been presented, as the percentages of those activities are insignificant. Segment information by type of business at March 31, 2004 and for the fiscal year ended March 31, 2004 was as follows:

Millions of yen

2004 Type of Business	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profit	Total Asset	Depreciation Expense	Capital Expenditure
Banking Business	¥ 2,752,455	¥ 26,740	¥ 2,779,196	¥ 1,953,785	¥ 825,411	¥ 127,414,246	¥ 121,592	¥ 161,011
Securities Business	273,290	28,821	302,111	233,057	69,054	13,111,932	8,398	6,449
Other	174,880	115,341	290,221	270,505	19,716	1,152,880	9,872	5,667
Total	**3,200,626**	**170,903**	**3,371,529**	**2,457,348**	**914,181**	**141,679,059**	**139,863**	**173,127**
Elimination	—	(170,903)	(170,903)	(153,208)	(17,694)	(3,928,967)	—	—
Consolidated Results	**¥ 3,200,626**	**¥ —**	**¥ 3,200,626**	**¥ 2,304,139**	**¥ 896,486**	**¥ 137,750,091**	**¥ 139,863**	**¥ 173,127**

Thousands of U.S. dollars

2004 Type of Business	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profit	Total Asset	Depreciation Expense	Capital Expenditure
Banking Business	$26,057,520	$ 253,152	$26,310,672	$18,496,499	$7,814,173	$1,206,231,625	$1,151,114	$1,524,295
Securities Business	2,587,240	272,851	2,860,091	2,206,354	653,737	124,130,759	79,512	61,054
Other	1,655,594	1,091,939	2,747,533	2,560,879	186,654	10,914,329	93,462	53,651
Total	**30,300,354**	**1,617,942**	**31,918,296**	**23,263,732**	**8,654,564**	**1,341,276,713**	**1,324,088**	**1,639,000**
Elimination	—	(1,617,942)	(1,617,942)	(1,450,425)	(167,517)	(37,195,570)	—	—
Consolidated Results	**$30,300,354**	**$ —**	**$30,300,354**	**$21,813,307**	**$8,487,047**	**$1,304,081,143**	**$1,324,088**	**$1,639,000**

Notes: 1. Ordinary Income represents Total Income less certain special income, and Ordinary Expenses represent Total Expenses less certain special expenses.

2. Ordinary Profit represents Ordinary Income less Ordinary Expenses.

3. Major components of Type of Business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: credit card business, investment advisory business and other

Notes to Consolidated Financial Statements

(2) Segment Information by Geographic Area

Segment information by geographic area at March 31, 2004 and 2003 and for the fiscal years ended March 31, 2004 and 2003 was as follows:

Millions of yen

2004 Geographic Area	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profit	Total Assets
Japan	¥ 2,760,211	¥ 143,450	¥ 2,903,662	¥ 2,063,911	¥ 839,751	¥ 128,677,634
Americas	177,703	89,879	267,582	194,577	73,005	12,172,914
Europe	185,295	9,557	194,852	181,283	13,568	6,824,656
Asia / Oceania excluding Japan	77,415	1,006	78,422	38,997	39,424	4,037,664
Total	**3,200,626**	**243,893**	**3,444,519**	**2,478,769**	**965,750**	**151,712,869**
Elimination and General Corporate Assets	—	(243,893)	(243,893)	(174,630)	(69,263)	(13,962,777)
Consolidated Results	**¥ 3,200,626**	**¥ —**	**¥ 3,200,626**	**¥ 2,304,139**	**¥ 896,486**	**¥ 137,750,091**

Millions of yen

2003 Geographic Area	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profit (Loss)	Total Assets
Japan	¥ 2,716,129	¥ 25,237	¥ 2,741,366	¥ 4,914,101	¥ (2,172,734)	¥ 126,050,751
Americas	327,148	92,806	419,954	349,570	70,384	13,504,905
Europe	278,081	54,865	332,947	383,136	(50,188)	7,543,064
Asia / Oceania excluding Japan	114,637	17,314	131,952	98,838	33,114	5,016,293
Total	**3,435,997**	**190,224**	**3,626,221**	**5,745,645**	**(2,119,424)**	**152,115,014**
Elimination and General Corporate Assets	—	(190,224)	(190,224)	(179,101)	(11,122)	(18,082,267)
Consolidated Results	**¥ 3,435,997**	**¥ —**	**¥ 3,435,997**	**¥ 5,566,544**	**¥ (2,130,547)**	**¥ 134,032,747**

Thousands of U.S. dollars

2004 Geographic Area	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profit	Total Assets
Japan	$ 26,130,943	$ 1,358,049	$ 27,488,992	$ 19,539,062	$ 7,949,930	$1,218,192,126
Americas	1,682,318	850,888	2,533,206	1,842,065	691,141	115,241,070
Europe	1,754,195	90,477	1,844,672	1,716,214	128,458	64,609,070
Asia / Oceania excluding Japan	732,898	9,525	742,423	369,190	373,233	38,224,601
Total	**30,300,354**	**2,308,939**	**32,609,293**	**23,466,531**	**9,142,762**	**1,436,266,867**
Elimination and General Corporate Assets	—	(2,308,939)	(2,308,939)	(1,653,224)	(655,715)	(132,185,724)
Consolidated Results	**$ 30,300,354**	**$ —**	**$ 30,300,354**	**$ 21,813,307**	**$ 8,487,047**	**$1,304,081,143**

Notes:
1. Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations.
2. Ordinary Income represents Total Income less certain special income, and Ordinary Expenses represent Total Expenses less certain special expenses.
3. Ordinary Profit (Loss) represents Ordinary Income less Ordinary Expenses.
4. Americas includes the United States of America and Canada. Europe includes the United Kingdom. Asia / Oceania includes Hong Kong and the Republic of Singapore.
5. Until the fiscal year ended March 31, 2003, gains and losses relating to foreign exchange swaps for some of the domestic banking subsidiaries were reported in gross amounts on the statements of operations. However, effective the fiscal year ended March 31, 2004, the net amount of gains and losses are presented on the statements of operations as a result of the application of hedge accounting in accordance with JICPA Industry Audit Committee Report No. 25. As a result, for the fiscal year ended March 31, 2004, compared to the corresponding amounts under the previously applied method, Ordinary Income and Ordinary Expenses decreased by ¥6,798 million ($64,361 thousand), ¥4,666 million ($44,182 thousand), and ¥1,789 million ($16,939 thousand) for Japan, Europe, and Asia/Oceania excluding Japan, respectively.

6. Until the fiscal year ended March 31, 2003, the transitional treatment permitted by JICPA Industry Audit Committee Report No. 25 was applied to foreign currency transactions. However, effective the fiscal year ended March 31, 2004, in accordance with the general provisions of JICPA Industry Audit Committee Report No. 25, hedge accounting is applied to currency-swap transactions, exchange swap transactions and similar transactions for domestic banking and trust banking subsidiaries.
   As a result of the application of hedge accounting, as of March 31, 2004, currency-swap transactions and exchange swap transactions, which were accounted for on an accrual basis, are valued at fair value and the gross amount of the credit balance and the debt balance are recorded on the balance sheet in Other Assets and Other Liabilities, resulting in a decrease of Total Assets of ¥320 million ($3,033 thousand) and ¥43 million ($415 thousand) for Japan and Americas, respectively and an increase of Total Assets of ¥126 million ($1,198 thousand) and ¥1,695 million ($16,054 thousand) for Europe and Asia/Oceania excluding Japan, respectively, compared with the corresponding amounts under the previous methods.
   Until the fiscal year ended March 31, 2003, the net fair value of forward foreign exchange transactions other than those for the above hedging purposes was recorded in Other Assets or Other Liabilities on the balance sheets. However, effective the fiscal year ended March 31, 2004, the gross of fair value amounts are recorded on the balance sheet. As a result, as of March 31, 2004, Total Assets increased by ¥782,767 million ($7,410,464 thousand), ¥25,964 million ($245,808 thousand), ¥44,623 million ($422,453 thousand), and ¥29,331 million ($277,679 thousand) for Japan, Americas, Europe, and Asia/Oceania excluding Japan, respectively, compared with the corresponding amounts under the previous method.

(3) Ordinary Income from Overseas Entities

Ordinary Income from Overseas Entities for the fiscal years ended March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2004	2003	2004
Ordinary Income from Overseas Entities	¥ 440,414	¥ 719,867	$ 4,169,411
Total Ordinary Income	3,200,626	3,435,997	30,300,354
Ordinary Income from Overseas Entities' Ratio	13.76%	20.95%	/

Notes: 1. Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of MHCB, MHBK and other overseas subsidiaries excluding Inter-segment Ordinary Income. Ordinary Income from international operations is presented in lieu of Sales as is the case for non-financial companies.
2. Segment information on Ordinary Income from Overseas Entities is not presented as no such information is compiled.

36. Subsequent Events

(1) Appropriation of Retained Earnings

The following Appropriation of Retained Earnings was approved at the shareholders' meeting held on June 25, 2004.

		Millions of yen	Thousands of U.S. dollars
Cash Dividends:			
First Series Class I Preferred Shares	¥ 22,500 per Share	¥ 742	$ 7,029
Second Series Class II Preferred Shares	¥ 8,200 per Share	820	7,763
Third Series Class III Preferred Shares	¥ 14,000 per Share	1,400	13,254
Fourth Series Class IV Preferred Shares	¥ 47,600 per Share	7,140	67,594
Sixth Series Class VI Preferred Shares	¥ 42,000 per Share	6,300	59,642
Seventh Series Class VII Preferred Shares	¥ 11,000 per Share	1,375	13,017
Eighth Series Class VIII Preferred Shares	¥ 8,000 per Share	1,000	9,467
Ninth Series Class IX Preferred Shares	¥ 17,500 per Share	2,450	23,194
Tenth Series Class X Preferred Shares	¥ 5,380 per Share	753	7,131
Eleventh Series Class XI Preferred Shares	¥ 20,000 per Share	18,874	178,688
Twelfth Series Class XI Preferred Shares	¥ 2,500 per Share	13	130
Thirteenth Series Class XIII Preferred Shares	¥ 30,000 per Share	1,100	10,420
Common Shares	¥ 3,000 per Share	35,778	338,715

(2) Other

One of MHFG's domestic banking subsidiaries concluded the agreement of financial assistance to the business restructuring of Kowa Real Estate Co., Ltd. (the "Company") and its subsidiary Kowa Real Estate Sales Co., Ltd. on June 18, 2004. After the corporate split in the business restructuring, the loan to the Company in the amount of ¥175,700 million ($1,663,353 thousand) is expected to remain. However since the Company will continue its business, the recoverable amount will fluctuate, and therefore the loss amount for MHFG has not yet been determined.

37. Fair Value of Securities and Money Held in Trust

The following tables contain information relating to Securities, Cash and Due from Banks (negotiable certificates of deposit) and Other Debt Purchased (commercial paper, etc.) at March 31, 2004 and 2003.

Millions of yen

At March 31, 2004	Cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Bonds Held-to-Maturity:	¥ 915,604	¥ 1,147	¥ 482	¥ 916,270
Japanese National Government Bonds	897,546	1,119	482	898,183
Japanese Local Government Bonds	18,058	28	—	18,087
Other Securities*2:	27,895,257	1,018,867	298,435	28,615,689
Stocks*3	3,477,151	967,246	82,677	4,361,720
Bonds:	20,185,912	9,366	200,561	19,994,717
Japanese National Government Bonds	19,725,985	5,699	197,477	19,534,207
Japanese Local Government Bonds	97,725	2,321	844	99,202
Corporate Bonds	362,201	1,345	2,239	361,307
Other	4,232,193	42,254	15,196	4,259,251

Millions of yen

At March 31, 2003	Cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Other Securities*2:	¥ 21,804,533	¥ 359,370	¥ 378,942	¥ 21,784,962
Stocks*3	3,946,430	166,085	356,656	3,755,859
Bonds:	12,289,041	88,571	1,073	12,376,539
Japanese National Government Bonds	11,889,955	79,316	575	11,968,696
Japanese Local Government Bonds	110,364	6,703	40	117,027
Corporate Bonds	288,721	2,550	457	290,815
Other	5,569,061	104,713	21,212	5,652,563
Money Held in Trust				
Other Money Held in Trust	1,786	—	15	1,771

Thousands of U.S. dollars

At March 31, 2004	Cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Bonds Held-to-Maturity:	$ 8,668,038	$ 10,864	$ 4,565	$ 8,674,337
Japanese National Government Bonds	8,497,076	10,594	4,565	8,503,105
Japanese Local Government Bonds	170,962	270	—	171,232
Other Securities*2:	264,084,610	9,645,627	2,825,290	270,904,947
Stocks*3	32,918,218	9,156,934	782,712	41,292,440
Bonds:	191,100,185	88,671	1,898,717	189,290,139
Japanese National Government Bonds	186,746,048	53,960	1,869,522	184,930,486
Japanese Local Government Bonds	925,172	21,975	7,995	939,152
Corporate Bonds	3,428,965	12,736	21,200	3,420,501
Other	40,066,207	400,022	143,861	40,322,368

*1 A summary of Trading Securities and Money Held in Trust for Investment Purposes and related unrealized gains and losses is as follows:

At March 31,	Millions of yen 2004 Fair value	Millions of yen 2004 Unrealized gains (losses)	Millions of yen 2003 Fair value	Millions of yen 2003 Unrealized gains (losses)	Thousands of U.S. dollars 2004 Fair value	Thousands of U.S. dollars 2004 Unrealized gains (losses)
Trading Securities	¥ 5,592,183	¥ (2,702)	¥ 6,382,931	¥ 4,976	$ 52,941,247	$ (25,589)
Money Held in Trust for Investment Purposes	27,863	132	31,769	(26)	263,789	1,252

*2 In addition to the balances shown in the above table, Other Securities included securities without fair values such as unlisted stock (excluding OTC stock) of ¥837,239 million ($7,926,148 thousand) and ¥581,590 million and non-publicly offered bonds of ¥1,299,514 million ($12,302,510 thousand) and ¥1,026,310 million as of March 31, 2004 and 2003, respectively.

*3 Fair value of Stocks is determined based on the average market prices during one-month periods before the balance sheet dates.

Projected Redemption Amounts for Securities

Millions of yen

At March 31, 2004	Within 1 year	1–5 years	5–10 years	Over 10 years
Bonds:	¥ 10,212,773	¥ 7,348,507	¥ 3,892,826	¥ 735,730
Japanese National Government Bonds	9,965,129	6,183,640	3,656,500	626,483
Japanese Local Government Bonds	2,200	39,105	73,798	10,716
Corporate Bonds	245,443	1,125,761	162,527	98,530
Other	873,745	2,032,448	791,538	679,982
Total	**¥ 11,086,518**	**¥ 9,380,955**	**¥ 4,684,364**	**¥ 1,415,712**

Millions of yen

At March 31, 2003	Within 1 year	1–5 years	5–10 years	Over 10 years
Bonds:	¥ 3,677,837	¥ 5,138,277	¥ 4,420,842	¥ 165,867
Japanese National Government Bonds	3,567,541	4,143,028	4,148,350	109,776
Japanese Local Government Bonds	7,691	36,671	71,943	12,530
Corporate Bonds	102,604	958,576	200,548	43,561
Other	745,266	3,192,613	575,322	1,256,281
Total	**¥ 4,423,104**	**¥ 8,330,890**	**¥ 4,996,165**	**¥ 1,422,149**

Thousands of U.S. dollars

At March 31, 2004	Within 1 year	1–5 years	5–10 years	Over 10 years
Bonds:	$ 96,684,400	$ 69,568,371	$ 36,853,413	$ 6,965,164
Japanese National Government Bonds	94,339,953	58,540,567	34,616,113	5,930,929
Japanese Local Government Bonds	20,832	370,213	698,650	101,450
Corporate Bonds	2,323,615	10,657,591	1,538,650	932,785
Other	8,271,755	19,241,208	7,493,500	6,437,396
Total	**$104,956,155**	**$ 88,809,579**	**$ 44,346,913**	**$ 13,402,560**

Other Securities Sold during the Fiscal Year

Millions of yen

	2004			2003		
For the Fiscal Years ended March 31,	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Other Securities	¥ 46,704,782	¥ 483,208	¥ 130,946	¥ 48,709,089	¥ 352,189	¥ 435,822

Thousands of U.S. dollars

	2004		
For the Fiscal Year ended March 31,	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Other Securities	$442,154,529	$ 4,574,536	$1,239,673

Net Unrealized Gains (Losses) on Other Securities

Net Unrealized Gains (Losses) on Other Securities as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Difference between cost and fair value	¥ 720,256	¥ (19,752)	$ 6,818,678
Other Securities	720,256	(19,737)	6,818,678
Other Money Held in Trust	—	(15)	—
Deferred Tax Assets	105	560	997
Deferred Tax Liabilities	305,409	3,891	2,891,312
Difference between cost and fair value, net of Taxes	414,952	(23,084)	3,928,363
Amount corresponding to Minority Interests	23,862	1,592	225,905
Amount corresponding to Net Unrealized Gains on Other Securities owned by affiliated companies, which corresponds to the shareholdings of their investor companies	1,681	75	15,922
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	**¥ 392,772**	**¥ (24,600)**	**$ 3,718,380**

38. Derivatives Information

(1) Risk Control for Derivatives

(a) Details of Derivative Financial Products

MHFG transacts primarily in the following derivative financial products:

(i) **Interest rate-related products**
Swaps, interest rate guarantees (FRA options), futures, futures options, and options

(ii) **Currency-related products**
Futures, futures options, options, swaps, and forward trading

(iii) **Bond-related products**
Futures, futures options, and over-the-counter options

(iv) **Stock-related products**
Index futures, index futures options, and over-the-counter options

(v) **Other products**
Credit derivatives, commodity derivatives, weather derivatives, etc.

(b) Purposes for Using Derivative Financial Products

MHFG uses derivative financial products in response to the diverse needs of customers, for risk controls related to the assets and liabilities of MHFG as a part of asset and liability management ("ALM"), and for trading purposes.

As risk controls related to assets and liabilities, MHFG primarily utilizes portfolio-hedges, grouping numerous financial assets and liabilities, such as loans and deposits, with similar interest risk in accordance with risk management policies, by using interest rate swaps, etc., as hedging methods for cash-flow hedge or fair value hedge. MHFG applies hedge accounting to the majority of these products, treating them as deferred hedges. The effectiveness of the hedges are assessed by periodically checking, by regression analysis and other methods, whether the derivative financial products highly reduce the exposure to changes in fair values and variable cash flows from hedged items.

(c) Trading Guidelines

In accordance with the purposes of using derivative financial products, MHFG deals in derivative financial products based on the following guidelines:

(i) *Responding to customer needs*
After obtaining an adequate understanding of customer requirements, the group follows a common policy on selling financial products by recommending the most appropriate financial vehicle according to each customer's knowledge, experience and asset position. When actually making a sale, the group endeavors to give full explanations to its customers to ensure that they clearly understand the nature of each product, the risks involved and other important matters.

(ii) *Risk control of assets and liabilities of MHFG (ALM)*
MHFG's ALM & Market Risk Committee meets periodically to confirm or revise the trading guidelines for the purposes of securing stable income while appropriately controlling risk.

(iii) *Trading activities*
MHFG engages in trading activities to maximize income under reasonable risk limits and strict management.

(d) Details of Trading-Related Risk

The following are the main risks, inherent in derivatives trading.

(i) *Credit risk:*
The risk of incurring a loss because the counter-parties are unable to fulfill their obligations due to bankruptcy or other reasons.

(ii) *Market risk:*
The risk of incurring a loss because the value of the derivative products decreases due to fluctuations in market risk factors such as interest rates, foreign exchange rates and bond and stock prices.

(iii) *Market liquidity risk:*
The risk of incurring a loss from the inability to execute transactions in the market and/or execution at unfavorable prices due to illiquidity of the products.

(e) Derivative Trading Risk Control Structure

(i) Credit risk management structure

The Board of Directors determines important items concerning credit risk in accordance with the Basic Policy for Credit Risk Management. MHFG has established the Portfolio Management Committee as one of its business policy committees. This committee conducts overall deliberation on and adjustment of MHFG's credit portfolio management procedures. Under the authority of the Chief Risk Officer, the Risk Management Department and the Credit Risk Management Department jointly formulate and implement plans for basic matters related to credit risk management.

The amount of credit risk on derivatives trading (credit risk equivalent) calculated into the BIS capital adequacy ratio (international capital adequacy standards) is ¥3,291,479 million ($31,160,464 thousand) and ¥3,159,626 million on March 31, 2004 and 2003, respectively.

(ii) Market risk management structure

The Basic Policies for Market and Liquidity Risk Management are determined by the Board of Directors. MHFG's Risk Management Department is responsible for monitoring market risk, reports and analyses, proposals, setting limits, and for formulating and implementing plans relating to market risk management as a specialized risk management section.

MHFG and its consolidated subsidiaries have established a solid management structure for market risk including comprehensive management (ALM) of interest rate risk and other types of risk. Through this structure, they comprehensively ascertain and manage risk, while managing assets to secure stable income and appropriately controlling risk.

MHFG has established the ALM & Market Risk Committee as one of the business policy committees charged with conducting overall deliberation on and adjustment of market risk management procedures. The committee decides the entire group's monthly funding and investment policies, discusses and coordinates matters relating to ALM policies, risk planning and market risk management, and responds to emergencies such as sudden market changes.

In regard to reporting, the Risk Management Department receives the relevant data from the five core subsidiaries, as well as reports on risk profile and compliance with risk limits, both on a regular basis and as considered necessary. Based on these reports, MHFG obtains a solid grasp of the market risk management situation. Reports on the status of market risk and compliance with risk limits are submitted to the President on a daily basis, and to the Board of Directors and the Executive Management Committee on a regular basis and as considered necessary.

Value at Risk

Value at Risk (VAR) related to MHFG's trading activities is as follows:

(a) The standards used for calculating VAR
- Confidence interval: one-tailed 99.0% (two-tailed 98%)
- Holding period: 1 day
- Historical observation period: 1 year (265 business days, 264 return)

(b) VAR results during the period covered
- Maximum: ¥4.7 billion and ¥4.1 billion for the fiscal years ended March 31, 2004 and 2003, respectively
- Average: ¥3.1 billion and ¥2.9 billion for the fiscal years ended March 31, 2004 and 2003, respectively

The period covered is from April 1, 2002 to March 31, 2003 (MHHD's VAR results were used during the period from April 1, 2002 to January 7, 2003), and April 1, 2003 to March 31, 2004, respectively.

Note: *Value at Risk (VAR) is a method of measuring market risk. It is defined as the maximum possible loss that could be incurred on the portfolio as a result of market movements within a certain* period (holding period) and degree of probability (confidence interval). The actual amount of the VAR may vary according to the length of the holding periods and the confidence interval, as well as the models used for measuring the volatility of market risk factors.

Credit Risk Equivalent Amounts

Credit risk equivalent amounts at March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2004	2003	2004
Interest Rate Swaps	¥ 8,081,842	¥ 10,206,400	$ 76,510,863
Currency Swaps	859,968	869,011	8,141,325
Foreign Exchange Forward Transactions	810,997	550,671	7,677,722
Interest Rate Options (Buy)	190,952	137,792	1,807,746
Currency Options (Buy)	457,033	277,023	4,326,743
Other Financial Derivative Products	154,693	136,174	1,464,488
Effect of Reduction in the Credit Risk Equivalent Amount due to Lump-sum Settlement Netting Contracts	(7,264,008)	(9,017,447)	(68,768,423)
Total	**¥ 3,291,479**	**¥ 3,159,626**	**$ 31,160,464**

Note: *The above credit risk equivalent amounts are based on the consolidated capital adequacy ratio (a uniform international standard).*

(2) Market Value of Derivatives

The market value of derivatives at March 31, 2004 and 2003 was as follows:
In the following tables:
(i) Contract value represents notional amounts for swap transactions and contract amounts for other transactions.
(ii) Market values of listed contracts are based on the closing prices of the Tokyo Stock Exchange and the Tokyo International Financial Futures Exchange and others. Market values of over-the-counter contracts are based on the discounted value of future cash flows or option pricing models.

(a) Interest Rate-Related Transactions

Millions of yen

At March 31, 2004	Contract value Total	Contract value Over one year	Market value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	¥ 30,704,796	¥ 7,241,477	¥ (180,409)	¥ (180,409)
Bought	25,770,710	6,728,393	178,386	178,386
Options:				
Sold	18,791,169	2,598,498	(28,215)	11,994
Bought	19,322,815	2,527,514	41,067	23,832
Over-the-Counter:				
FRAs:				
Sold	26,462,539	2,509,421	11,306	11,306
Bought	22,583,896	1,784,556	(9,149)	(9,149)
Swaps:				
Receive Fixed / Pay Float	306,639,056	222,428,023	5,411,524	5,411,524
Receive Float / Pay Fixed	302,833,897	215,681,821	(5,223,310)	(5,223,310)
Receive Float / Pay Float	50,957,741	35,837,250	(875)	(875)
Receive Fixed / Pay Fixed	185,056	164,027	3,900	3,900
Options:				
Sold	10,045,468	4,260,798	(78,495)	(78,425)
Bought	10,184,210	4,170,538	83,418	83,199
Total	/	/	/	**¥ 231,973**

Millions of yen

At March 31, 2003	Contract value Total	Contract value Over one year	Market value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	¥ 30,372,072	¥ 2,736,609	¥ (218,281)	¥ (218,281)
Bought	31,180,316	2,709,882	222,582	222,582
Options:				
Sold	7,036,119	666,435	4,877	1,118
Bought	7,959,168	429,337	6,931	3,352
Over-the-Counter:				
FRAs:				
Sold	32,797,851	7,228,548	32,768	32,768
Bought	29,982,492	5,090,079	(33,979)	(33,979)
Swaps:				
Receive Fixed / Pay Float	264,936,816	178,494,093	8,028,427	8,028,427
Receive Float / Pay Fixed	263,164,417	178,174,511	(7,601,998)	(7,601,998)
Receive Float / Pay Float	40,855,230	31,519,466	(13,189)	(13,189)
Receive Fixed / Pay Fixed	149,593	137,750	4,349	4,349
Options:				
Sold	9,144,409	5,836,780	(64,593)	(64,593)
Bought	9,476,903	5,875,857	68,092	68,092
Total	/	/	/	**¥ 428,650**

Notes to Consolidated Financial Statements

Thousands of U.S. dollars

At March 31, 2004	Contract value Total	Contract value Over one year	Market value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	$ 290,682,542	$ 68,555,120	$ (1,707,940)	$ (1,707,940)
Bought	243,971,506	63,697,755	1,688,787	1,688,787
Options:				
Sold	177,896,141	24,600,000	(267,121)	113,556
Bought	182,929,243	23,928,000	388,785	225,624
Over-the-Counter:				
FRAs:				
Sold	250,521,062	23,756,714	107,039	107,039
Bought	213,801,918	16,894,413	(86,617)	(86,617)
Swaps:				
Receive Fixed / Pay Float	2,902,954,239	2,105,727,764	51,230,940	51,230,940
Receive Float / Pay Fixed	2,866,930,776	2,041,861,421	(49,449,124)	(49,449,124)
Receive Float / Pay Float	482,417,316	339,271,516	(8,288)	(8,288)
Receive Fixed / Pay Fixed	1,751,929	1,552,848	36,930	36,930
Options:				
Sold	95,100,524	40,337,015	(743,120)	(742,459)
Bought	96,413,994	39,482,515	789,722	787,649
Total	/	/	/	$ 2,196,097

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.

2. Derivative transactions qualifying for hedge accounting are excluded from the above table.

(b) Currency-Related Transactions

Millions of yen

At March 31, 2004	Contract value Total	Contract value Over one year	Market value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	¥ 26,554	¥ —	¥ (39)	¥ (39)
Bought	20,122	—	7	7
Over-the-Counter:				
Currency Swaps	18,494,511	12,943,329	(218,039)	(48,329)
Forwards:				
Sold	16,819,197	426,491	325,585	325,585
Bought	13,440,495	736,990	(324,841)	(324,841)
Options:				
Sold	5,651,246	2,001,092	(186,009)	18,700
Bought	5,445,823	1,986,604	237,121	84,568
Total	/	/	/	**¥ 55,652**

Thousands of U.S. dollars

At March 31, 2004	Contract value Total	Contract value Over one year	Market value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	$ 251,394	$ —	$ (373)	$ (373)
Bought	190,504	—	73	73
Over-the-Counter:				
Currency Swaps	175,087,675	122,534,593	(2,064,179)	(457,535)
Forwards:				
Sold	159,227,467	4,037,600	3,082,322	3,082,322
Bought	127,241,267	6,977,099	(3,075,279)	(3,075,279)
Options:				
Sold	53,500,397	18,944,357	(1,760,953)	177,039
Bought	51,555,651	18,807,203	2,244,830	800,611
Total	/	/	/	**$ 526,858**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.

2. Derivative transactions qualifying for hedge accounting and the following transactions are excluded from the above table.
   - •Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheets.
   - •Transactions denominated in foreign currencies which are eliminated in consolidation.
3. Transactions such as currency forwards and currency options, which had been marked to market, are included in the above table from this fiscal year.
4. Currency Swap Transactions which qualify for hedge accounting in accordance with "Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks" (JICPA Industry Audit Committee Report No. 25) are excluded from the above table.

Millions of yen

At March 31, 2003	Contract value Total	Contract value Over one year	Market value	Unrealized gains (losses)
Over-the-Counter:				
Currency Swaps	¥ 19,455,734	¥ 12,610,653	¥ (134,626)	¥ (163,955)

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.

2. Derivative transactions qualifying for hedge accounting and the following transactions described in note 4 are excluded from the above table.

3. Currency Swap Transactions which are accounted for on an accrual basis in accordance with "Tentative Accounting and Auditing Treatment relating to the Adoption of 'Accounting for Foreign Currency Transaction' for Banks" (JICPA Industry Audit Committee Report No. 20) or "Accounting and Auditing Concerning Accounting for Foreign Currency Transactions for Banks" (JICPA Industry Audit Committee Report No. 25), are excluded from the above table.

Currency swap transactions accounted for under the accrual method are as follows:

Millions of yen

At March 31, 2003	Contract value	Market value	Unrealized gains (losses)
Currency Swaps	¥ 370,040	¥ 1,893	¥ (1,622)

4. The following currency forwards, currency options and other transactions are excluded from the above table:
   * Transactions which are marked to market and of which changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.
   * Transactions which are for financial assets and liabilities denominated in foreign currencies and recognized on the Consolidated Balance Sheets.
   * Transactions denominated in foreign currencies which are eliminated in the consolidation process.

Currency-related derivatives which are marked to market are as follows:

Millions of yen

At March 31, 2003	Contract value
Listed:	
Futures:	
Sold	¥ 2,644
Bought	3,173
Over-the-Counter:	
Forwards:	
Sold	13,474,009
Bought	17,495,358
Options:	
Sold	4,065,115
Bought	4,124,246

(c) Stock-Related Transactions

Millions of yen

At March 31,	2004 Contract value Total	2004 Contract value Over one year	2004 Market value	2004 Unrealized gains (losses)	2003 Contract value Total	2003 Contract value Over one year	2003 Market value	2003 Unrealized gains (losses)
Listed:								
Index Futures:								
Sold	¥ 331,922	¥ —	¥ (16,288)	¥ (16,288)	¥ 61,583	¥ —	¥ 1,641	¥ 1,641
Bought	48,149	—	2,874	2,874	3,170	—	(105)	(105)
Index Futures Options:								
Sold	54,186	—	(1,355)	3	17,671	—	256	(0)
Bought	64,703	—	1,899	430	50,796	—	390	33
Over-the-Counter:								
Options:								
Sold	363,284	107,326	(16,774)	367	40,095	2,081	1,664	116
Bought	418,229	112,618	25,613	5,295	74,223	6,893	3,527	(938)
Forwards:								
Sold	5,998	—	91	91	—	—	—	—
Bought	3,925	2,600	233	233	2,233	—	(142)	(142)
Total	/	/	/	**¥ (6,992)**	/	/	/	**¥ 604**

Thousands of U.S. dollars

At March 31,	2004 Contract value Total	2004 Contract value Over one year	2004 Market value	2004 Unrealized gains (losses)
Listed:				
Index Futures:				
Sold	$3,142,309	$ —	$(154,203)	$(154,203)
Bought	455,833	—	27,211	27,211
Index Futures Options:				
Sold	512,981	—	(12,829)	37
Bought	612,550	—	17,985	4,077
Over-the-Counter:				
Options:				
Sold	3,439,218	1,016,061	(158,806)	3,475
Bought	3,959,381	1,066,157	242,487	50,131
Forwards:				
Sold	56,784	—	866	866
Bought	37,164	24,616	2,209	2,209
Total	/	/	/	**$ (66,197)**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.

2. Derivative transactions qualifying for hedge accounting are excluded from the above table.

(d) Bond-Related Transactions

Millions of yen

At March 31,	2004 Contract value Total	2004 Contract value Over one year	2004 Market value	2004 Unrealized gains (losses)	2003 Contract value Total	2003 Contract value Over one year	2003 Market value	2003 Unrealized gains (losses)
Listed:								
Index Futures:								
Sold	¥ 407,599	¥ —	¥ (1,661)	¥ (1,661)	¥ 624,250	¥ —	¥ (503)	¥ (503)
Bought	1,001,632	—	1,151	1,151	852,153	—	3,293	3,293
Index Futures Options:								
Sold	192,651	—	(1,805)	(728)	173,073	—	409	164
Bought	175,447	—	1,610	79	133,577	—	465	(129)
Over-the-Counter:								
Options:								
Sold	833,058	5,455	(6,562)	(2,762)	31,513	—	114	41
Bought	800,945	—	2,069	(1,016)	68,548	707	563	144
Total	/	/	/	**¥ (4,937)**	/	/	/	**¥ 3,011**

Thousands of U.S. dollars

At March 31,	2004 Contract value Total	2004 Contract value Over one year	2004 Market value	2004 Unrealized gains (losses)
Listed:				
Index Futures:				
Sold	$3,858,751	$ —	$(15,728)	$(15,728)
Bought	9,482,463	—	10,905	10,905
Index Futures Options:				
Sold	1,823,833	—	(17,092)	(6,893)
Bought	1,660,962	—	15,251	753
Over-the-Counter:				
Options:				
Sold	7,886,574	51,649	(62,128)	(26,155)
Bought	7,582,556	—	19,595	(9,623)
Total	/	/	/	**$(46,741)**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.
2. Derivative transactions qualifying for hedge accounting are excluded from the above table.

(e) Commodity-Related Transactions

Millions of yen

At March 31,	2004 Contract value Total	2004 Contract value Over one year	2004 Market value	2004 Unrealized gains (losses)	2003 Contract value Total	2003 Contract value Over one year	2003 Market value	2003 Unrealized gains (losses)
Over-the-Counter:								
Options:								
Sold	¥ 190,382	¥ 134,895	¥ (8,777)	¥ (8,777)	¥ 131,197	¥ 77,335	¥ 6,174	¥ 1,779
Bought	190,382	134,895	14,713	14,713	131,197	77,335	3,607	1,004
Total	/	/	/	**¥ 5,935**	/	/	/	**¥ 2,784**

Thousands of U.S. dollars

At March 31,	2004 Contract value Total	2004 Contract value Over one year	2004 Market value	2004 Unrealized gains (losses)
Over-the-Counter:				
Options:				
Sold	$1,802,348	$1,277,060	$ (83,100)	$ (83,100)
Bought	1,802,348	1,277,060	139,289	139,289
Total	/	/	/	**$ 56,189**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.
2. Derivative transactions qualifying for hedge accounting are excluded from the above table.
3. Commodities are oil, copper, aluminium and others.

(f) Credit Derivative Transactions

Millions of yen

At March 31,	2004 Contract value Total	2004 Contract value Over one year	2004 Market value	2004 Unrealized gains (losses)	2003 Contract value Total	2003 Contract value Over one year	2003 Market value	2003 Unrealized gains (losses)
Over-the-Counter:								
Credit Derivatives:								
Sold	¥ 272,177	¥ 161,783	¥ 1,434	¥ 1,434	¥ 19,669	¥ 16,278	¥ 17	¥ 17
Bought	784,247	705,377	32,305	32,305	502,951	498,680	84,555	84,555
Total	/	/	/	**¥ 33,740**	/	/	/	**¥ 84,572**

Thousands of U.S. dollars

At March 31,	2004 Contract value Total	2004 Contract value Over one year	2004 Market value	2004 Unrealized gains (losses)
Over-the-Counter:				
Credit Derivatives:				
Sold	$2,576,706	$1,531,610	$ 13,578	$ 13,578
Bought	7,424,474	6,677,816	305,841	305,841
Total	/	/	/	**$ 319,419**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.
2. Derivative transactions qualifying for hedge accounting are excluded from the above table.
3. "Sold" and "Bought" indicate assumption and cession of credit risk, respectively.

(g) Weather Derivative Transactions

Millions of yen

	2004				2003			
	Contract value				Contract value			
At March 31,	Total	Over one year	Market value	Unrealized gains (losses)	Total	Over one year	Market value	Unrealized gains (losses)
Over-the-Counter:								
Weather Derivatives:								
Sold	¥ 934	¥ —	¥ (106)	¥ (106)	¥ 166	¥ —	¥ 8	¥ (2)
Bought	674	—	102	102	166	—	7	5
Total	/	/	/	¥ (3)	/	/	/	¥ 2

Thousands of U.S. dollars

	2004			
	Contract value			
At March 31,	Total	Over one year	Market value	Unrealized gains (losses)
Over-the-Counter:				
Weather Derivatives:				
Sold	$ 8,844	$ —	$ (1,008)	$ (1,008)
Bought	6,387	—	974	974
Total	/	/	/	$ (34)

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.
2. Transactions are related to temperature, etc.

Non-Consolidated Financial Statements of Mizuho Financial Group, Inc. and Four Subsidiaries

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Assets			
Current Assets	¥ 3,940	¥ 5,766	$ 37,309
Cash and Due from Banks	1,231	3,538	11,654
Other Current Assets	2,709	2,228	25,655
Non-current Assets	**3,595,229**	**3,588,658**	**34,036,067**
Tangible Assets	1,014	—	9,601
Intangible Assets	3,903	187	36,950
Investments in Subsidiaries and Affiliates (Stocks)	3,588,866	3,588,471	33,975,826
Other Investments	1,446	0	13,690
Deferred Assets	**914**	**1,219**	**8,656**
Total Assets	**¥ 3,600,085**	**¥ 3,595,643**	**$ 34,082,032**
Liabilities and Shareholders' Equity			
Liabilities			
Current Liabilities	**¥ 66,018**	**¥ 49,758**	**$ 624,997**
Commercial Paper	65,000	49,000	615,356
Other Current Liabilities	1,018	758	9,641
Non-Current Liabilities	**568**	**—**	**5,384**
Total Liabilities	**66,587**	**49,758**	**630,381**
Shareholders' Equity			
Common Stock and Preferred Stock	1,540,965	1,540,965	14,588,327
Capital Surplus	1,752,885	1,752,885	16,594,580
Retained Earnings	239,832	252,043	2,270,496
Appropriated Reserves	4,350	4,350	41,181
Unappropriated Retained Earnings	235,482	247,693	2,229,315
Net Unrealized Losses on Other Securities, net of Taxes	(10)	—	(98)
Treasury Stock	(174)	(8)	(1,654)
Total Shareholders' Equity	**3,533,497**	**3,545,885**	**33,451,651**
Total Liabilities and Shareholders' Equity	**¥ 3,600,085**	**¥ 3,595,643**	**$ 34,082,032**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation.

Non-Consolidated Statements of Operations

For the Fiscal Years ended March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Operating Income	¥ 25,748	¥ 957	$ 243,758
Cash Dividend Received from Subsidiaries and Affiliates (Stocks)	14,836	—	140,461
Fees and Commissions Received from Subsidiaries and Affiliates	10,911	957	103,297
Operating Expenses	11,761	604	111,349
General and Administrative Expenses	11,761	604	111,349
Operating Profits	13,986	353	132,409
Non-operating Income	432	1,137	4,098
Non-operating Expenses	3,588	1,435	33,970
Income before Income Taxes	10,831	55	102,537
Income Taxes:			
Current	559	27	5,301
Deferred	334	(2)	3,164
Net Income	¥ 9,936	¥ 30	$ 94,072

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation.

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Assets			
Cash and Due from Banks	¥ 3,468,597	¥ 3,086,437	$ 32,837,237
Call Loans	283,436	410,575	2,683,298
Receivables under Resale Agreements	1,273,316	833,285	12,054,493
Guarantee Deposit Paid under Securities Borrowing Transactions	2,725,918	2,241,428	25,806,294
Other Debts Purchased	120,726	73,620	1,142,918
Trading Assets	2,973,185	3,877,428	28,147,171
Money Held in Trust	4,754	19,754	45,013
Securities	18,482,622	14,716,782	174,975,124
Loans and Bills Discounted	23,703,886	27,632,516	224,404,867
Foreign Exchange Assets	457,593	540,131	4,332,045
Other Assets	3,387,387	2,839,321	32,068,420
Premises and Equipment	166,614	264,634	1,577,339
Deferred Debenture Charges	18	38	172
Deferred Tax Assets	534,477	1,064,486	5,059,903
Customers' Liabilities for Acceptances and Guarantees	2,773,479	3,073,167	26,256,548
Reserves for Possible Losses on Loans	(434,250)	(1,075,211)	(4,111,054)
Reserve for Possible Losses on Investments	(67)	(4,995)	(642)
Total Assets	**¥ 59,921,696**	**¥ 59,593,402**	**$ 567,279,146**
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	¥ 22,157,982	¥ 18,386,659	$ 209,769,788
Debentures	6,743,929	7,878,927	63,844,827
Call Money and Bills Sold	9,743,569	13,967,075	92,242,445
Payables under Repurchase Agreements	3,567,653	4,568,114	33,775,001
Guarantee Deposit Received under Securities Lending Transactions	4,781,320	2,191,613	45,264,796
Commercial Paper	215,000	62,000	2,035,407
Trading Liabilities	2,131,091	2,789,451	20,175,055
Borrowed Money	2,302,632	2,036,031	21,799,034
Foreign Exchange Liabilities	355,264	183,016	3,363,295
Short-term Bonds	180,000	—	1,704,061
Bonds and Notes	263,100	653,100	2,490,770
Other Liabilities	2,405,055	2,190,013	22,768,674
Reserve for Bonus Payments	2,418	3,192	22,898
Reserve for Employee Retirement Benefits	—	1,435	—
Reserve for Contingencies	131,749	141,124	1,247,270
Deferred Tax Liabilities for Revaluation Reserve for Land	35,300	63,978	334,191
Acceptances and Guarantees	2,773,479	3,073,167	26,256,548
Total Liabilities	**57,789,545**	**58,188,903**	**547,094,060**
Shareholders' Equity			
Common Stock and Preferred Stock	1,070,965	1,070,965	10,138,834
Capital Surplus	258,247	1,271,230	2,444,830
Retained Earnings (Deficit):	388,783	(1,012,982)	3,680,616
Appropriated Reserves	—	207,761	—
Unappropriated Retained Earnings (Deficit)	388,783	(1,220,744)	3,680,616
Revaluation Reserve for Land, net of Taxes	51,539	104,740	487,928
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	362,614	(29,453)	3,432,878
Total Shareholders' Equity	**2,132,150**	**1,404,499**	**20,185,086**
Total Liabilities and Shareholders' Equity	**¥ 59,921,696**	**¥ 59,593,402**	**$ 567,279,146**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation.

Non-Consolidated Statements of Operations

For the Fiscal Years ended March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Income			
Interest Income	¥ 742,275	¥ 980,833	$ 7,027,132
Loans and Bills Discounted	*408,942*	*621,727*	*3,871,462*
Securities	*260,485*	*256,108*	*2,466,022*
Fee and Commission Income	129,877	129,065	1,229,549
Trading Income	55,192	65,031	522,511
Other Operating Income	197,586	180,666	1,870,553
Other Income	297,935	131,839	2,820,557
Total Income	**1,422,867**	**1,487,436**	**13,470,302**
Expenses			
Interest Expenses	329,575	549,642	3,120,091
Deposits	*72,712*	*132,470*	*688,368*
Debentures	*84,942*	*112,226*	*804,149*
Fee and Commission Expenses	40,514	32,265	383,552
Trading Expenses	465	—	4,403
Other Operating Expenses	91,626	72,884	867,428
General and Administrative Expenses	226,254	290,539	2,141,955
Other Expenses	145,808	2,118,475	1,380,371
Total Expenses	**834,244**	**3,063,806**	**7,897,800**
Income (Loss) before Income Taxes	**588,623**	**(1,576,370)**	**5,572,502**
Income Taxes:			
Current	71	39	678
Deferred	248,363	57,032	2,351,257
Net Income (Loss)	**¥ 340,188**	**¥ (1,633,441)**	**$ 3,220,567**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation.

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Assets			
Cash and Due from Banks	¥ 4,695,419	¥ 5,767,724	$ 44,451,572
Call Loans and Bills Purchased	4,269,900	7,000,000	40,423,175
Guarantee Deposit Paid under Securities Borrowing Transactions	3,175,215	3,434,253	30,059,792
Other Debts Purchased	182,827	631,480	1,730,831
Trading Assets	720,641	1,261,417	6,822,315
Securities	15,238,948	8,535,213	144,267,235
Loans and Bills Discounted	37,001,430	37,885,417	350,292,821
Foreign Exchange Assets	146,193	156,348	1,384,015
Other Assets	1,551,238	1,448,203	14,685,583
Premises and Equipment	867,535	1,200,354	8,212,969
Deferred Debenture Charges	428	1,002	4,058
Deferred Tax Assets	707,488	913,837	6,697,799
Customers' Liabilities for Acceptances and Guarantees	1,912,132	2,082,156	18,102,175
Reserves for Possible Losses on Loans	(460,530)	(829,621)	(4,359,850)
Reserve for Possible Losses on Investments	(179,384)	(182,013)	(1,698,235)
Total Assets	**¥ 69,829,484**	**¥ 69,305,777**	**$ 661,076,255**
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	¥ 54,647,737	¥ 52,165,166	$ 517,350,540
Debentures	2,810,806	3,918,740	26,609,926
Call Money and Bills Sold	2,135,200	3,741,700	20,213,954
Payables under Repurchase Agreements	7,119	42,967	67,405
Guarantee Deposit Received under Securities Lending Transactions	2,932,870	953,358	27,765,509
Trading Liabilities	600,955	1,101,390	5,689,254
Borrowed Money	1,538,115	1,495,032	14,561,347
Foreign Exchange Liabilities	14,989	10,712	141,908
Other Liabilities	1,344,260	1,860,847	12,726,126
Reserve for Bonus Payments	7,298	8,072	69,095
Reserve for Possible Losses on Loans Sold	—	24,936	—
Reserve for Possible Losses on Support of Specific Borrowers	—	22,840	—
Reserve under Special Laws	2	2	22
Deferred Tax Liabilities for Revaluation Reserve for Land	123,166	189,371	1,166,020
Acceptances and Guarantees	1,912,132	2,082,156	18,102,175
Total Liabilities	**68,074,656**	**67,617,297**	**644,463,281**
Shareholders' Equity			
Common Stock and Preferred Stock	650,000	650,000	6,153,555
Capital Surplus	762,345	981,668	7,217,133
Retained Earnings (Deficit):	195,070	(219,322)	1,846,737
Appropriated Reserves	—	135,749	—
Unappropriated Retained Earnings (Deficit)	195,070	(355,071)	1,846,737
Revaluation Reserve for Land, net of Taxes	180,199	277,061	1,705,950
Net Unrealized Losses on Other Securities, net of Taxes	(32,787)	(927)	(310,401)
Total Shareholders' Equity	**1,754,828**	**1,688,479**	**16,612,974**
Total Liabilities and Shareholders' Equity	**¥ 69,829,484**	**¥ 69,305,777**	**$ 661,076,255**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation.

Non-Consolidated Statements of Operations

For the Fiscal Years ended March 31,	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Income			
Interest Income	¥ 722,349	¥ 793,797	$ 6,838,488
Loans and Bills Discounted	*619,248*	*686,102*	*5,862,428*
Securities	*75,511*	*71,355*	*714,867*
Fee and Commission Income	208,774	184,973	1,976,466
Trading Income	57,982	41,291	548,917
Other Operating Income	165,625	166,381	1,567,973
Other Income	192,491	63,390	1,822,319
Total Income	**1,347,222**	**1,249,834**	**12,754,163**
Expenses			
Interest Expenses	79,710	98,556	754,619
Deposits	*23,929*	*39,046*	*226,541*
Debentures	*8,759*	*11,532*	*82,923*
Fee and Commission Expenses	55,309	53,144	523,612
Trading Expenses	1,491	60	14,120
Other Operating Expenses	47,189	29,268	446,741
General and Administrative Expenses	617,252	635,314	5,843,534
Other Expenses	307,440	1,147,765	2,910,541
Total Expenses	**1,108,393**	**1,964,108**	**10,493,167**
Income (Loss) before Income Taxes	**238,829**	**(714,273)**	**2,260,996**
Income Taxes:			
Current	476	938	4,513
Deferred	140,143	(86,656)	1,326,739
Net Income (Loss)	**¥ 98,208**	**¥ (628,556)**	**$ 929,744**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation.

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Assets			
Cash and Due from Banks	¥ 290,394	¥ 536,469	$ 2,749,162
Call Loans	100,000	—	946,701
Other Debts Purchased	102,704	84,111	972,302
Trading Assets	58,720	124,720	555,904
Money Held in Trust	—	441	—
Securities	1,382,692	1,298,410	13,089,957
Loans and Bills Discounted	3,093,331	3,414,209	29,284,592
Foreign Exchange Assets	1,808	1,565	17,122
Other Assets	165,070	269,148	1,562,726
Premises and Equipment	42,919	55,722	406,318
Deferred Tax Assets	89,259	141,092	845,016
Customers' Liabilities for Acceptances and Guarantees	161,981	216,089	1,533,483
Reserves for Possible Losses on Loans	(23,551)	(64,183)	(222,960)
Reserve for Possible Losses on Investments	(676)	—	(6,405)
Total Assets	**¥ 5,464,653**	**¥ 6,077,797**	**$ 51,733,918**
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	¥ 3,090,103	¥ 3,177,171	$ 29,254,033
Call Money and Bills Sold	237,244	440,600	2,245,991
Guarantee Deposit Received under Securities Lending Transactions	181,831	325,055	1,721,402
Trading Liabilities	64,250	114,751	608,258
Borrowed Money	101,273	142,835	958,753
Foreign Exchange Liabilities	9	10	89
Bonds and Notes	89,100	127,900	843,510
Bonds with Stock Options	—	4,731	—
Due to Trust Account	1,158,712	1,094,630	10,969,538
Other Liabilities	34,707	159,402	328,578
Reserve for Bonus Payments	1,249	1,475	11,834
Reserve for Employee Retirement Benefits	8,747	7,589	82,816
Reserve for Possible Losses on Loans Sold	—	624	—
Reserve for Possible Losses on Support of Specific Borrowers	—	4,200	—
Acceptances and Guarantees	161,981	216,089	1,533,483
Total Liabilities	**5,129,211**	**5,817,067**	**48,558,285**
Shareholders' Equity			
Common Stock and Preferred Stock	247,231	247,231	2,340,546
Capital Surplus	12,213	117,203	115,627
Retained Earnings (Deficit):	30,018	(104,990)	284,187
Appropriated Reserves	—	90	—
Unappropriated Retained Earnings (Deficit)	30,018	(105,080)	284,187
Net Unrealized Gains on Other Securities, net of Taxes	46,008	1,299	435,559
Treasury Stock	(30)	(15)	(286)
Total Shareholders' Equity	**335,442**	**260,729**	**3,175,633**
Total Liabilities and Shareholders' Equity	**¥ 5,464,653**	**¥ 6,077,797**	**$ 51,733,918**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation.

Non-Consolidated Statements of Operations

For the Fiscal Years ended March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Income			
Trust Fees	¥ 62,045	¥ 35,551	$ 587,385
Interest Income	70,602	80,011	668,393
Loans and Bills Discounted	*51,928*	*61,509*	*491,610*
Securities	*16,471*	*16,540*	*155,935*
Fee and Commission Income	40,566	22,215	384,042
Trading Income	707	3,656	6,699
Other Operating Income	11,970	11,289	113,326
Other Income	41,364	27,240	391,597
Total Income	**227,256**	**179,963**	**2,151,442**
Expenses			
Interest Expenses	33,441	38,538	316,591
Deposits	*9,981*	*11,558*	*94,496*
Borrowings and Rediscounts	*2,034*	*2,102*	*19,260*
Fee and Commission Expenses	15,929	3,847	150,804
Trading Expenses	2	—	27
Other Operating Expenses	2,794	995	26,456
General and Administrative Expenses	79,255	54,380	750,312
Other Expenses	44,498	169,703	421,267
Total Expenses	**175,922**	**267,464**	**1,665,457**
Income (Loss) before Income Taxes	**51,334**	**(87,500)**	**485,985**
Income Taxes:			
Current	47	21	454
Deferred	21,268	17,558	201,345
Net Income (Loss)	**¥ 30,018**	**¥ (105,080)**	**$ 284,186**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation.

Mizuho Securities Co., Ltd.

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Assets			
Cash and Cash Equivalents	¥ 35,211	¥ 36,562	$ 333,350
Cash and Cash Equivalents Segregated as Deposits	6,086	1,304	57,617
Receivables:			
Unsettled—Trades	121,534	—	1,150,564
Short-term Loans	—	70	—
Accrued Income	8,876	8,890	84,035
Other	20,091	3,480	190,204
Trading Assets	2,889,826	3,373,694	27,358,011
Securities Borrowed	3,011,229	2,438,639	28,507,332
Property, Equipment and Leasehold Improvements, at Cost	10,167	8,826	96,259
Less: Accumulated Depreciation	(4,762)	(3,715)	(45,083)
Investments in Securities	198,875	71,861	1,882,760
Deferred Tax Assets	3,815	3,668	36,117
Other Assets	30,342	12,679	287,251
Total Assets	**¥ 6,331,295**	**¥ 5,955,961**	**$ 59,938,417**
Liabilities and Shareholders' Equity			
Liabilities			
Short-term Borrowings	¥ 767,056	¥ 391,255	$ 7,261,728
Commercial Paper	237,800	91,400	2,251,254
Payables:			
Unsettled—Trades	—	426,960	—
Other Payables to Customers	3,100	129	29,355
Other	3,435	1,704	32,521
Trading Liabilities	2,644,249	1,894,275	25,033,130
Securities Sold under Repurchase Agreements	206,771	419,584	1,957,509
Securities Loaned	2,024,617	2,475,373	19,167,072
Accrued Liabilities and Other:			
Income Taxes Payable	15,862	4,326	150,175
Other	17,005	7,652	160,991
Long-term Borrowings	35,500	—	336,079
Bonds Issued	75,400	—	713,812
Deferred Tax Liabilities	12,700	—	120,236
Statutory Reserves	804	439	7,616
Total Liabilities	**6,044,304**	**5,713,102**	**57,221,478**
Shareholders' Equity			
Common Stock	150,200	150,200	1,421,945
Capital Surplus	95,324	95,324	902,438
Retained Earnings (Deficit)	20,387	(419)	193,006
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	21,078	(2,245)	199,550
Total Shareholders' Equity	**286,990**	**242,859**	**2,716,939**
Total Liabilities and Shareholders' Equity	**¥ 6,331,295**	**¥ 5,955,961**	**$ 59,938,417**

Notes: 1. *The amounts indicated in millions of yen are rounded down by truncating the figures below one million.*
2. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation.

Non-Consolidated Statements of Operations

For the Fiscal Years ended March 31,	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars 2004
Income			
Commission Income	¥ 34,162	¥ 32,747	$ 323,421
Trading Income	40,265	16,406	381,189
Interest and Dividend Income	8,460	9,553	80,098
Other Income	903	96	8,558
Subtotal	83,792	58,804	793,266
Less: Interest Expenses	(4,618)	(2,461)	(43,725)
Total Income	**79,174**	**56,342**	**749,541**
Expenses			
Selling, General and Administrative Expenses	42,117	33,589	398,722
Other Expenses	822	13,685	7,790
Total Expenses	**42,939**	**47,274**	**406,512**
Income before Income Taxes	**36,234**	**9,067**	**343,029**
Income Taxes:			
Current	18,877	5,767	178,709
Deferred	(3,449)	(742)	(32,660)
Net Income	**¥ 20,807**	**¥ 4,043**	**$ 196,980**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥105.63=US$1.00, the foreign exchange rate on March 31, 2004, has been used for translation.

Senior Executives of Mizuho

Mizuho Financial Group

Board of Directors

Terunobu Maeda*
President & CEO

Keiji Torii*
Deputy President
Head of IT, Systems & Operations Group / Chief Information Officer (CIO)

Satoru Nishibori*
Managing Director
Head of Financial Control and Accounting Group / Chief Financial Officer (CFO)

Tetsuji Kosaki*
Managing Director
Head of Strategic Planning Group and Head of Audit and Compliance Group / Chief Strategy Officer (CSO) / Chief Compliance Officer (CCO)

Hiroshi Saito
Director

Seiji Sugiyama
Director

Yoshiharu Fukuhara
Director

Glen S. Fukushima
Director

Corporate Auditors

Yukio Obara
Corporate Auditor

Hidemi Ueda
Corporate Auditor

Yukio Nozaki
Corporate Auditor

Masahiko Kadotani
Corporate Auditor

Toshiaki Hasegawa
Corporate Auditor

Executive Officers

Koichi Ikeda
Managing Executive Officer
Head of Risk Management Group and Head of Human Resources Group / Chief Risk Officer (CRO) / Chief Human Resources Officer (CHRO)

Yoshiaki Sugita
Executive Officer
Assistant to Head of IT, Systems & Operations Group

Katsuyoshi Ejima
Executive Officer
General Manager of Credit Risk Management

Mizuho Corporate Bank

Board of Directors

Hiroshi Saito*
President & CEO

Tsunehiro Nakayama*
Deputy President
Chief Compliance Officer / Head of Audit & Compliance Group

Masayoshi Kanaji*
Deputy President

Takashi Goto*
Deputy President

Toshikazu Kitano*
Managing Director
Head of Corporate Banking Unit
Chief Information Officer / Head of IT & Systems Group

Makoto Kigawa*
Managing Director
Chief Risk Officer / Head of Risk Management Group
Chief Human Resources Officer / Head of Human Resources Group

Mareto Sako*
Managing Director
Chief Strategy Officer / Head of Strategic Planning Group
Chief Financial Officer / Head of Financial Control & Accounting Group

Corporate Auditors

Junichi Miyazaki
Corporate Auditor

Tsuyoshi Kusumoto
Corporate Auditor

Yukio Nozaki
Corporate Auditor

Yukio Obara
Corporate Auditor

Executive Officers

Norimasa Kuroda
Managing Executive Officer
Head of International Banking Unit

Masatsugu Nagato
Managing Executive Officer
Head of the Americas

Takashi Tsukamoto
Managing Executive Officer
Head of Europe, Africa and the Middle East

Yasufumi Miyazaki
Managing Executive Officer
Head of Asia and Oceania

Mizuho Bank

Board of Directors

Seiji Sugiyama*
President & CEO

Tsutomu Abe*
Deputy President

Saburo Nishiura*
Deputy President

Yasuo Tsunemi*
Senior Managing Director

Mitsuru Machida*
Managing Director

Syunichi Asada*
Managing Director

Tetsuo Narukawa*
Managing Director

Corporate Auditors

Kiyotaka Noborihayashi
Corporate Auditor

Nobuyoshi Naka
Corporate Auditor

Toshiaki Hasegawa
Corporate Auditor

Hidemi Ueda
Corporate Auditor

Mizuho Securities

Board of Directors

Yoshio Osawa
President

Makoto Fukuda
Deputy President

Seiichiro Sato
Deputy President

Yoneo Sakai
Deputy President

Mizuho Trust & Banking

Board of Directors

Teruhiko Ikeda
President and CEO

Hidehiko Naito
Deputy President

Notes: 1. * Indicates Directors concurrently serving as Executive Officers.
2. Executive Officers, excluding the Directors concurrently serving as Executive Officers and Executive Officers responsible for global regional operations and the head of the International Banking Unit of Mizuho Corporate Bank, have not been listed.
3. Executive Officers, excluding Directors concurrently serving as Executive Officers of Mizuho Bank, have not been listed.
4. Members of the Board of Directors other than the President and the Deputy Presidents, and the Corporate Auditors as well as the Executive Officers of Mizuho Securities, have not been listed.
5. Members of the Board of Directors other than the President and CEO and the Deputy Presidents, and the Corporate Auditors as well as the Executive Officers of Mizuho Trust & Banking, have not been listed.

(As of June 25, 2004)

Office Network of Mizuho

Domestic Network of Mizuho

(as of March 31, 2004)

Mizuho Financial Group
Head Office

Mizuho Corporate Bank
Head Office and Branches: 18

Mizuho Bank
Head Office and Branches: 528
Sub-branches: 100
Agencies: 14

Mizuho Securities
Head Office

Mizuho Trust & Banking
Head Office and Branches: 38
Sub-branch: 1

International Network of Mizuho

(as of July 31, 2004)

Asia and Oceania

China

Beijing Branch
8th Floor, Chang-Fu-Gong Office Building, Jia 26, Jianguomenwai Street, Chaoyang District, Beijing 100022, The People's Republic of China
TEL 86-10-6525-1888

Dalian Branch
6th Floor, Senmao Building, Zhongshan Road 147, Xigang District, Dalian 116011, The People's Republic of China
TEL 86-411-8360-2543

Shanghai Branch
25th Floor, HSBC TOWER, 101 Yin Cheng East Road, Pudong New Area, Shanghai 200120, The People's Republic of China
TEL 86-21-6841-0001

Shenzhen Branch
21st Floor, Shenzhen International Financial Building, Jian She Lu, Shenzhen, Guangdong Province, The People's Republic of China
TEL 86-755-8222-1918

Guangzhou Representative Office
12th Floor, Garden Tower, 368 Huanshi Dong Lu, Guangzhou 510064, The People's Republic of China
TEL 86-20-8385-8000

Nanjing Representative Office
Room 801, Nanjing Grand Hotel, 208 Guangzhou Road, Nanjing, Jiangsu Province, The People's Republic of China
TEL 86-25-8332-9379

Tianjin Representative Office
Room 2202, Tianjin International Building 75, Nanjing Road, Tianjin, The People's Republic of China
TEL 86-22-2330-5448

Wuhan Representative Office
Room 411, Shangri-la Hotel, 700 Jian She Dadao, Wuhan 430020, The People's Republic of China
TEL 86-27-8578-1155

Xiamen Representative Office
Room 915, East Ocean Building Hotel, No.1 Building, Zhongshan Road, Xiamen, Fujian 361001, The People's Republic of China
TEL 86-592-202-1111(ext. 2915)

Hong Kong Branch
17th Floor, Two Pacific Place, 88 Queensway, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2103-3000

Mizuho Capital Markets (HK) Limited
16th Floor, Two Pacific Place, 88 Queensway, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2537-3815

Mizuho Corporate Asia (HK) Limited
17th Floor, Two Pacific Place, 88 Queensway, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2103-3040

*Mizuho Securities Asia Limited**
Suites 901-907, Level 9, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2685-2000

India

Mumbai Branch
Maker Chamber III, 1st Floor, Jamnalal Bajaj Road, Nariman Point, Mumbai, 400021 India
TEL 91-22-2288-6638

New Delhi Representative Office
DBS Business Centre, 1st Floor, World Trade Tower, Barakhamba Lane, New Delhi 110 001 India
TEL 91-11-2341-2190

Indonesia

PT. Bank Mizuho Indonesia
Plaza BII Menara 2, 24th Floor, JL., M.H. Thamrin No. 51, Jakarta 10350, Indonesia
TEL 62-21-392-5222

Korea

Seoul Branch
8th Floor, Seoul City Tower, 581, Namdaemunro, 5-ka, Chung-ku, Seoul, Korea
TEL 822-3782-8500

Malaysia

Labuan Branch
Level 9 (B) & (C), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia
TEL 60-87-417766

Labuan Branch, Kuala Lumpur Marketing Office
Level 34, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia
TEL 60-3-2070-6880

Kuala Lumpur Representative Office
Level 34, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia
TEL 60-3-2070-6595

Philippines

Manila Branch
26th Floor, Citibank Tower, Valero Street corner Villar Street, Salcedo Village, Makati City, Metro Manila, Philippines
TEL 63-2-848-0001

Singapore

Singapore Branch
168 Robinson Road, #13-00 Capital Tower, Singapore 068912, Republic of Singapore
TEL 65-6423-0330

*Mizuho Futures (Singapore) Pte. Limited**
Six Battery Road, #18-05 Singapore 049909, Republic of Singapore
TEL 65-6221-3633

Taiwan

Kaohsiung Branch
12th Floor, No.2, Chung Cheng 3rd Road, Kaohsiung 800, Taiwan
TEL 886-7-236-8768

Taipei Branch
2nd Floor, Hung Kuo Building, 167 Tun Hua North Road, Taipei 105, Taiwan
TEL 886-2-2715-3911

Thailand

Bangkok Branch
18th Floor, TISCO Tower, 48 North Sathorn Road, Silom, Bangrak, Bangkok 10500, Thailand
TEL 66-2-638-0200

Mizuho Corporate Leasing (Thailand) Co., Ltd.
19th Floor, TISCO Tower 48/44 North Sathorn Road, Silom, Bangrak, Bangkok 10500, Thailand
TEL 66-2-638-0900

Note: All overseas offices are those of Mizuho Corporate Bank except for offices indicated as follows:
* Subsidiary of Mizuho Securities
** Subsidiary of Mizuho Trust & Banking
*** Subsidiary of DLIBJ Asset Management

Vietnam

Hanoi Branch
Suite 403-407, 63 LTT Building,
63 Ly Thai To Street, Hanoi,
Socialist Republic of Vietnam
TEL 84-4-9363-123

Ho Chi Minh City Representative Office
7th Floor, The Landmark, 5B Ton Duc Thang Street, District 1, Ho Chi Minh City,
Socialist Republic of Vietnam
TEL 84-8-8228-638

Australia

Sydney Branch
Level 33, 60 Margaret Street, Sydney, N.S.W. 2000, Australia
TEL 61-2-8273-3888

Europe and The Middle East

Austria

Mizuho Corporate Bank-BA Investment Consulting GmbH
Landhausgasse 4/7, 1010 Vienna, Austria
TEL 43-1-5355868

France

Paris Branch
Washington Plaza 40, rue Washington, 75408
Paris Cedex 08, France
TEL 33-1-5383-4100

Germany

Düsseldorf Branch
Königsallee 60 D, 40212 Düsseldorf,
F.R. Germany
TEL 49-211-13020

Mizuho Corporate Bank (Germany) Aktiengesellschaft
Taunustor 2, 60311 Frankfurt am Main,
F.R. Germany
TEL 49-69-27282-0

Luxembourg

*Mizuho Trust & Banking (Luxembourg) S.A.***
1B, Parc d'Activité Syrdall, L-5365 Munsbach, Luxembourg
TEL 352-4216171

Switzerland

*Mizuho Bank (Switzerland) Ltd.**
Loewenstrasse 32, 8023 Zurich, Switzerland
TEL 41-1-216-9111

The Netherlands

Mizuho Corporate Bank Nederland N.V.
Apollolaan 171, 1077 AS, Amsterdam,
The Netherlands
TEL 31-20-5734343

United Kingdom

London Branch
River Plate House, 7-11 Finsbury Circus,
London EC2M 7DH, UK
TEL 44-20-7012-4000

*DLIBJ Asset Management International Ltd.****
Bracken House, One Friday Street,
London, EC4M 9JA, UK
TEL 44-20-7329-3777

Mizuho Capital Markets (UK) Limited
River Plate House, 7-11 Finsbury Circus,
London EC2M 7DH, UK
TEL 44-20-7972-9900

*Mizuho International plc**
Bracken House, One Friday Street,
London EC4M 9JA, UK
TEL 44-20-7236-1090

Bahrain

Bahrain Representative Office
Suite 201-202, Entrance 4,
2nd Floor, Manama Center, Manama, Bahrain
(P.O. BOX 5759, Manama, Bahrain)
TEL 973-17-224522

Iran

Tehran Representative Office
3rd Floor, No.1, 14th Street,
Khaled Eslamboli Avenue, Tehran 15117, Iran
TEL 98-21-872-6593

The Americas

Brazil

São Paulo Representative Office
Avenida Paulista, 1274-11° andar, CEP. 01310-926,
São Paulo, SP, Brazil
TEL 55-11-251-4199

Canada

Mizuho Corporate Bank (Canada)
100 Yonge Street, Suite1102, Toronto, Ontario,
Canada M5C 2W1
TEL 1-416-874-0222

Cayman

Cayman Branch
Coutts House, 1446 West Bay Road,
P.O. Box 707GT, Grand Cayman, Cayman Islands,
British West Indies

Mexico

Mexico Representative Office
Edificio Omega, Campos Eliseos No.345-11,
Col. Chapultepec Polanco, Deleg. Miguel
Hidalgo, 11560 Mexico, D.F., Mexico
TEL 52-55-5281-5037

U.S.A.

Chicago Branch
311 South Wacker Drive, Suite 2020,
Chicago, IL 60606-6620, U.S.A.
TEL 1-312-855-1111

New York Branch
1251 Avenue of the Americas,
New York, NY 10020, U.S.A.
TEL 1-212-282-3000

Los Angeles Agency
350 South Grand Avenue, Suite 1500,
Los Angeles, CA 90071, U.S.A.
TEL 1-213-243-4500

*DLIBJ Asset Management U.S.A. Inc.****
1133 Avenue of the Americas, 28th Floor,
New York, NY 10036, U.S.A.
TEL 1-212-350-7650

Mizuho Capital Markets Corporation
1440 Broadway, 25th Floor,
New York, NY 10018, U.S.A.
TEL 1-212-547-1500

Mizuho Corporate Bank of California
555 West Fifth Street,
Los Angeles, CA 90013, U.S.A.
TEL 1-213-612-2700

Mizuho Corporate Bank (USA)
1251 Avenue of the Americas,
New York, NY 10020, U.S.A.
TEL 1-212-282-3030

*Mizuho Securities USA Inc.**
Waterfront Corporate Center, 111 River Street,
11th Floor, Hoboken, NJ 07030, U.S.A.
TEL 1-201-626-1000

*Mizuho Trust & Banking Co. (USA) ***
666 Fifth Avenue, Suite 802,
New York, NY 10103 , U.S.A.
TEL 1-212-373-5900

*The Bridgeford Group, Inc.**
445 Park Avenue, 20th Floor,
New York, NY 10022, U.S.A.
TEL 1-212-705-0880

Investor Information on Mizuho Financial Group, Inc.

Date of Establishment

January 8, 2003

Paid-in Capital

¥1,540,965 million

Outstanding Shares

13,975,894.67 shares
Common Shares: 11,926,964.67 shares
Preferred Shares: 2,048,930 shares

Number of Shareholders

Common Shares: 256,975
Preferred Shares: 3,415

Principal Shareholders (Common Stock)

	Shares held	Percentage of shares outstanding (%)
Mizuho Holdings, Inc.	1,155,840.83	9.69
Japan Trustee Services Bank, Ltd. (Trustee account)	642,797.00	5.38
The Master Trust Bank of Japan, Ltd. (Trustee account)	490,527.00	4.11
ROYAL TRUST CORPORATION OF CANADA, LONDON-NON TREATY ACCOUNT (Standing proxy agent: Standard Chartered Bank)	352,476.00	2.95
The Dai-ichi Mutual Life Insurance Company	279,158.00	2.34
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000.00	1.14
Nippon Life Insurance Company	132,630.76	1.11
STATE STREET BANK AND TRUST COMPANY (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	124,202.00	1.04
LEHMAN BROTHERS ASIA CAPITAL COMPANY (Standing proxy agent: LEHMAN BROTHERS JAPAN INC., TOKYO BRANCH)	122,337.62	1.02
Asahi Mutual Life Insurance Company	110,000.00	0.92

Stock Listings

Tokyo Stock Exchange
Osaka Securities Exchange

Accounting Auditors

Shin Nihon & Co.

Transfer Agent

Mizuho Trust & Banking Co., Ltd.

Fiscal Year

April 1 to March 31

Convocation of General Meetings of Shareholders

A regular general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Record Date

The Company shall deem shareholders having voting rights appearing in writing or digitally on the last register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of March 31 of each year as the shareholders who shall be entitled to exercise their rights at the regular general meeting of shareholders for the relevant fiscal term.

In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, pursuant to a resolution of the Board of Directors and upon giving a prior public notice thereof.

Dividends

Dividends on shares shall be paid to the shareholders or registered pledgees appearing in writing or digitally on the last register of shareholders as of March 31 of each year or to the holders of fractional shares appearing in writing or digitally on the last register of holders of fractional shares as of March 31 of each year.

Interim Dividends

The Company may, by a resolution of the Board of Directors, make cash distributions pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as "Interim Dividends" in these Articles of Incorporation) to the shareholders or registered pledgees appearing in writing or digitally on the last register of shareholders as of September 30 of each year or to the holders of fractional shares appearing in writing or digitally on the last register of holders of fractional shares as of September 30 of each year.

(as of March 31, 2004)

Disclosure Policy of Mizuho

○ Voluntary, Proactive Disclosure

By winning the highest regard of our shareholders and the market, we aim to earn the trust of society as Japan's leading comprehensive financial services group. For this reason, we place one of the highest management priorities on continuing to disclose information to our customers, shareholders, and investors both in and outside Japan in a timely, fair and appropriate manner in order that they may form accurate judgments and appraisals of the group.

Specifically, we intend to use the following tools to promote further understanding of the group:

*IR meetings and other presentations by top executives, and disclosure of these contents on our Web site.

*Highly detailed annual reports and other publications as well as constantly upgrading the contents of our Web site.

*Effective use of diversified disclosure channels such as conferences in both Japanese and English via the Internet.


Investor Relations
Mizuho Financial Group
Mizuho's IR Home Page




MIZUHO
Financial Results for FY2003

○ Disclosure in Compliance with Relevant Laws

In accordance with the provisions of the Japanese Banking Law, the Securities and Exchange Law and the relevant regulations laid down by stock exchanges in Japan and around the world, we will endeavor to disclose pertinent information in a timely and appropriate manner.

Contact Information

Mizuho Financial Group, Inc.
1-5-5, Otemachi,
Chiyoda-ku, Tokyo 100-0004,
Japan
Tel. +81-(0)3-5224-1111
URL: http://www.mizuho-fg.co.jp/



Mizuho Corporate Bank, Ltd.
1-3-3, Marunouchi,
Chiyoda-ku, Tokyo 100-8210,
Japan
Tel. +81-(0)3-3214-1111
URL: http://www.mizuhocbk.co.jp/



Mizuho Bank, Ltd.
1-1-5, Uchisaiwaicho,
Chiyoda-ku, Tokyo 100-0011,
Japan
Tel. +81-(0)3-3596-1111
URL: http://www.mizuhobank.co.jp/



Mizuho Securities Co., Ltd.
Otemachi First Square,
1-5-1, Otemachi,
Chiyoda-ku, Tokyo 100-0004,
Japan
Tel. +81-(0)3-5208-3210
URL: http://www.mizuho-sc.com/



Mizuho Trust & Banking Co., Ltd.
1-2-1, Yaesu,
Chuo-ku, Tokyo 103-8670,
Japan
Tel. +81-(0)3-3278-8111
URL: http://www.mizuho-tb.co.jp/



◎ This report contains statements concerning the group's future performance.
These statements, however, do not guarantee the ultimate outcome of the group's performance in the future, and take into consideration the risks and uncertainties that may be caused by such factors as changes in the business environment.

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MIZUHO

Mizuho Financial Group

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